     As filed with the Securities and Exchange Commission on May 25, 1999

                                                  Registration No. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                --------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933

                                --------------

                             NOVAMED EYECARE, INC.
            (Exact name of registrant as specified in its charter)

                                --------------

         Delaware                    8741                    36-4116193
     (State or other          (Primary Standard           (I.R.S. Employer
     jurisdiction of      Industrial Classification      Identification No.)
     incorporation or             Code No.)
      organization)

980 North Michigan Avenue, Suite 1620, Chicago, Illinois 60611, (312) 664-4100
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                --------------

                               STEPHEN J. WINJUM
         Chairman of the Board, President and Chief Executive Officer
980 North Michigan Avenue, Suite 1620, Chicago, Illinois 60611, (312) 664-4100 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  Copies to:
      STEVEN V. NAPOLITANO, ESQ.               THOMAS J. MURPHY, ESQ.
         JEFFREY R. PATT, ESQ.                TIMOTHY R.M. BRYANT, ESQ.
         Katten Muchin & Zavis                 McDermott, Will & Emery
  525 West Monroe Street, Suite 1600     227 West Monroe Street, Suite 4400
        Chicago, Illinois 60661                Chicago, Illinois 60606
            (312) 902-5200                         (312) 372-2000
                                --------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box [_] .
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering: [_] .
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_] .
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_] .
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_] .

                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                           Proposed
                                                           maximum                      Amount of
             Title of each class of                       aggregate                    registration
           securities to be registered              offering price (1)(2)                  fee
---------------------------------------------------------------------------------------------------
Common Stock, $.01 par value                             $100,000,000                    $29,500

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Up to 15% of this amount represents an option granted to the underwriters to purchase shares from NovaMed to cover over-allotments, if any.
(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) of Regulation C under the Securities Act of 1933, as amended.
                                --------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this
Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to
Section 8(a), may determine.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities,and we are not soliciting an offer to buy + +these securities, in any state where the offer or sale is not permitted. +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                              SUBJECT TO COMPLETION

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Preliminary Prospectus
Dated             , 1999

                                   Shares of Common Stock

--------------------------------------------------------------------------------
NovaMed Eyecare, Inc.:     The Offering:


 . We are an eye care       . We are offering
  services company                      shares.
  focused on laser           Existing stockholders
  vision correction. We      are offering
  operate in five                       shares.
  regional U.S.
  markets, where we own
  and operate 10 eye
  surgery and laser
  centers. We operate
  44 eye care clinics,
  27 optical
  dispensaries and an
  eye-only research
  organization. We also
  own and operate three
  wholesale optical
  laboratories and an
  optical products
  purchasing
  organization.

                           . The underwriters have
                             an option to purchase
                             up to an additional
                                       shares from
                             us to cover over-
                             allotments.

                           . This is our initial
                             public offering and
                             no market currently
                             exists for our common
                             stock. We anticipate
                             the price range to be
                             between $        and
                             $        per share.


 . NovaMed Eyecare, Inc.    . We intend to use the
 980 North Michigan          proceeds of this
  Avenue                     offering to repay all
 Suite 1620                  of our existing debt,
 Chicago, Illinois 60611     for working capital
 (312) 664-4100              and to pursue our
 www.novamed.com             laser vision
                             correction strategy
                             through new
                             affiliations,
                             acquisitions and
                             expansion in existing
                             and future markets.
                             We will not receive
                             any proceeds from the
                             shares sold by the
                             selling stockholders.

Nasdaq National Market Symbol:

       NOVA

                           . Closing:
                                         , 1999.

    -------------------------------------------

                                             Per Share     Total
    ------------------------------------------------------------
     Public offering price                 $              $
     Underwriting fees
     Proceeds to us
     Proceeds to our selling stockholders
    ------------------------------------------------------------

   Investing in our common stock involves risks described in "Risk Factors,"
                              beginning on page 6.

--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------

Donaldson, Lufkin & Jenrette

                               Hambrecht & Quist

                                                         William Blair & Company

             The undersigned is facilitating Internet distribution.
                                 DLJdirect Inc.

  [Photo of Daniel S. Durrie, M.D.           [Daniel S. Durrie, M.D., our
  performing surgery on Stephen J.          National Director of Refractive
               Winjum] Surgery, performing a laser vision correction procedure on Stephen J.
                                          Winjum, our Chairman of the Board,
                                             President and Chief Executive
                                                       Officer]


                          [NovaMed Eyecare, Inc. Logo]


[One of our 10 eye surgery and laser   [Photo of Brodersen-Williams eye care
 centers, located adjacent to one of                  clinic]
 our affiliated eye care clinics in
 the Chicago, Illinois metropolitan
                area]

                               Table of Contents
               U.S. Laser Vision Correction Procedures 1996-2000

                                      Page
Prospectus Summary..................    1
Risk Factors........................    6
Company History and Acquisitions....   13
Use of Proceeds.....................   14
Dividend Policy.....................   14
Capitalization......................   15
Dilution............................   16
Selected Consolidated Financial
 Data...............................   17
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   18
Business............................   26

                                      Page
Government Regulation...............   37
Management..........................   42
Certain Transactions................   48
Selling Stockholders................   50
Principal Stockholders..............   51
Description of Securities...........   53
Shares Eligible for Future Sale.....   57
Underwriting........................   59
Legal Matters.......................   61
Experts.............................   61
Where You Can Find More Information.   61
Index to Consolidated Financial
 Statements.........................  F-1

                               ----------------

   You should rely only on the               Until              , 1999, all
information contained in this             dealers selling shares of our common
prospectus. We have not authorized        stock, whether or not participating
any other person to provide you with      in this offering, may be required to
different information. The                deliver a prospectus. This delivery
information in this prospectus may        requirement is in addition to the
only be accurate as of the date on        obligations of dealers to deliver a
the front cover of this prospectus.       prospectus when acting as
Our business, financial condition,        underwriters and with respect to
results of operations and prospects       their unsold allotments or
may have changed since that date.         subscriptions.

                               PROSPECTUS SUMMARY

   This summary highlights selected information from this document and does not contain all of the information that is important to you. To understand the risks involved in your investment decision, you should read carefully this entire document and the documents to which we refer you.

   Unless the context requires otherwise, you should understand all references to "NovaMed," "we," "us" and "our" to include us and our consolidated subsidiaries.

   Unless otherwise indicated, all share amounts and financial information presented in this prospectus:

  . give effect to the conversion of our convertible preferred stock into our common stock, which will occur automatically upon completion of this offering

  . give effect to the exchange of $    million of our subordinated
    exchangeable promissory notes into our common stock at a ratio of $1.00 worth of our common stock (valued at the offering price) for each $0.80 worth of outstanding principal on the notes

  . assume the underwriters' over-allotment option is not exercised

  . give effect to our reincorporation as a Delaware corporation and the adoption of our Rights Agreement, both of which will occur prior to the completion of this offering

   We are an eye care services company focused on laser vision correction. We operate in the following metropolitan regions: Chicago, Illinois; Kansas City, Missouri; Louisville, Kentucky; St. Louis, Missouri; and Richmond, Virginia.

   Our revenue has grown at a compound annual rate of 100.5% from $15.9 million in 1996, our first full year of operation, to $63.7 million in 1998. We became profitable in 1997 and from 1997 to 1998 our net income increased from $105,000 to $1.7 million. We:

  . own and operate 10 eye surgery and laser centers where laser vision correction and other eye related surgical procedures are performed

  . operate, pursuant to long-term service agreements, 44 eye care clinics that provide a wide range of eye care services to patients including laser vision correction, basic eye examinations and the diagnosis and treatment of complex ophthalmic conditions

  . operate, pursuant to a long-term service agreement, an eye-only research organization that provides clinical research and site management services to ophthalmic device, product and pharmaceutical manufacturers, with an emphasis on laser vision correction

  . operate, pursuant to long-term service agreements, 27 optical dispensaries that sell eyeglasses, contact lenses and other optical products and accessories to patient-consumers

  . own and operate three wholesale optical laboratories that manufacture and distribute corrective lenses and eyeglasses to affiliated and non-affiliated eye care providers

  . own and operate an optical products purchasing organization that sells optical products and accessories, such as eyeglass frames and contact lenses, to affiliated and non-affiliated eye care providers

   Industry sources estimate that in 1997, 161 million people, representing approximately 60% of the U.S. population, required eyeglasses or contact lenses to correct vision conditions such as myopia (nearsightedness), hyperopia (farsightedness) and astigmatism. Based on industry studies, total U.S. eye care spending in 1998 approximated $55 billion. Patient-consumers and third party payors in the U.S. spent approximately $38.4 billion during 1998 on health care costs associated with eye and vision conditions and an additional $16.3 billion on eyewear.

   A number of surgical procedures have been developed as alternative means of correcting myopia, hyperopia and astigmatism. The popularity of vision correction surgery has recently increased, primarily as a result of the 1996 introduction of the Laser In-Situ Keratomileusis, or LASIK, procedure. For the 12 months ended April 30, 1999, LASIK accounted for approximately 98% of the laser vision correction procedures performed by our affiliated eye care providers. We believe LASIK has gained greater popularity than other vision correction surgical procedures because it offers:

  . reduced patient pain and discomfort

  . shorter recovery periods

  . reduced complication rates

   In 1998, eye care professionals performed approximately 450,000 laser vision correction surgery procedures in the U.S., representing an increase of 97.4% over the number of procedures performed in 1997. We believe that the long-term market potential for vision correction surgery will continue to grow as a result of continued high growth rates for LASIK and the emergence of new vision correction technologies currently under development.

   An estimated 950,000 and 1.4 million laser vision correction procedures are projected to be performed in the U.S. in 1999 and 2000, respectively. Despite this rapid growth, the estimated number of vision correction surgery patients in 1998 represented less than 0.2% of the 161 million people with refractive vision conditions in the U.S. Based on an average price per eye of $2,200 for a LASIK procedure, if 1% of the estimated 161 million people that have refractive vision conditions in the U.S. elected to have a laser vision correction procedure on both eyes, the potential value of the laser vision correction market would exceed $7 billion. Further, unlike other ophthalmic surgery procedures, vision correction surgery is an elective procedure that patient-consumers pay for out-of-pocket.

   In order to pursue this market opportunity, we have focused on building regional clusters of eye surgery and laser centers, affiliated eye care providers and strategic business services. We build our regional clusters by directly affiliating with leading ophthalmologists and optometrists in a manner which achieves a hub and spoke configuration of affiliated eye care clinics and eye surgery and laser centers. We provide a wide range of services designed for both eye care providers and patients. We believe this approach, which we refer to as our Full Partnership model, provides us with several advantages in developing our laser vision correction and eye care services business. These advantages include the ability to:

  . establish and maintain long-term relationships with leading ophthalmologists and optometrists through access to our eye surgery and laser centers, our clinical research capability and our range of strategic business services

  . create regional market leadership in laser vision correction through our clinical research, information technology and marketing know-how

  . benefit from regional brand recognition and word-of-mouth referrals that result from the combination of quality patient care and lifetime patient relationships

  . create multiple sources of revenue through the range of eye care services and products offered by us and our affiliated eye care providers

  . increase revenue per patient by establishing lifetime patient relationships that generate recurring patient encounters

   Our goal is to become the leading provider of laser vision correction in our existing and future regional markets. Our strategy includes the following specific components:

  . continuing to expand our presence in existing regional markets

  . selectively targeting and entering new regional markets

  . providing patient-consumer directed marketing support to our affiliated eye care providers

  . capitalizing on and expanding our affiliated eye-only research organization

  . developing and implementing strategic business services to enhance laser vision correction growth

                                  The Offering

Common stock offered by us....             shares

Common stock offered by the                shares
 selling stockholders.........

Common stock to be outstanding             shares
 after the offering(1)........

Use of proceeds...............  We intend to use the proceeds of this offering to repay all of our existing debt, for working
                                capital and to pursue our laser vision
                                correction strategy through new affiliations,
                                acquisitions and expansion in our existing and
                                future markets. We will not receive any proceeds
                                from the shares sold by the selling
                                stockholders.

Proposed Nasdaq National        NOVA
 Market symbol................

Risk Factors..................  See "Risk Factors," beginning on page 6 for a discussion of factors you should carefully
                                consider before deciding to buy our common stock

--------
(1) Does not include:
  . up to 6,251,800 additional shares reserved for issuance pursuant to our
    1996 stock incentive plan
  . up to 400,000 additional shares reserved for issuance pursuant to our 1999 stock purchase plan

                      Summary Consolidated Financial Data

   You should read the following summary consolidated financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included in this prospectus.

   The pro forma earnings per common share data exclude the effect of the accretion of our convertible preferred stock and assume:

 . the automatic conversion of our convertible preferred stock into shares of our common stock, which will occur automatically upon the completion of this offering

 . the issuance of         shares of our common stock upon the exchange of our
  subordinated exchangeable promissory notes, and the elimination of the related interest expense

   The pro forma as adjusted earnings per common share data give further effect
to the sale of         shares of common stock by us at an assumed initial
public offering price of $      per share, and the application of the net
proceeds from this offering as discussed in "Use of Proceeds."

   The pro forma balance sheet data give effect to the automatic conversion of our convertible preferred stock into our common stock, the issuance of shares of common stock upon the exchange of our subordinated exchangeable promissory notes, and the additional interest expense to be recorded by us related to the discount on the exchange of the notes.

   The as adjusted balance sheet data have been further adjusted to reflect the
sale of           shares of common stock by us at an assumed initial public
offering price of $          per share and the application of the net proceeds
from this offering as discussed in "Use of Proceeds."

   See Note 8 to our consolidated financial statements included in this prospectus for details concerning the timing of the retirement of debt relating to our outstanding subordinated exchangeable promissory notes.

                                                                Three months
                                      Years ended December          ended
                                               31,                March 31,
                                     ------------------------  ----------------
                                      1996     1997    1998     1998     1999
                                      (In thousands, except per share data)
Statement of Operations Data:
Net revenue........................  $15,850  $42,408 $63,729  $12,427  $21,026
Operating expenses.................   16,679   40,387  58,986   11,951   19,994
                                     -------  ------- -------  -------  -------
Income (loss) from operations......     (829)   2,021   4,743      476    1,032
Other (income) expense.............       83    1,710   1,373      285      508
                                     -------  ------- -------  -------  -------
Income (loss) before income taxes..     (912)     311   3,370      191      524
Provision for income taxes.........      --       206   1,664       94      235
                                     -------  ------- -------  -------  -------
Net income (loss)..................  $  (912) $   105 $ 1,706  $    97  $   289
Less--Accretion of Series C and
 Series D convertible preferred
 stock.............................      --       --     (739)     (84)    (569)
                                     -------  ------- -------  -------  -------
Income (loss) available to Series A
 and Series B convertible preferred
 and common stock..................  $  (912) $   105 $   967  $    13  $  (280)
                                     =======  ======= =======  =======  =======
Earnings (loss) per common share:
 Basic.............................  $   --   $  0.01 $  0.07  $   --   $ (0.02)
                                     =======  ======= =======  =======  =======
 Diluted...........................  $ (0.08) $  0.01 $  0.06  $   --   $ (0.02)
                                     =======  ======= =======  =======  =======
Weighted average common shares
 outstanding:
 Basic.............................      --     2,178   2,751    2,749    2,521
                                     =======  ======= =======  =======  =======
 Diluted...........................   11,358   17,237  16,003   19,840   15,969
                                     =======  ======= =======  =======  =======
Pro forma earnings per common
 share--diluted....................                   $                 $
                                                      =======           =======
Pro forma weighted average number
 of common shares outstanding--
 diluted...........................
                                                      =======           =======
Pro forma as adjusted earnings per
 common share--diluted.............                   $                 $
                                                      =======           =======
Pro forma as adjusted weighted
 average number of common shares
 outstanding--diluted..............
                                                      =======           =======

                                                                   Three months
                                                                       ended
                                      Years ended December 31,       March 31,
                                    ------------------------------ -------------
                                     1996      1997       1998      1998   1999
Selected Operating Data:
EBITDA* (in thousands)............  $   (23)  $ 4,247    $8,076    $1,190 $2,128
Laser and surgery centers.........        6        10        10        10     10
Eye care clinics..................       13        25        45        28     44
Optical dispensaries..............        7        10        27         9     27
Procedures:
 Laser vision correction..........      --      1,676     5,083       775  2,432
 Cataract.........................    5,308    12,308    15,904     3,000  3,813
 Other surgery and laser center
  procedures......................    1,337     7,445     9,837     1,860  2,547
Employees.........................      184       524       744       517    860

                                        As of March 31, 1999
                                    ------------------------------
                                    Actual   Pro Forma As Adjusted
                                           (In thousands)
Balance Sheet Data:
Cash and cash equivalents.........  $ 1,098   $ 1,098    $
Total assets......................   68,967    68,967
Long term debt, excluding current
 portion..........................   27,204
Redeemable Convertible Preferred
 Stock............................   16,999
Total stockholders' equity........   16,146

--------
   *EBITDA is defined as income (loss) from operations plus depreciation and amortization. EBITDA is not a measure of performance under generally accepted accounting principles, or GAAP. EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities or other cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity. EBITDA differs from net cash provided by operating activities in that it excludes the effects of changes in working capital or deferred income tax items. We are showing EBITDA here because it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness and because we believe it is a relevant measure of our ability to generate cash. EBITDA is not necessarily comparable to similarly titled measures for other companies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of other measures of performance determined in accordance with GAAP.

                                  RISK FACTORS

   You should carefully consider the following factors and other information contained in this prospectus before purchasing any of our common stock.

Risks Relating to Our Business

 Our failure to grow, or to manage our growth, could reduce our ability to continue to achieve or sustain profitability

   Our growth strategy is focused on our existing and future regional markets and involves:

  . increasing demand for laser vision correction and other eye related surgical procedures

  . affiliating with additional ophthalmologists and optometrists

  . establishing or acquiring additional eye surgery and laser centers

  . assisting our affiliated providers in forming new eye care clinics

   The addition of new eye surgery and laser centers, eye care clinics and affiliated providers presents us with a variety of challenges. We may not experience growth at our existing eye surgery and laser centers or eye care clinics or successfully integrate and manage new centers and clinics we open or acquire in existing or future markets. We may not be able to achieve the economies of scale and patient base required to sustain profitability in our existing or future centers or clinics.

   If we are unable to successfully implement our growth strategy or manage our growth effectively, our business, financial condition and results of operations could be adversely affected.

 Our limited operating history may make it difficult for you to evaluate our prospects

   There is limited financial data upon which you can evaluate our prospects. Our prospects must be considered in light of the risks and difficulties frequently encountered by companies early in their development, particularly companies in new and rapidly growing markets, such as the laser vision correction market. We may not be able to continue to achieve or sustain profitability. Our ability to sustain profitability will depend in part on:

  . continued market acceptance and growth of laser vision correction

  . our ability to increase demand for our services and control costs

  . our ability to enter new markets

  . competitive factors

  . regulatory developments

 If laser vision correction and other refractive surgery procedures are not broadly accepted, a significant source of our revenue and earnings growth will be limited

   Our profitability and growth will depend upon broad acceptance and growth of laser vision correction and other refractive surgery procedures in the United States.

   The acceptance of laser vision correction surgery may be adversely affected by:

  . costs of procedures that, to date, have been paid directly by patients

  . concerns about the safety and effectiveness of laser vision correction surgical procedures including the possibility of:

    --an increase in the light scattering properties of the cornea during healing

    --undesirable visual sensations produced by bright lights

    --decreases in contrast sensitivity

    --unintended over- or under-corrections

    --decline in corrective effect

    --disorders of corneal healing, corneal scars and corneal ulcers

    --induced astigmatism

    --other unknown side effects

  . lack of sufficient long-term follow-up data

  . adverse patient reactions or negative publicity involving patient outcomes

  . availability of alternative methods for correcting vision conditions

   Laser vision correction and other refractive surgery procedures may not become widely accepted by ophthalmologists, optometrists or the general population as an alternative to existing methods of treating vision conditions. If laser vision correction and other refractive surgery procedures are not widely accepted, our business, financial condition and results of operations could be materially adversely affected.

 Loss of the services of ophthalmologists or optometrists could impair our sources of revenue and our ability to grow our business

   Our success depends, in part, on the services of the ophthalmologists and optometrists with whom we affiliate. Our inability to attract and retain eye care providers could limit our sources of revenue, our ability to grow our business and our ability to expand our research operations. Generally, our affiliated ophthalmologists enter into five year employment agreements with affiliated professional entities. These agreements generally contain non-compete and non-solicitation covenants and often require the doctor to pay liquidated damages in the event that he or she quits prior to the end of the term. Our affiliated optometrists enter into employment contracts with affiliated professional entities which also contain non-compete and non-solicitation covenants. The restrictive covenants and damages provisions applicable to our affiliated ophthalmologists and optometrists may not be enforceable or may not effectively deter eye care providers from leaving our affiliated eye care clinics.

 Our failure to maintain or establish profitable affiliations with a sufficient number of eye care providers could limit our profitability and revenue growth

   Our success depends upon our ability to enter into affiliations, on mutually acceptable terms, with a number of eye care providers in our existing and future markets. We may not be able to enter into affiliations with ophthalmologists or optometrists on satisfactory terms, and such affiliations may not be profitable. In addition, if vision correction technology becomes available to ophthalmologists that is less expensive than the medical equipment currently required for laser vision correction, the demand for our services could be reduced. If we fail to establish or maintain profitable affiliations with a sufficient number of qualified ophthalmologists and optometrists, our business, financial condition and results of operations could be materially adversely affected.

 Medicare and private third-party payor cost containment efforts and reductions in reimbursement rates could reduce our total revenue

   We estimate that for the year ended December 31, 1998, approximately 49% of our total revenue was derived from government sponsored health care programs. This revenue does not include amounts derived from laser vision correction, which is an elective procedure that patient-consumers pay for out-of-pocket.

   The health care industry is experiencing a trend toward cost containment as government and private third-party payors seek to impose lower reimbursement and utilization rates and to negotiate reduced payment schedules with health care providers. These trends may result in a reduction from historical levels in per patient revenue received by our eye surgery and laser centers and affiliated eye care clinics. Changes in Medicare payment rates have reduced payments to ophthalmologists and optometrists. Private insurance payments could also be affected to the extent that the payment methodologies used by insurance companies are based on Medicare rates.

   Reductions in payments to our eye surgery and laser centers and affiliated eye care clinics or other changes in reimbursement for eye care services could have a material adverse effect on our business, financial condition and results of operations.

 We may not compete effectively with other vision correction and eye care services providers that have more resources and experience than us

   Competitors with substantially greater financial, technical, managerial, marketing and other resources and experience may compete more effectively than us. We compete with other entities, including refractive laser center companies, hospitals, individual ophthalmologists and optometrists, other surgery and laser centers, eye care clinics and providers of retail optical products in offering our services and products. Our wholesale optical laboratories and optical products purchasing organization also face competition on national, regional and local levels. Companies in other health care industry segments, such as managers of other hospital-based medical specialties or large group medical practices, may become competitors in providing surgery and laser centers as well as competitive eye care related services. Competition for retaining the services of highly qualified ophthalmologists and optometrists and medical, technical and managerial personnel is significant, and we may not be able to help our affiliated eye care clinics identify, hire, train, retain and affiliate with such individuals in the future.

 If we find it necessary to reduce prices in response to competition, we could experience reductions in revenue growth and profitability

   The market for providing laser vision correction and other refractive surgery procedures is becoming increasingly competitive. Several eye care companies feature these services as an increasingly important component of their activities. As laser vision correction and other refractive surgery becomes more prevalent, we expect a greater number of independent ophthalmologists to develop laser vision correction and other refractive surgery practices.

   In the event our competitors offer laser vision correction or other refractive surgery services at lower prices than we do, we may have to lower the prices we charge. If we lower prices, our business, financial condition and results of operations could be materially adversely affected.

 Our quarterly operating results may fluctuate

   Our results of operations have varied and may continue to fluctuate from quarter to quarter. We have a high level of fixed operating costs, including compensation costs. As a result, our profitability is highly dependent on the volume of surgical procedures performed in, and on our ability to utilize the capacity of, our eye surgery and laser centers and on the volume of patients treated in our affiliated eye care clinics.

   We experience some seasonality in our operating results, as our revenue is generally lower during the first calendar quarter. The timing and degree of fluctuations in our operating results will depend on several factors, including:

  . decreases in demand for non-emergency procedures due to severe weather

  . availability or sudden loss of the services of our affiliated eye care providers

  . availability or shortages of laser and other vision correction surgery-related products and equipment

  . the timing and relative size of acquisitions and eye care provider affiliations

 Rapid technological advances may adversely affect our revenue growth and our ability to continue to achieve and sustain profitability

   Adoption of new technologies that may be comparable or superior to the excimer laser could negatively affect our laser vision correction and refractive surgery business and our revenue growth and our ability to continue to achieve and sustain profitability. We may have to expend significant capital resources to deploy new technology and related equipment to remain competitive. Our inability to provide access to new and improving technology may deter eye care professionals from affiliating with us or from using our surgery and laser centers.

 Loss of the services of key management personnel could adversely affect our business or prospects

   Our success depends, in part, on the services of key management personnel including Stephen J. Winjum, our Chairman of the Board, President and Chief Executive Officer; Ronald G. Eidell, our Executive Vice President and Chief Financial Officer; and E. Michele Vickery, our Executive Vice President of Operations. These individuals may not continue in their present capacities for any particular period of time. The loss of the services of one or more of these persons could have a material adverse effect on our business, financial condition and results of operations.

 The nature of our business and the form of our acquisitions and affiliations could subject us to potential malpractice, product liability and other claims

   The provision of eye care services entails the potentially significant risk of physical injury to patients and an inherent risk of potential malpractice, product liability and other similar claims. Our insurance may not be adequate to satisfy claims or protect us or our affiliated providers and this coverage may not continue to be available at acceptable costs.

   In affiliating with eye care providers and acquiring businesses, we acquired the stock of corporations. As a result of these transactions, we may be subject to claims, suits or complaints relating to incidents occurring prior to our acquisition of this stock that may not be recoverable under indemnity obligations contained in the transaction documents.

   A partially or completely uninsured claim against us could have a material adverse effect on our business, financial condition and results of operations.

 Lack of adequate financing could limit our growth

   Successful implementation of our growth strategy will require continued access to capital. If we do not have sufficient cash resources, our growth could be limited unless we are able to obtain capital through additional equity or debt financings. We intend to finance future acquisitions and our other strategic initiatives by using a combination of cash, debt and capital stock. However, if our stock does not maintain sufficient value, or is not deemed to be an acceptable form of consideration, we may be required to use more of our cash resources or obtain other financing. Capital may not be available for acquisitions or other needs. Further, if financing is available, it may not be on terms that are favorable to us or sufficient for our needs.

 Year 2000 compliance issues may expose us to liability, interrupt our ability to conduct business or delay payments on our accounts receivable

   The year 2000 issue relates to computer programs that have time-sensitive hardware and software unable to recognize or to interpret dates beyond the year 1999. This could result in a system failure or miscalculations causing disruptions of operations, including a temporary inability to process transactions, bill and collect fees or engage in other business activities.

   We have undertaken, but have not yet completed, an assessment of our state of readiness and the potential impact of any year 2000 risks. Our efforts have been designed to assess the year 2000 readiness of our significant third party payors, product and equipment manufacturers and suppliers to determine whether we are vulnerable to the failure of these parties to remediate their own year 2000 issues. To date, we have spent immaterial amounts to address year 2000 concerns, however:

  . Our assessment that our actual year 2000 compliance costs will not be material may prove inaccurate

  . Future affiliated providers or acquired businesses may require substantial year 2000 compliance expenditures

  . Precautions that we have taken to protect our business from or minimize the impact of the year 2000 issue may not be adequate

  . The systems of other companies, on which our operations rely, may not adequately address the year 2000 issue

   Although not applicable to laser vision correction and other refractive procedures, the patients of our eye surgery and laser centers and affiliated eye care providers pay a portion of the charges for eye care services with Medicare or third party payor reimbursements. Some private insurance companies also provide partial or full coverage for elective procedures. In the event Medicare or private insurance companies have difficulty processing and paying claims because of year 2000 issues, this could cause our accounts receivable to increase, which could have a material adverse effect on our business, financial condition and results of operations.

 If we write-off a significant portion of intangible assets, our results will be materially adversely affected

   Our combined total assets reflect substantial intangible assets in the form of service agreements with our affiliated providers and goodwill. At March 31, 1999, intangible assets represented approximately 59.7% of total assets and
over     times total pro forma stockholders' equity. The intangible asset value represents the excess of cost over the fair value of the separately identifiable net assets acquired in connection with rights we receive under our service agreements. The value of these assets may not be realized. We regularly evaluate whether events and circumstances occur that indicate all or a portion of the carrying amount of the asset may no longer be recoverable, in which case an additional charge to earnings may become necessary. If we determine that we are required to write-off a significant portion of unamortized intangible assets, this write-off would materially adversely affect our financial condition and results of operations.

 If changes in generally accepted accounting principles require us to alter our accounting practices, our results of operations will be adversely affected

   Recent initiatives by the Financial Accounting Standards Board have addressed a number of issues relating to the accounting treatment afforded intangible assets, including amortization of goodwill. One such initiative includes the possibility of shortening the amortization period for goodwill. In the event that changes in generally accepted accounting principles require us to alter our accounting practices, including the acceleration of the amortization of intangible assets such as goodwill, our results of operations could be materially adversely affected.

Risks Relating to Our Industry

 Changes in government regulation and supervision or proposed health care reforms could impair our sources of revenue and our ability to grow our business

   We are subject to extensive government regulation and supervision, including:

  . Federal and State:

    --anti-kickback statutes

    --self-referral laws

    --civil false claims acts

  . State:

    --corporate practice of medicine restrictions

    --fee-splitting laws

    --facility license requirements and certificates of need

    --insurance provisions

  . Food and Drug Administration regulation of medical devices, including laser vision correction and other refractive surgery equipment, and pharmaceuticals and related clinical trials

  . Federal Trade Commission guidelines for marketing and promoting laser vision correction and other refractive surgery procedures

   Many of these laws and regulations are subject to varying interpretations, and courts and regulatory authorities generally have provided little clarification. Moreover, state and local laws and interpretations vary from jurisdiction to jurisdiction. As a result, we may not always be able to accurately predict interpretations of applicable law, and some of our activities could be challenged. If any of our activities are challenged, we may have to divert substantial time, attention and resources from running our business to defend our activities against such challenges, regardless of their merit. If we do not successfully defend such challenges, we and our affiliated eye care providers may face a variety of adverse consequences such as service agreements being terminated or rendered unenforceable, third party payor agreements being terminated, affiliated providers losing their eligibility to participate in Medicare or losing other contracting privileges and, in some instances, civil or criminal fines. Any of these consequences could have a material adverse effect on our business, financial condition and results of operations.

   The regulatory environment in which we and our affiliated eye care providers operate may change significantly in the future. Numerous legislative proposals have been introduced in Congress and in various state legislatures over the past several years that could cause major reforms of the U.S. health care system. In response to new or revised laws, regulations or interpretations, we could be required to revise the structure of our legal arrangements or the structure of our fees, incur substantial legal fees, fines or other costs, or curtail our business activities, reducing the potential profit to us of some of our legal arrangements, any of which may have a material adverse effect on our business, financial condition and results of operations.

 Shortages in supplies of lasers and other surgery-related products and equipment could interfere with our ability to perform surgical vision correction procedures

   There are a limited number of manufacturers of lasers, microkeratomes, microkeratome blades, intrastromal corneal rings and other laser vision correction and refractive surgery-related products and equipment. These products and equipment may not be available in the quantities or time frames we require. Any shortages in our supplies of these products could limit our ability to perform or increase our volume of laser vision correction and other refractive surgeries and could materially adversely affect our business, financial condition and results of operations.

 Litigation in the medical device industry could impair our ability to conduct our business

   The medical device industry, including the ophthalmic laser sector, has experienced substantial litigation in the U.S. regarding patents and proprietary rights. In the event that any such future litigation relates to equipment we use at our eye surgery and laser centers, our ability to provide access to such equipment may be impaired. If our ability to perform some types of laser vision correction or other refractive surgery procedures, or to use equipment at our eye surgery and laser centers, is impaired, our business, financial condition and results of operations could be materially adversely affected.

Risks Relating to this Offering

 Future sales of our common stock by existing stockholders could adversely affect our stock price

   The market price of our stock could be adversely affected if our existing stockholders sell large amounts of our stock in the public market following
this offering. The          shares being sold in this offering will be freely
tradeable unless acquired by our affiliates, as that term is defined under the rules and regulations of the Securities Act of 1933. Affiliates' shares will be subject to the resale limitations of Rule 144 under the Securities Act. When this offering is complete, our affiliates and our affiliated eye care
providers will own, in the aggregate,       shares. In addition, some of our
existing stockholders have piggyback registration rights with respect to shares covering future offerings by us.

 The absence of a prior public market for our stock and possible volatility in our stock price could impair your investment

   There has been no public market for our common stock. We are applying to list our common stock on the Nasdaq National Market. We do not know whether investor interest will lead to the development of a trading market. If a trading market develops, that market may not be liquid. We will determine the initial offering price for our shares through negotiations with the underwriters. You may not be able to sell your shares at or above this initial offering price. The price at which our shares will trade will depend upon a number of factors, including:

  . our historical and anticipated operating results

  . announcements by us or our competitors

  . changes in financial estimates by securities analysts regarding us, our industry, our suppliers or our competitors

  . conditions and trends in the industries in which we or our competitors compete

  . general market and economic conditions

   In addition, the stock market has, from time to time, experienced extreme price and volume fluctuations. These broad market fluctuations may adversely affect the market price of our common stock.

 Our use of offering proceeds is not subject to a specific plan and may not prove beneficial to stockholders

   We describe our intended uses of the proceeds of this offering under "Use of Proceeds." However, we have not determined exactly how proceeds will be allocated among the specific uses we describe, other than with respect to the repayment of all of our outstanding debt. Therefore, you must rely on the judgment of our management with respect to the use of the proceeds from this offering not used to repay our debt.

 You will incur immediate and substantial dilution

   If you purchase shares of our stock in the offering, you will experience immediate dilution in the net tangible book value of your shares of
approximately $      per share. If we issue additional shares of common stock
in the future, you will suffer further dilution.

 Provisions of our charter and bylaws, Delaware law and our Rights Agreement could deter takeover attempts

   Provisions of our Restated Certificate of Incorporation, our Bylaws, Delaware law and our Rights Agreement make acquiring control of us more difficult for a third party, even if a change in control would be beneficial to you.

 Absence of dividends could reduce our attractiveness to investors

   Some investors favor companies that pay dividends. We have never declared or paid any dividends. We anticipate that for the foreseeable future we will follow a policy of not declaring dividends and instead retaining earnings, if any, for use in our business. If we do not pay dividends, your return on an investment in our stock likely will depend on your ability to sell our stock at a profit.

 Our existing stockholders will have the ability to control our affairs and to deter a change in control

   After this offering, our "affiliates" and affiliated eye care providers will
own approximately      % of the outstanding shares of our stock. As a result,
if these persons act together, they will have the ability to exercise substantial control over our affairs and to elect a sufficient number of directors to control our board of directors.

   In addition, our affiliated eye care providers have agreed to not sell their shares of our stock, subject to some exceptions, for a period of one year from the date of this prospectus, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. They also have agreed to certain volume limitations on sales of our stock during the year following the first anniversary of the date of this prospectus. Consequently, the ownership position of our "affiliates" and affiliated eye care providers, as well as the contractual restrictions agreed to by our affiliated eye care providers, may also have the effect of delaying, deterring or preventing a change in control, even if a change in control would be beneficial to you.

 Our actual results could differ materially from those mentioned in the forward-looking statements contained in this prospectus

   This prospectus contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. All forward-looking statements involve risk and uncertainty. Our actual results could differ materially from those mentioned in the forward-looking statements contained in this prospectus.

                        COMPANY HISTORY AND ACQUISITIONS

Initial Formation

   We were originally organized as a Delaware limited liability company in March 1995. In September 1995, we began providing services to six Chicago metropolitan and Northwest Indiana ophthalmology groups: Brodersen-Williams Eye Institute, P.C., in Hammond, Indiana; Deschamps Eye Care, P.C., in Merrillville, Indiana; Walter I. Fried, Ph.D., M.D., S.C., in Gurnee, Illinois; Kirk Eye Center, S.C., in River Forest, Illinois; Northshore Eye Associates, Ltd., in Chicago, Illinois; and Northwest Ophthalmology Associates, S.C., in Arlington Heights, Illinois. On January 1, 1996, we purchased the nonmedical assets of, and executed service agreements with, each of these founding ophthalmology groups. We also acquired four eye surgery and laser centers in these transactions. In connection with a capital infusion from venture capital investors, in November 1996, we caused the formation of NovaMed Holdings Inc., an Illinois corporation, to serve as a holding company, responsible for overall strategic planning. In May 1999, NovaMed Holdings Inc. reincorporated as a Delaware corporation and we changed our name to NovaMed Eyecare, Inc.

Acquisitions and Affiliations

   Since affiliating with our founding ophthalmology groups on January 1, 1996, we have entered into transactions in which we have affiliated by way of long-term service agreements with a number of providers in five markets and acquired six additional eye surgery and laser centers. These transactions have included the following ophthalmology groups:

   St. Louis, Missouri--The Eye Center. Effective November 1, 1996, we acquired substantially all of the nonmedical assets of an ophthalmology group located in Florissant, Missouri. In connection with this transaction, we also acquired substantially all of the assets of an eye surgery and laser center located in Florissant.

   St. Louis, Missouri--Illinois Eye Specialists. Effective November 27, 1996, we acquired substantially all of the nonmedical assets of an ophthalmology group with offices in Granite City and Maryville, Illinois. In connection with this transaction, we also acquired substantially all of the assets of an eye surgery and laser center located in Maryville.

   Richmond, Virginia--Dominion Eye Associates. Effective January 1, 1997, we acquired all of the issued and outstanding shares of the owner of substantially all of the nonmedical assets relating to the operation of an ophthalmology group and of the owner and operator of an eye surgery and laser center located in Richmond.

   Kansas City, Missouri--Hunkeler Eye Centers. Effective March 3, 1997, we acquired all of the issued and outstanding shares of an entity engaged in the management of Hunkeler Eye Centers, an ophthalmology group with offices throughout the Kansas City, Missouri metropolitan area. We also acquired two eye surgery and laser centers located in Overland Park, Kansas and Kansas City, Missouri.

   Louisville, Kentucky--American Eye Institute. Effective May 1, 1997, we acquired substantially all of the nonmedical assets of an ophthalmology group located in New Albany, Indiana. In connection with this transaction, we also acquired substantially all of the assets of an eye surgery and laser center located in New Albany.

   Kansas City, Missouri--EyeCare Midwest. Effective July 25, 1998, we acquired substantially all of the nonmedical assets of two ophthalmology groups located in the Kansas City, Missouri metropolitan area. In connection with the transaction, the two ophthalmology groups combined their operations into a single entity.

                                USE OF PROCEEDS

                                DIVIDEND POLICY

   We estimate that our proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable
by us, will approximate $     million, or $     million if the underwriters
exercise their over-allotment option in full. We will use approximately $ million of the net proceeds to repay all of the outstanding principal and interest on all of our existing bank debt.

   Our credit agreement expires in July 2000. Interest is payable at an annual rate equal to LIBOR plus a range from 1.5% to 2.0% (varying upon our ability to meet financial covenants) or a base rate minus 0.50%, with a commitment fee of 0.375% for the unused portion during the commitment period. During the past twelve months, we used approximately $15.4 million of bank borrowings to fund a portion of the purchase price related to certain acquisitions and affiliations, the purchase of property and equipment and the repurchase of shares of Series A convertible preferred stock.

   We intend to use the remainder of the net proceeds of this offering as follows:

  . For working capital

  . To pursue our laser vision correction strategy through:

    --New affiliations

    --Acquisitions

    --Expanding in existing and future markets

   Though we continuously evaluate potential acquisitions, we have no current agreement, commitment or understanding with respect to any acquisition.

   The previous paragraphs describe our best estimate of our use of the net proceeds from this offering based upon our current plans and estimates of anticipated expenditures. Our actual expenditures may vary from this estimate, and we may find it necessary or advisable to reallocate the net proceeds within the uses outlined above or to use portions of the net proceeds for other purposes. Pending their use, we plan to invest the net proceeds in short-term, investment-grade, interest-bearing securities.

   We have never paid a cash dividend on our common stock. We plan to retain all future earnings to finance the development and growth of our business. Therefore, we do not currently anticipate paying any cash dividends on our common stock. Any future determination as to the payment of dividends will be at our board of directors' discretion and will depend on our results of operations, financial condition, capital requirements and other factors our board of directors considers relevant.

                                 CAPITALIZATION

   The table below shows our capitalization as of March 31, 1999. The Pro Forma column gives effect to the conversion of our convertible preferred stock into our common stock, which will occur automatically upon completion of this
offering, the issuance of          shares of common stock upon exchange of our
subordinated exchangeable promissory notes and the additional interest expense to be recorded by us related to the discount on the exchange of the notes. The As Adjusted column gives further effect to our issuance and sale of shares of common stock at an assumed initial public offering price of $ per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of our net proceeds from this offering. In addition, the table does not reflect any of the 4,904,792 shares of common stock issuable upon exercise of outstanding options at May 21, 1999 at an average exercise price of $3.00.

                                                        March 31, 1999
                                                 ------------------------------
                                                 Actual   Pro Forma As Adjusted
                                                        (In thousands)
Cash and cash equivalents....................... $ 1,098   $ 1,098    $
                                                 =======   =======    =======
Current maturities of long-term debt............ $   202   $   202    $
                                                 =======   =======    =======
Long-term debt, less current maturities:
  Subordinated exchangeable promissory notes.... $11,050   $          $
                                                 -------   -------    -------
  Bank debt and other...........................  16,154    16,154
                                                 -------   -------    -------
Redeemable convertible preferred stock:
  Series C convertible preferred stock, $.01 par
   value, 2,400,000 shares authorized, 2,000,000
   issued and outstanding actual, none pro forma
   or as adjusted...............................   6,661       --
  Series D convertible preferred stock, $.01 par
   value, 3,000,000 shares authorized, 2,323,837
   issued and outstanding actual, none pro forma
   or as adjusted...............................  10,338       --
Stockholders' equity:
  Series A convertible preferred stock, $.01 par
   value, 13,112,000 shares authorized,
   11,740,055 shares issued and 11,502,698
   shares outstanding actual, none pro forma or
   as adjusted..................................     117       --
  Series B convertible preferred stock, $.01 par
   value, 455,000 shares authorized, 400,000
   issued and outstanding actual, none pro forma
   or as adjusted...............................       4       --
  Common stock, $.01 par value, 26,000,000
   shares authorized; 2,751,254 shares issued,
   2,360,863 shares outstanding actual,     pro
   forma and     as adjusted....................      28
  Additional paid-in-capital....................  17,955
  Retained earnings.............................     792
  Treasury Stock, at cost, 237,357 shares of
   Series A convertible preferred stock actual,
   none pro forma or as adjusted; 390,391 shares
   of common stock actual and 627,748 pro forma;
   no shares of common stock, as adjusted.......  (2,750)   (2,750)
                                                 -------   -------    -------
    Total stockholders' equity..................  16,146
                                                 -------   -------    -------
    Total capitalization........................ $60,551   $60,551    $
                                                 =======   =======    =======

                                    DILUTION

   Our pro forma net tangible book value as of March 31, 1999 was approximately
$     , or $     per share. Pro forma net tangible book value per share
represents the amount of pro forma stockholders' equity, less intangible assets, divided by the pro forma number of shares of common stock outstanding as of March 31, 1999. Our as adjusted pro forma net tangible book value as of
March 31, 1999 would have been $       , or $      per share after giving
effect to the sale of          shares of common stock offered by us at an
initial public offering price of $      per share and after deducting
underwriting discounts and commissions and estimated offering expenses payable by us.

   This represents an immediate increase in pro forma net tangible book value
of $       per share to existing stockholders and an immediate dilution in pro
forma net tangible book value of $       per share to investors purchasing our
common stock in this offering, as illustrated in the following table:

Initial public offering price per share............................       $
                                                                          ------
  Pro forma net tangible book value per share before this offering.
                                                                    -----
  Increase per share attributable to new investors.................
                                                                    -----
As adjusted pro forma net tangible book value per share after this offering..........................................................
                                                                          ------
Dilution per share to new investors................................       $
                                                                          ======

   The table below summarizes, on a pro forma basis, the differences between our existing stockholders and the new investors purchasing our common stock in this offering with respect to the total number of shares purchased from us, the total consideration paid and the average price per share paid (based upon an
initial public offering price of $      per share).

                                      Shares           Total
                                     Purchased     Consideration
                                  --------------- --------------- Average Price
                                  Number  Percent Amount  Percent Paid Per Share
Existing stockholders............
New investors....................
                                  -------   ---   -------   ---
    Total........................           100%            100%
                                  =======   ===   =======   ===        ===

                      SELECTED CONSOLIDATED FINANCIAL DATA

   To aid you in your analysis, we are providing the following financial information. We derived the selected consolidated financial data for the years ended December 31, 1996, 1997 and 1998 from our audited consolidated financial statements. The financial data for the year ended December 31, 1995 and for the three month periods ended March 31, 1998 and 1999 are derived from unaudited consolidated financial statements and include, in our opinion, all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the data for the periods presented. The following information is only a summary, and you should read it in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included in this prospectus.

                                                                Three months
                                Years ended December 31,       ended March 31,
                             --------------------------------  ----------------
                              1995    1996     1997    1998     1998     1999
                                 (In thousands, except per share data)
Statement of Operations
 Data:
Net revenue................  $  568  $15,850  $42,408 $63,729  $12,427  $21,026
                             ------  -------  ------- -------  -------  -------
Operating expenses:
 Salaries, wages and
  benefits.................     446    8,259   18,123  25,266    5,117    8,231
 Cost of sales and medical
  supplies.................      --    2,570    8,723  15,762    3,072    5,738
 Selling, general and
  administrative...........     950    5,044   11,315  14,625    3,048    4,929
 Depreciation and
  amortization.............      --      806    2,226   3,333      714    1,096
                             ------  -------  ------- -------  -------  -------
   Total operating
    expenses...............   1,396   16,679   40,387  58,986   11,951   19,994
                             ------  -------  ------- -------  -------  -------
Income (loss) from
 operations................    (828)    (829)   2,021   4,743      476    1,032
Other (income) expense.....     (21)      83    1,710   1,373      285      508
                             ------  -------  ------- -------  -------  -------
Income (loss) before income
 taxes.....................    (809)    (912)     311   3,370      191      524
Provision for income taxes.      --       --      206   1,664       94      235
                             ------  -------  ------- -------  -------  -------
Net income (loss)..........  $ (809) $  (912) $   105 $ 1,706  $    97  $   289
Less--Accretion of Series C
 and Series D convertible
 preferred stock...........      --       --       --    (739)     (84)    (569)
                             ------  -------  ------- -------  -------  -------
Income (loss) available to
 Series A and Series B
 convertible preferred and
 common stock..............  $ (809) $  (912) $   105 $   967  $    13  $  (280)
                             ======  =======  ======= =======  =======  =======
Earnings (loss) per common
 share:
 Basic.....................  $   --  $    --  $  0.01 $  0.07  $    --  $ (0.02)
                             ======  =======  ======= =======  =======  =======
 Diluted...................  $(0.46) $ (0.08) $  0.01 $  0.06  $    --  $ (0.02)
                             ======  =======  ======= =======  =======  =======
Weighted average common
 shares outstanding:
 Basic.....................      --       --    2,178   2,751    2,749    2,521
                             ======  =======  ======= =======  =======  =======
 Diluted...................   1,747   11,358   17,237  16,003   19,840   15,969
                             ======  =======  ======= =======  =======  =======
Pro forma earnings per
 common share--diluted.....                           $                 $
                                                      =======           =======
Pro forma weighted average
 number of common shares
 outstanding--diluted......
                                                      =======           =======
Pro forma as adjusted
 earnings per common
 share--diluted............                           $                 $
                                                      =======           =======
Pro forma as adjusted
 weighted average number of
 common shares
 outstanding--diluted......
                                                      =======           =======

                                   As of December 31,          As of March 31,
                             --------------------------------  ----------------
                              1995    1996     1997    1998     1998     1999
Balance Sheet Data:
Cash and cash equivalents..  $  642  $ 5,951  $ 4,009 $ 1,875  $   671  $ 1,098
Total assets...............   2,034   27,694   52,734  62,679   51,912   68,967
Total debt, excluding
 current portion...........      --    6,378   15,838  20,427   15,777   27,204
Redeemable convertible
 preferred stock...........      --    5,794   12,680  16,430   12,764   16,999
Total stockholders' equity.   1,786   12,755   18,149  16,954   18,161   16,146

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   You should read the following discussion along with our consolidated financial statements and related notes included in this prospectus. Our actual results, performance and achievements in 1999 and beyond may differ materially from those expressed in or implied by forward-looking statements contained in this discussion. Such statements are subject to risks, uncertainties and assumptions described above under the heading "Risk Factors."

Overview

   We are an eye care services company focused on laser vision correction. We operate in the following metropolitan regions: Chicago, Illinois; Kansas City, Missouri; Louisville, Kentucky; St. Louis, Missouri; and Richmond, Virginia.
We:

  . own and operate 10 eye surgery and laser centers where laser vision correction and other eye-related surgical procedures are performed

  . operate, pursuant to long-term service agreements, 44 eye care clinics that provide a wide range of eye care services to patients including laser vision correction, basic eye examinations and the diagnosis and treatment of complex ophthalmic conditions

  . operate, pursuant to a long-term service agreement, an eye-only research organization that provides clinical research and site management services to ophthalmic device, products and pharmaceutical manufacturers, with an emphasis on laser vision correction

  . operate, pursuant to long-term service agreements, 27 optical dispensaries that sell eyeglasses, contact lenses and other optical products and accessories to patient-consumers

  . own and operate three wholesale optical laboratories that manufacture and distribute corrective lenses and eyeglasses to affiliated and non-affiliated eye care providers

  . own and operate an optical products purchasing organization that sells optical products and accessories, such as eyeglass frames and contact lenses, to affiliated and non-affiliated eye care providers

   Our revenue is earned from three sources:

  . services and products revenue derived from eye care clinics, optical dispensaries and research activities

  . eye surgery and laser center facility fees

  . the manufacture, distribution and sale of optical products such as corrective lenses, eyeglass frames, contact lenses and other optical products and accessories through our three optical laboratories and our optical products purchasing organization

Services revenue represents the net billings of our affiliated eye care providers, less the amounts retained by the affiliated eye care providers, and is generated on a per patient encounter basis and is recognized at the time of the encounter. Products revenue represents the sale of optical products, such as eyeglasses and contact lenses, through optical dispensaries and is recognized at the time of the sale. Eye surgery and laser center facility fee revenue is generated on a per patient basis and is recognized at the time of the encounter.

   Because a portion of our eye surgery and laser center and services and products revenue is received from Medicare and other third party payors, and those amounts are often different from our established rates, we are required to estimate the amount that we will ultimately receive. We provide estimates during the period the services are rendered. Any difference between our estimates and the amount ultimately received is recognized in the period that final settlements are determined. To date, these differences generally have been immaterial.

   Approximately 49% of our revenue in 1998 was derived from government sponsored health care programs, down from approximately 61% in 1997. We expect this share of our revenue to continue to decline, primarily as a result of continued growth in our laser vision correction surgery business.

   The manufacture, distribution and sale of optical products is performed through our Optical Services division, which includes our wholesale optical laboratories and our optical products purchasing organization, the NovaMed Alliance. Our wholesale optical laboratories revenue is generated on a per unit basis and is recognized upon the shipment of the completed product. The NovaMed Alliance negotiates volume buying discounts with optical products manufacturers. Products are sold to both affiliated and non-affiliated ophthalmologists and optometrists. Most of the products are shipped directly from the manufacturer to the customers. We recognize revenue based on the amount billed to the customer and recognize expense based on the cost of the products purchased from the manufacturers.

   Our operating expenses consist of salaries, wages and benefits; cost of sales and medical supplies; selling, general and administrative expense; and depreciation and amortization. Cost of sales expense relates to the sale of optical products in our affiliated optical dispensaries, our wholesale optical laboratories and through the NovaMed Alliance. Medical supplies expense primarily relates to consumable items that are used during surgery. Selling, general and administrative expense consists primarily of sales and marketing expenses and corporate and eye care clinic overhead.

   Our operating expenses have fixed, variable and semi-variable components. Certain costs associated with operating our eye surgery and laser centers and affiliated eye care clinics, such as rent, utilities and general office overhead, are fixed and will not change as volumes increase. In contrast, surgical supplies, cost of sales and pharmaceuticals are costs that will change in direct proportion to procedure volumes.

   Our salaries, wages and benefits contain both fixed and variable cost components. Employees, such as corporate and regional personnel, practice administrators and some practice staff are not directly affected by changes in volume. On the other hand, the number of eye surgery and laser center and eye care clinic nurses and technicians we employ generally increases or decreases in proportion to changes in procedure volume. At the optical laboratories, the labor component of cost of sales remains relatively fixed over certain production volumes.

   Product costs in our Optical Services division are mostly variable, representing the per unit cost of the related materials.

   Our revenue has increased significantly since inception, and from 1997 to 1998, we experienced 50.3% revenue growth. The majority of our revenue growth was a result of higher procedure volumes in both our eye surgery and laser centers and our affiliated eye care clinics and an increase in the number of members utilizing the NovaMed Alliance. During 1998, we increased our emphasis on laser vision correction by initiating full-scale marketing programs aimed at vision correction patients, developing our affiliations with eye care providers and increasing the capacity of our eye surgery and laser centers to provide laser vision correction and other refractive surgery procedures. We plan to continue our focus on laser vision correction and, as a result, anticipate that we will continue to increase expenditures in sales and marketing, salaries and surgical supplies.

   The following chart shows the growth in the number of laser vision correction procedures performed by our affiliated surgeons:

                             NovaMed Eyecare, Inc.
                  Quarterly Laser Vision Correction Procedures


   When we affiliate with providers, we generally acquire nonmedical assets and, in some cases, acquire eye surgery and laser centers. We also enter into service agreements with affiliated professional entities that have an initial term of 40 years. In addition, we have acquired other nonmedical businesses, such as Midwest Uncuts, Inc., our wholly-owned subsidiary that owns and operates two of our wholesale optical laboratories. We allocate the purchase price paid in these affiliations and acquisitions to all of the identifiable tangible and intangible assets acquired based upon their relative fair value, with the remainder being ascribed to either goodwill, in the case of eye surgery and laser center and other acquisitions, or to service agreements, in the case of affiliations with eye care providers. We determine the appropriate useful life of the intangible assets resulting from affiliations by considering such factors as the:

  . number of physicians in each eye care clinic

  . number of eye care clinics

  . clinics' ability to recruit additional physicians

  . clinics' relative market position

  . length of time each eye care clinic has been in existence

  . term of the service agreement

   Effective January 1, 1998, we changed our estimate of the useful lives of intangible assets related to our service agreements entered into, and goodwill related to our acquisition of surgery and laser centers acquired, on or before January 1, 1998, from 32 years to 25 years. We made this change to conform our policy with policies adopted by other healthcare services companies during 1998 and to better represent the useful lives of the service agreements and goodwill. We now expect to amortize all future intangible assets related to affiliations with eye care providers and acquisitions of eye surgery and laser centers over a 5 to 25 year period. Goodwill resulting from acquisitions of surgery and laser centers and nonmedical businesses is amortized over a 25 to 40 year period.

   The timing and degree of fluctuations in our quarterly operating results will depend on several factors, including:

  . decreases in demand for non-emergency procedures due to severe weather

  . availability or sudden loss of the services of our affiliated eye care providers

  . availability or shortages of laser and other vision correction surgery-related products

  . the timing and relative size of acquisitions and eye care provider affiliations

Effective Income Tax Rate

   Our effective income tax rate reflects the impact of nondeductible amortization expense. To the extent our pre-tax profitability continues to rise as a result of growth in our operating earnings, we expect our effective tax rate to continue to decline over time to a level of approximately 40%.

Effect of Transactions Relating to this Offering

   In connection with the sale of our Series C and Series D convertible preferred stock, the holders of such stock were granted the right, at their option, to tender their stock for redemption in 2004 and 2005 at the greater of the amount originally paid for the preferred stock or its fair market value. Because the redemption right is outside of our control, generally accepted accounting principles require that until the redemption date, we increase the value of the preferred stock to its ultimate redemption value (an accounting process known as accretion). This accretion is deducted from net income in our accompanying consolidated financial statements to arrive at the amount available for common stockholders. Although we have not had an independent appraisal, we have estimated the potential future redemption value based upon various transactions with third parties and through comparison to similar public companies within our market. Based upon our estimates, we have recorded accretion of $739,000 and $569,000 for the twelve months ended December 31, 1998 and the three months ended March 31, 1999, respectively. Completion of this offering, however, will result in the automatic conversion of this Series C and Series D convertible preferred stock into common stock and the termination of the related redemption rights. We will continue to record the accretion through the completion of this offering. The final charge for
accretion will be recorded in the three months ended          , 1999.

   $         of our subordinated exchangeable promissory notes will be
exchanged for our common stock in connection with this offering at an exchange ratio of $1.00 worth of our common stock (valued at the offering price) for each $0.80 worth of outstanding principal on the notes. Generally accepted accounting principles require that we record the net difference between the $1.00 worth of common stock and the $0.80 worth of outstanding principal on the note as a non-recurring, non-cash expense. Accordingly, we will record in our
results of operations for the three months ended           , 1999, additional
interest expense of $       related to the discount on the exchange of the
notes.

Results of Operations

 Three Months Ended March 31, 1999 Compared to the Three Months Ended March 31, 1998

   Net Revenue. Net revenue increased 69.2% from $12.4 million to $21.0 million. Services and products revenue increased 66.0% from $7.1 million to $11.9 million. The increase in services and products revenue was primarily a result of new provider affiliations as well as overall increases in laser vision correction, cataract and other ophthalmic surgery procedure volumes. Surgery and laser center revenue increased 56.5% from $3.8 million to $5.9 million, primarily a result of a 209.2% increase in laser vision correction procedures, compared to the first quarter of 1998. We also experienced a 33.0% increase in the number of cataract and other ophthalmic surgery procedures, compared to the first quarter of 1998. Optical services and products revenue increased 115.0% from $1.5 million to $3.3 million, primarily as a result of the acquisition of Midwest Uncuts, Inc.

   Salaries, Wages and Benefits. Salaries, wages and benefits expense increased 60.9% from $5.1 million to $8.2 million. As a percentage of revenue, salaries, wages and benefits expense decreased from 41.2% to 39.1%. The absolute increase in salaries, wages and benefits expense primarily reflects the additional payroll incurred as a result of new acquisitions and affiliations. The decrease in salaries, wages and benefits expense as a percentage of revenue was a result of better utilization of staff due primarily to the increased laser vision correction, cataract and other ophthalmic procedure volumes.

   Cost of Sales and Medical Supplies. Cost of sales and medical supplies expense increased 86.8% from $3.1 million to $5.7 million. As a percentage of revenue, cost of sales and medical supplies expense increased from 24.7% to 27.3%. The absolute increase in cost of sales and medical supplies expense is primarily a result of the January 1, 1999 acquisition of Midwest Uncuts, Inc. and of higher volumes at the NovaMed Alliance. The increase in laser vision correction procedures and the related supply costs also contributed to the absolute increase during the period. In general, our optical laboratories and the NovaMed Alliance have higher cost of sales as a percentage of revenue than our affiliated optical dispensaries.

   Selling, General and Administrative. Selling, general and administrative expense increased 61.7% from $3.0 million to $4.9 million. As a percentage of revenue, selling, general and administrative expense decreased from 24.5% to 23.4%. The absolute increase in selling, general and administrative expenditures related primarily to the expansion of sales and marketing efforts in connection with our laser vision correction business. In addition, we increased our information technology expenditures related to our enterprise-wide information systems and other programs supporting our laser vision correction business. Increases in laser vision correction procedure volumes led to improvement in selling, general and administrative expense as a percentage of revenue.

   Depreciation and Amortization. Depreciation and amortization expense increased 53.5% from $714,000 to $1.1 million. Acquisitions and affiliations have increased overall amortization expense.

   Other Expense. Other expense increased 78.2% from $285,000 to $508,000. The increase in other expense was primarily related to higher interest expenses resulting from additional borrowings, which were used primarily to fund acquisitions and affiliations entered into after the first quarter of 1998.

   Provision for Income Taxes. Our effective tax rate decreased to 44.8% from 49.2%.

 Year Ended December 31, 1998 Compared to the Year Ended December 31, 1997

   Net Revenue. Net revenue increased 50.3% from $42.4 million to $63.7 million. Services and products revenue increased 47.8% from $24.4 million to $36.0 million. The increase in services and products revenue was primarily related to new provider affiliations as well as overall increases in laser vision correction, cataract and other ophthalmic surgery procedure volumes. Affiliations with additional optical dispensaries also contributed to increases in services and products revenue. Surgery and laser center revenue increased 39.0% from $14.5 million to $20.1 million, primarily related to better utilization of our surgery and laser centers and a 503.5% increase in laser vision correction procedures, compared to the year ended December 31, 1997. In addition, we experienced a 24.1% increase in the number of cataract and other ophthalmic surgery procedures, compared to the year ended December 31, 1997. Optical services revenue increased 114.2% from $3.5 million to $7.5 million, primarily as a result of higher volumes at the NovaMed Alliance.

   Salaries, Wages and Benefits. Salaries, wages and benefits expense increased 39.4% from $18.1 million to $25.3 million. As a percentage of revenue, salaries, wages and benefits expense decreased from 42.7% to 39.6%. Approximately half of the absolute increase in salaries, wages and benefits expense was a result of acquisitions. We also invested in additional personnel, including sales and marketing personnel, in the second half of 1998 as part of our growth strategy relating to our laser vision correction business. We expect to continue our investment in personnel to further develop our laser vision correction business.

   Cost of Sales and Medical Supplies. Cost of sales and medical supplies expense increased approximately 80.7% from $8.7 million to $15.8 million. As a percentage of revenue, cost of sales and medical supplies expense increased from 20.6% to 24.7%. The absolute increase in these expenses during 1998 was primarily related to the increased volume of laser vision correction, cataract and other ophthalmic surgery procedures performed in our surgery and laser centers as well as the increased costs associated with increased sales at the NovaMed Alliance. The increase in the cost of sales and medical supplies expense as a percentage of revenue was primarily due to increased sales at the NovaMed Alliance, which generally sells products with a relatively high cost of sales percentage compared to our other sources of revenue. We expect cost of sales and medical supplies expense, as a percentage of revenue, to decline as a result of faster revenue growth from laser vision correction compared to our other sources of revenue.

   Selling, General and Administrative. Selling, general and administrative expense increased approximately 29.3% from $11.3 million to $14.6 million. As a percentage of revenue, selling, general and administrative expense decreased from 26.7% to 22.9%. The absolute increase in selling, general and administrative expenditures related primarily to investments in information technology and marketing to support the growth of our laser vision correction business. Our selling, general and administrative expense as a percentage of revenue declined as a result of spreading fixed operating costs over an increased revenue base. We expect to continue our information technology and marketing expenditures to support the growth of our laser vision correction business.

   Depreciation and Amortization. Depreciation and amortization expense increased 49.7% from $2.2 million to $3.3 million. Increased capital spending, acquisitions and a change in the estimated useful life of intangible assets caused this increase. Effective January 1, 1998, we decreased our useful life of intangible assets related to service agreements entered into, and goodwill related to our acquisition of surgery and laser centers acquired, on or before January 1, 1998, from 32 to 25 years, which added $250,000 to amortization expense in 1998.

   Other Expense. Other expense decreased 19.7% from $1.7 million to $1.4 million. Other expense was primarily related to interest expense, resulting from additional borrowings used primarily to fund acquisitions and capital expenditures. In addition, in 1997 we recorded a one-time expense of $589,000 for the disposition of fixed assets.

   Provision for Income Taxes. Our effective tax rate declined from 66.2% to 49.4%.

 Years Ended December 31, 1997 Compared to the Year Ended December 31, 1996

   Net Revenue. Net revenue increased 167.6% from $15.9 million to $42.4 million. Services and products revenue increased 136.3% from $10.3 million to $24.4 million. Surgery and laser center revenue increased 173.1% from $5.3 million to $14.5 million. The increase in services and products and surgery and laser center revenue was primarily a result of new provider affiliations. In addition, sales through the NovaMed Alliance, which began operations during the fourth quarter of 1996, were $3.5 million.

   Salaries, Wages and Benefits. Salaries, wages and benefits expense increased approximately 119.4% from $8.3 million to $18.1 million. As a percentage of revenue, salaries, wages and benefits expense decreased from 52.1% to 42.7%. The absolute increase in salaries, wages and benefits expense reflected the additional payroll incurred as a result of new acquisitions and affiliations. The decrease in salaries, wages and benefits expense as a percentage of revenue was primarily a result of increased revenue to support early investments in corporate personnel to develop our business.

   Cost of Sales and Medical Supplies. Cost of sales and medical supplies expense increased approximately 239.4% from $2.6 million to $8.7 million. As a percentage of revenue, cost of sales and medical supplies expense increased from 16.2% to 20.6%. Our affiliated optical dispensaries comprised the majority of the cost in 1996. The absolute increase in the cost of sales was primarily a result of a higher volume of sales at the NovaMed Alliance. The increase in cost of sales and medical supplies expense as a percentage of revenue was caused by the NovaMed Alliance, which sells products at a higher cost of sales than our affiliated optical dispensaries. The significant increase in medical supplies expense was primarily related to new provider affiliations.

   Selling, General and Administrative. Selling, general and administrative expense increased approximately 124.3% from $5.0 million to $11.3 million. As a percentage of revenue, selling, general and administrative expense decreased from 31.8% to 26.7%. The absolute increase in selling, general and administrative expense was primarily a result of new provider affiliations. The remainder of the increase was a result of expenditures related to building our corporate infrastructure.

   Depreciation and Amortization. Depreciation and amortization expense increased 176.2% from $806,000 to $2.2 million. Acquisitions and increased capital spending caused this increase.

   Other Expense. Other expense increased from $83,000 to $1.7 million. The increase was primarily related to increased interest expense, which resulted from the issuance of subordinated exchangeable promissory notes issued in connection with provider affiliations. In addition, a one-time expense of $589,000 was recorded in 1997 for a loss on the disposition of fixed assets.

   Provision for Income Taxes. During a majority of 1996, we operated as a limited liability company and, accordingly, any tax benefit or expense was passed along to our members. We converted to a tax paying entity at the end of 1996 and incurred a taxable loss from the date of the conversion to the end of the year. We did not, however, record any tax benefit, which would have resulted from our net operating loss carry-forward. Instead, we recorded a valuation allowance against the associated tax benefit. Moreover, on a pro forma basis, had we been a tax paying entity for all of 1996, we would not have recorded any tax benefit that would have resulted from the net operating loss carry forward due to future uncertainties. In 1997, our effective tax rate was 66.2%.

Liquidity and Capital Resources

   We generated cash from operating activities for the three months ended March 31, 1999 of $337,000. We used $7.7 million in our investing activities during the three months ended March 31, 1999, which included two acquisitions and the purchase of property and equipment. We used net bank borrowings of $7.7 million and net cash from operating activities to fund our investing activities and to reduce subordinated debt and other debt obligations. As of March 31, 1999, we had cash and cash equivalents of approximately $1.1 million and working capital of approximately $9.5 million. We had a $25 million revolving credit facility, with $16.1 million outstanding as of March 31, 1999.

   In May 1999, we increased our revolving credit facility to $35 million. Advances under the credit facility are secured by substantially all of our assets. The credit agreement expires in July 2000. Interest is payable at an annual rate equal to LIBOR plus a range from 1.5% to 2.0% (varying upon our ability to meet financial covenants) or a base rate minus .50%, with a commitment fee of .375% for the unused portion during the commitment period. The credit agreement contains covenants that include limitations on indebtedness, liens, capital expenditures and ratios that define borrowing availability.

   During 1998, we repurchased 1,188,414 shares of our Series A convertible preferred stock at a price of $4.38 per share. We repurchased these shares to provide liquidity to some of the Series A stockholders.

   Also during 1998, some holders of our Series C convertible preferred stock exercised a warrant to acquire 684,932 shares of our Series D convertible preferred stock at $4.38 per share.

   We expect that the proceeds from this offering, our funds from operations and our existing revolving credit facility will be sufficient to fund our operations and growth strategy for the foreseeable future. Our future capital requirements and the adequacy of our available funds will depend on many factors, including the timing of our acquisition activities, new provider affiliations, capital requirements associated with our laser vision correction program, expansions and the future cost of surgical equipment.

   As of March 31, 1999, we had an outstanding note receivable of $400,000 from an affiliated eye care provider. This loan was repaid in full in April 1999. Historically, loans to affiliated providers have been made to cover various costs associated with their initial affiliation with us, including general working capital. The borrower signs a secured promissory note, bearing an interest rate ranging from 8.5% to 9.5% per annum.

   $       of our subordinated exchangeable promissory notes will be exchanged for our common stock in connection with this offering. In connection with a restructuring of the exchange procedures associated with these notes, we have agreed to lend these noteholders on April 1, 2000 an aggregate amount equal to the Federal and state income taxes payable as a result of the exchange of the notes for our common stock, other than the portion attributable to shares sold by noteholders in this offering. We estimate the aggregate amount of these tax
loans to be approximately $       , based upon an estimated average, blended
tax rate of 25%. The tax loans will not bear interest, will be non-recourse to the holders and will be secured by a number of shares of our common stock held by the payors having a value equal to two times the loan amount. The tax loans will be payable on demand, and the payors will be required to repay the tax loans out of a portion of the proceeds of any subsequent sales by them of our common stock. We also have agreed to reimburse these holders for any Federal or state taxes that they recognize as a result of imputed interest on the tax loans on a grossed-up basis.

Recent Accounting Pronouncements

   In March 1998, the Accounting Standards Committee issued AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). This statement provides guidance on accounting for the costs of computer software developed or obtained for internal use and identifies characteristics of internal use software as well as assists in determining when computer software is for internal use. SOP 98-1 is effective for fiscal years beginning after December 15, 1998, with earlier application permitted. We adopted SOP 98-1 during 1998 and it did not have a material effect on our financial statements.

   In March 1998, the Accounting Standards Committee issued AICPA Statement of Position 98-5, "Reporting on the Costs of Start-up Activities" (SOP 98-5). This statement provides guidance on the financial reporting of start-up costs and organization costs. It requires that the cost of start-up activities and organization costs be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998, with earlier application permitted. We do not expect the adoption of this SOP to have a material impact on our financial statements.

   In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement changes the previous accounting definition of derivative which focused on freestanding contracts such as options and forwards (including futures and swaps) expanding it to include embedded derivatives and many commodity contracts. Under the statement, every derivative is recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivatives fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS 133 is effective for fiscal years beginning after June 15, 1999. We do not anticipate that the adoption of SFAS 133 will have a material impact on our financial position or results of operations.

Year 2000 Readiness and Related Risks

   The year 2000 issue relates to computer programs that have time-sensitive hardware and software being unable to recognize or to interpret dates beyond the year 1999. This could result in a system failure or miscalculations causing disruptions of operations, including a temporary inability to process transactions, bill and collect fees or engage in other business activities.

   We have established a task force that includes operations, information technology, accounting and legal personnel. Our task force has undertaken, but has not yet completed, an assessment of our state of readiness and the potential impact of any year 2000 risks. To date, the task force has focused on the following areas to assess as to year 2000 readiness:

  . Core business systems

  . Third party payors, product and equipment manufacturers and other suppliers

  . Physical facility systems

   For each of these areas, the task force has been assessing systems potentially susceptible to year 2000 compliance issues, and where appropriate, we have been developing and implementing corrective actions and testing to ensure compliance. We believe that we are devoting the necessary resources to identify and resolve any significant year 2000 issues in a timely manner.

   Core Business Systems. Our core business systems primarily consist of management and financial accounting systems. We use our management systems to schedule patients, to bill payors for services rendered and to obtain operational productivity data. We use our financial accounting systems to pay vendors, to record transactions and for financial reporting. In implementing these systems, we received written confirmation from vendors that the enterprise system software, hardware and network operating systems included in our management and financial systems are year 2000 compliant.

   All of our locations are currently using our financial accounting systems. Most of our locations are currently using our management systems, with the remaining locations expected to be incorporated into our management systems by the end of 1999. Two of our locations in the St. Louis region currently use management systems that are not year 2000 compliant. We expect to equip these centers with our year 2000 compliant management systems by the end of September. If we are not able to complete the integration of these locations into our management systems as scheduled, our ability to seek reimbursement from Medicare and other third party payors on a timely basis for these locations may be adversely affected.

   Third Party Payors, Product and Equipment Manufacturers and Other Suppliers. Some surgery procedures, primarily cataract removal, performed at our surgery and laser centers or eye care clinics are covered by governmental reimbursement programs, such as Medicare, or third party payors, such as private insurance companies. Medicare has publicly announced that it believes its systems are year 2000 compliant. Medicare has also publicly announced that it has established redundant systems certified by independent consultants as year 2000 compliant, which are intended to serve as "back up" systems in the event their assessment of their primary systems proves inaccurate. Our task force is in the process of reviewing the Internet web sites of third party payors that provide a material portion of payments we receive for surgical and clinical procedures to assess their year 2000 readiness. In the event we are unable to determine the year 2000 readiness of these payors, or need to address year 2000 issues we identify, we intend to contact such payors to request additional information about their year 2000 readiness, in an attempt to mitigate the related collection risks to us.

   We rely on third party manufacturers and suppliers for lasers and laser surgery-related products and equipment, utilities and other key supplies and services, and we are in the process of reviewing the Internet web sites of a number of our suppliers to assess their year 2000 readiness. Most of our excimer lasers are manufactured by Summit Technology, Inc. Representatives from Summit have informed us that its lasers utilize a system clock that recognizes dates in a four digit format, and therefore its lasers will function without any effect upon safety or efficiency upon a change of date to the year 2000. We have not incurred, and do not believe we will incur, material costs related to any inquiry as to the year 2000 readiness of our third party payors, product and equipment manufacturers and other suppliers.

   Physical Facility Systems. We are continuing to evaluate the year 2000 readiness of our physical facility systems, such as phone, power, security, heating, ventilation and air conditioning systems. We have requested information from the providers of our physical facility systems, and we intend to make second requests relating to non-responses. Unsatisfactory responses or non-responses from critical suppliers will be evaluated on a case by case basis in an attempt to mitigate any risk to us. We expect to complete the assessment phase of our physical facility systems during the third quarter of 1999, with remedial action planned during the fourth quarter of 1999.

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                                    BUSINESS

Our Business

   We are an eye care services company focused on laser vision correction. We operate in the following metropolitan regions: Chicago, Illinois; Kansas City, Missouri; Louisville, Kentucky; St. Louis, Missouri; and Richmond, Virginia. Our revenue has grown at a compound annual rate of 100.5% from $15.9 million in 1996, our first full year of operation, to $63.7 million in 1998. We became profitable in 1997 and from 1997 to 1998 our net income increased from $105,000 to $1.7 million. We:

  . own and operate 10 eye surgery and laser centers where laser vision correction and other eye related surgical procedures are performed

  . operate, pursuant to long-term service agreements, 44 eye care clinics that provide a wide range of eye care services to patients including laser vision correction, basic eye examinations and the diagnosis and treatment of complex ophthalmic conditions

  . operate, pursuant to a long-term service agreement, an eye-only research organization that provides clinical research and site management services to ophthalmic device, product and pharmaceutical manufacturers, with an emphasis on laser vision correction

  . operate, pursuant to long-term service agreements, 27 optical dispensaries that sell eyeglasses, contact lenses and other optical products and accessories to patient-consumers

  . own and operate three wholesale optical laboratories that manufacture and distribute corrective lenses and eyeglasses to affiliated and non-affiliated eye care providers

  . own and operate an optical products purchasing organization that sells optical products and accessories, such as eyeglass frames and contact lenses, to affiliated and non-affiliated eye care providers

Our Industry

   The eye care market consists of a large, diverse group of services and products. The eye care services market includes routine eye examinations as well as diagnostic and surgical procedures that address complex ophthalmic conditions. The most common conditions addressed by eye care providers are refractive conditions such as myopia (nearsightedness), hyperopia (farsightedness) and astigmatism. Other frequently treated conditions include cataracts (a clouding of the lenses of the eye that interferes with focus), glaucoma, macular degeneration and diabetic retinopathy. Ophthalmic conditions are typically treated with surgery, pharmaceuticals, prescription glasses, contact lenses or some combination of these treatments. Additional services offered by eye care providers include research services for ophthalmic devices or pharmaceuticals being developed or tested in clinical trials. The optical products market consists of the manufacture, distribution and sale of optical goods including corrective lenses, eyeglasses, frames, contact lenses and other optical products and accessories.

   In the U.S., eye care services and products have traditionally been delivered through a well developed, but fragmented, system of local providers, including individual or small groups of optometrists and ophthalmologists. Optometrists complete four years of optometry school and are generally licensed to perform routine eye examinations, determine visual acuity, prescribe corrective eyewear and, in most states, prescribe certain ophthalmic pharmaceuticals. Optometrists are not licensed to perform surgery, but often provide pre- and post-operative care. Ophthalmologists must complete four years of medical school and obtain an M.D. degree, and are licensed to perform surgery as well as to prescribe pharmaceuticals and perform other diagnostic eye care services. There are approximately 32,000 practicing optometrists and 22,000 practicing ophthalmologists in the U.S.

   Eye examinations are typically performed in an office or clinic setting. For surgical procedures, ophthalmologists frequently will schedule operating room time in a hospital or ambulatory surgery center such as one of our eye surgery and laser centers. Laser vision correction, cataract and other refractive surgery procedures are frequently performed on an outpatient basis. As a result, there are a number of ambulatory surgery centers focused on ophthalmology.

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   Eye care represents one of the largest health care service and product markets in the U.S. According to industry sources, over 161 million people in the U.S. require vision correction. Spending for health care costs associated with eye and vision conditions is approximately $38.4 billion annually, while annual spending on retail optical products is an additional $16.3 billion, representing a total market of approximately $55 billion.

   We expect the eye care market to continue to grow for the following reasons:

  . Rapid Acceptance of New Technologies and Procedures and Increasing Demand for Vision Correction Surgery. With the emergence of improved laser vision correction technologies, the market for vision correction surgery has been expanding rapidly.

  . Continued Development of Improved Medical Technologies and
    Pharmaceuticals. New medical technologies and pharmaceuticals have led to earlier detection and improved treatment of many of the most common eye conditions, with fewer complications or side effects. New technologies are in development that are expected to expand the access to, and the effectiveness of, treatments, particularly the treatment of refractive and cataract conditions.

  . Aging of the Population. The incidence of eye disease, including refractive and cataract disorders, increases substantially with age. Increases in average life expectancy, combined with the aging of the baby boom population, are expected to lead to an increase in the number of adults over the age of 55. According to industry sources, 19.5% of the U.S. population in the year 2005 is forecasted to be between the ages of 55 and 74, with 94% of this age group forecasted to be suffering from some type of refractive condition.

  . Improved Patient Awareness. With the expansive amount of medical information that has become available, patients have and continue to become increasingly educated and aware of the different types of eye and vision conditions and how they can be treated.

 Vision Correction Surgery

   Radial Keratotomy, or RK, introduced in the U.S in the 1970s, was the first surgical technique approved for vision correction. RK procedures require a delicate surgical technique and significant physician training, and the procedure can result in the instability of the eye over a period of months to years.

   Recently, new surgical technologies and techniques have been introduced for surgical correction of common vision problems. Use of an excimer laser to alter the curvature of the cornea has become the most common method of surgical vision correction. Although not approved in the U.S. for general use until 1996, Photorefractive Keratectomy, or PRK, was introduced abroad in 1988, as the first vision correction surgery that used laser technology. PRK offers several advantages over RK, including a shorter, simpler procedure, a less substantial training requirement for ophthalmologists and fewer complications. However, the procedure proved to be more painful and typically required three to six weeks of recovery time before full visual acuity was restored, with the potential that full benefit of the procedure would not be realized for up to six months.

   Laser In-Situ Keratomileusis, or LASIK, was introduced in 1996, leading to a dramatic increase in the popularity of laser vision correction surgery. LASIK offers the ease-of-use benefits to ophthalmologists afforded by PRK, while providing significant reductions in patient pain or discomfort, patient recovery times ranging from a few hours after the procedure to two weeks and reduced complication rates.

   LASIK involves using an automated microsurgical instrument to create a thin corneal flap which remains hinged to the eye. This corneal flap is then laid back and laser pulses are applied to the cornea to treat the eye to the patient's prescription. After the flap is replaced, no bandages are required and most patients experience virtually no discomfort. A LASIK procedure typically takes 10 to 15 minutes from set-up to completion, with the length of time of the actual laser treatment lasting 15 to 90 seconds, depending on the degree of correction required. LASIK is performed in an outpatient setting, with only topical anesthesia. Only ophthalmologists are licensed to perform LASIK, although optometrists are actively involved in identifying appropriate candidates for the procedure and in providing pre- and post-operative care.

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

   The market for vision correction procedures has expanded rapidly, primarily as a result of the advantages of the LASIK procedure. Industry sources estimate that 450,000 laser vision correction surgery procedures were performed in 1998, representing a 97.4% increase over the number of procedures performed in 1997. An estimated 950,000 and 1.4 million procedures are projected to be performed in the U.S. in 1999 and 2000, respectively.

   Despite this rapid growth, the estimated number of vision correction surgery patients in 1998 represented less than 0.2% of the 161 million people with refractive vision conditions in the U.S. Based on an average price per eye of $2,200 for a LASIK procedure, if 1% of the estimated 161 million people that have refractive vision conditions in the U.S. elected to have a laser vision correction procedure on both eyes, the potential value of the laser vision correction market would exceed $7 billion. Further, unlike other ophthalmic surgery procedures, vision correction surgery is an elective procedure that patient-consumers pay for out-of-pocket.

   Several factors are expected to continue to expand the vision correction surgery market for the next several years. Market penetration remains low, but is expected to increase. We believe that high patient satisfaction with the LASIK procedure has generated many word-of-mouth patient referrals. In addition, improved laser technologies are in development or about to be approved that address other ophthalmic conditions including hyperopia and astigmatism. New technologies have also recently been introduced that provide patients and physicians with even more treatment options and are expected to expand the potential market. For example, the intrastromal corneal ring, or Intacs(TM), which was commercially introduced in the U.S. in April 1999, is a non-laser surgical technique approved to treat myopia.

 Other Eye Care Services

   Cataract Surgery. Cataract surgery is currently the most widely performed surgical procedure in the U.S. A cataract occurs when the normally transparent lens of the eye becomes cloudy as part of the aging process. In cataract surgery, the ophthalmologist removes the clouded natural lens and replaces it with a synthetic intraocular lens. Cataract surgery is typically performed on an outpatient basis using local anesthesia, and the procedure time is typically less than 30 minutes. Industry sources indicate that more than 60% of people over the age of 60 have some degree of cataract formation. In 1997, over 2.3 million cataract procedures were performed in the U.S. Cataract procedures are expected to continue to increase for the next several years, driven primarily by the aging of the population and the introduction of improved technologies and surgical techniques. With the preponderance of cataract surgery patients being over the age of 65, the Medicare program has been the primary source of reimbursement for cataract surgery providers.

   Other Eye Disorders. The market for other common eye disorders includes glaucoma, macular degeneration and diabetic retinopathy. Glaucoma is one of the leading causes of preventable blindness in the U.S., and the single most common cause of blindness among African-Americans. Approximately 3 million people in the U.S. are believed to have glaucoma, while only 1 million have currently been diagnosed with the disease. By 2030, industry sources project that the number of glaucoma cases diagnosed will double, primarily as a result of the aging of the general population and an increase in the average life span. Age-related macular degeneration is the leading cause of visual impairment for persons age 75 and older, and it is the most common cause of new cases of visual impairment among those over age 65. Diabetic retinopathy is a leading cause of vision loss and blindness. More than 40% of patients with diabetes for 15 years or more have some degree of blood vessel damage which may result in diabetic retinopathy. Incidence of this disease is expected to increase dramatically as a result of a growing number of patients diagnosed with diabetes. Treatment of these ophthalmic conditions is generally reimbursed by Medicare and other third party payors.

 Optical Services and Products

   While the number of patient options for vision correction has increased with improved surgical vision correction technologies and techniques, the market for basic optical goods such as corrective lenses, eyeglass frames, contact lenses and other optical products and accessories, remains a

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

significant market. According to industry sources, consumers spent approximately $16.3 billion on eyewear in 1998 up 5.8% from approximately $15.4 billion in 1997. Eyeglass frames are typically sold through retail optical dispensaries located in optometrist and ophthalmologist clinics, as well as through retail stores.

 Challenges Faced By Eye Care Providers

   Recent advances in medical technology and surgical procedures for vision correction have significantly increased consumer demand for laser vision correction surgery. Ophthalmologists face a number of significant challenges in meeting and capitalizing on this demand, including:

  . maintaining their existing patient and procedure base while developing a laser vision correction surgery practice

  . developing marketing expertise in order to promote their services to patient-consumers

  . purchasing, or otherwise gaining access to, expensive laser vision correction surgery equipment, including excimer laser systems that industry sources report are priced in the range of $500,000

  . adapting to the latest advances in laser vision correction technology and procedures, as well as establishing and maintaining a level of expertise with new technologies and procedures

  . maintaining an efficient division of labor by partnering with, or recruiting, additional ophthalmologists to perform surgery and optometrists to provide pre- and post-operative care to laser surgery patients

Our Strategy

   Our goal is to become the leading provider of laser vision correction surgery in our existing and future regional markets. We have tailored our business model, which we refer to as our Full Partnership model, to focus on establishing and maintaining long-term, full service affiliations with leading ophthalmologists and optometrists in each of our regional markets.

Our Full Partnership Model

   We have focused on building regional clusters of affiliated eye care providers, eye surgery and laser centers and strategic business services. These regional clusters are structured to achieve a hub and spoke configuration of affiliated eye care clinics and eye surgery and laser centers within each regional market. We believe our Full Partnership model, with its broad range of services and products and its patient-consumer orientation, provides us with several advantages in developing laser vision correction surgery in partnership with our affiliated eye care providers. These advantages include the ability to:

  . establish and maintain long-term relationships with leading ophthalmologists and optometrists through access to our eye surgery and laser centers, our clinical research capability and range of strategic business services

  . create regional market leadership in laser vision correction through our clinical research, information technology and marketing know-how

  . benefit from regional brand recognition and word-of-mouth referrals that result from the combination of quality patient care and lifetime patient relationships

  . create multiple sources of revenue through the range of eye care services and products offered by us and our affiliated eye care providers

  . increase revenue per patient through the establishment of lifetime patient relationships that generate multiple patient encounters

We believe that our patient-consumer approach benefits not only the growth of laser vision correction but all aspects of our continuum of eye care, ranging from basic eye examinations to the treatment of complex ophthalmic conditions.

   Our Full Partnership model has been implemented in each of our existing regional markets and is built around the following key components:

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

   Long-term affiliations with leading providers. We believe the combination of access to our eye surgery and laser centers, clinical research programs and the full range of strategic business services that we offer enhances our ability to attract and retain leading eye care providers in each of our markets. In addition, we are working with our affiliated eye care providers within particular markets to reorganize their existing medical practices into a single legal and business entity. We believe the resulting entity permits an efficient consolidation of fixed overhead and staff, implementation of a common information technology system, effective division of labor among ophthalmologists and optometrists, and establishment of a unified entity for marketing and branding purposes.

   Eye surgery and laser centers. We currently operate 10 eye surgery and laser centers, each of which is a wholly-owned, licensed ambulatory surgical center. Each of our eye surgery and laser centers is located adjacent to one of our affiliated eye care clinics. These eye surgery and laser centers are specifically designed to meet the demands of high volume ophthalmic surgeons, including surgeons focusing on laser vision correction. We believe that access to our fully licensed ambulatory surgical centers in each of our markets provides our affiliated providers with a long-term competitive advantage since they are equipped to efficiently accommodate a wide range of current and emerging surgical vision correction procedures and avoid relying on any particular technology or procedure.

   Clinical research. Our affiliated eye-only research organization provides clinical research and site management services to ophthalmic device, product and pharmaceutical manufacturers, with an emphasis on laser vision correction and other refractive technologies. We believe our clinical research capability permits us and our affiliated providers to:

  . attract and retain leading ophthalmologists and optometrists who seek the professional challenge associated with participating in clinical research activities

  . preview emerging vision correction and other ophthalmic technologies and adjust our business model and strategy accordingly

  . become early adapters to the latest technologies and procedures, thus enhancing patient care

  . establish a quality brand name and regional market leadership in vision correction surgery

   Strategic business services. We have established strategic business services which, we believe, have helped us to attract and retain leading ophthalmologists and optometrists. We believe that our strategic business services have helped generate significant growth in laser vision correction surgery revenue. These services include information technology, provider and patient-consumer directed marketing, administrative services, recruiting, surgeon and staff training and optical products and services.

 Our Growth Strategy

   We are focused on the rapidly growing U.S. market for laser vision correction surgery and our goal is to be the leading provider of laser vision correction in each of our existing and future regional markets. Specifically, we intend to:

   Expand our presence in existing regional markets. We believe that there are significant growth opportunities in our existing regional markets. We believe that the following factors will drive this growth:

  . increasing demand for, and consumer acceptance of, laser vision correction surgery

  . significant expansion of our marketing services, including patient-consumer directed marketing designed to enhance patient awareness of our laser vision correction expertise and the full range of eye care services that we offer

  .  acquiring existing or establishing new eye surgery and laser centers

  . long-term affiliations with, or recruitment of, additional ophthalmologists and optometrists

  . continued development and implementation of strategic business services

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

   Selectively target and enter future regional markets. We believe our management team's experience in building and developing successful eye care services businesses will enable us to effectively identify additional markets in which to build regional clusters of eye surgery and laser centers and affiliated eye care providers. Our expansion into new markets will focus on regions where we believe we can implement our Full Partnership model. We intend to enter new markets through multiple avenues, including acquiring existing or establishing new eye surgery and laser centers, entering into long-term affiliations with leading ophthalmologists and optometrists, and developing and implementing our strategic business services, in each new region.

   Provide patient-consumer directed marketing support to our affiliated eye care providers. We believe our affiliated eye care providers have experienced improved market share as a result of our patient-consumer directed marketing support, and we intend to continue to invest in these programs. Our regional marketing activities include direct to patient-consumer advertising, patient seminars on laser vision correction and centralized toll free call centers, all of which are designed to create consumer brand awareness for us and our affiliated eye care providers. This marketing support allows our affiliated surgeons to reach a broader range of new patients with the latest information concerning laser vision correction, as well as traditional eye care services. We also assist affiliated surgeons in establishing procedures for co-managing patients with optometrists. This provides surgeons with an opportunity to focus on surgery and better leverage their time, while also allowing patients to elect to have their optometrist participate in their continuing care.

   Capitalize on and expand our affiliated eye-only research organization. Our research activities allow our affiliated eye care providers early access to, and experience with, the latest vision correction technologies in advance of many competing surgeons. We believe our research activities also provide us with significant revenue growth opportunities. We further believe that these research opportunities will expand as we continue to affiliate with leading ophthalmologists and optometrists in both our existing and future markets. As we grow, we plan to expand our clinical research activities to other regions and more actively market our research-related services to ophthalmic device, product and pharmaceutical companies.

   Continue to develop and implement strategic business services to enhance laser vision correction growth. We believe that our full complement of strategic business services, including information technology, provider and patient-consumer directed marketing, administrative services, recruiting, surgeon and staff training and optical products and services, will continue to provide us with an advantage in attracting, affiliating with and retaining leading ophthalmologists and optometrists. We expect to build upon this portfolio of services. In 1999, we plan to implement new information technology offerings such as an intranet-based patient marketing and scheduling system, patient outcomes tracking and an optical point-of-sale system. All of these will be integrated into our new, enterprise wide e-community and data warehouse.

Business Operations

 Eye Surgery and Laser Centers

   We operate 10 eye surgery and laser centers, each of which is a wholly-owned, licensed ambulatory surgical center. These eye surgery and laser centers are used for laser vision correction, cataract and other ophthalmic surgical procedures. We currently have seven excimer lasers in service and an additional three lasers dedicated to conducting clinical trials. We plan to deploy additional excimer lasers in 1999.

   We generally try to acquire or establish eye surgery and laser centers with two suites. This allows for efficient use of the surgeon's time since operative preparation can be performed in one suite while the surgeon is operating in the adjacent suite. To date, each of our eye surgery and laser centers has been located adjacent to one of our affiliated eye care clinics. This further contributes to the time and cost efficiency of surgical operations and facilitates our ability to coordinate pre- and post-operative patient visits between our affiliated ophthalmologists and optometrists.

   Today, most forms of laser vision correction surgery may be performed in a clean room in a physician's office. As new vision correction technologies are developed, however, we believe that medical standards will dictate that some types of surgical vision correction procedures will need to be performed in a licensed ambulatory surgery

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

center or hospital. Examples of such technologies currently in clinical trials include phakic intraocular lenses and implantable contact lenses.

   Accordingly, we believe that the flexibility of our eye surgery and laser centers to accommodate the full spectrum of existing and future vision correction surgeries will provide us with an advantage over our competitors whose facilities may not be able to accommodate these procedures. This advantage is further enhanced in those states with rigorous certificate of need requirements that make it difficult to construct a licensed facility.

   Seven of our surgery and laser centers have been accredited by the American Association of Ambulatory Healthcare (AAAHC), and we expect our three remaining centers to be accredited by the end of 1999. We believe as managed care panels shift to requiring accreditation by the AAAHC or the Joint Commission on Accreditation of Healthcare Organizations as a condition to reimbursement, our accreditation will provide us a competitive advantage with respect to reimbursable procedures such as cataract surgery.

 Services and Products

   Long-Term Service Agreements. We have long-term service agreements in place with affiliated professional entities covering 45 ophthalmologists and 31 optometrists, who provide eye care services in one or more of our 44 eye care clinics. Generally, we seek to cluster eye care clinics within regional markets that can support one or more eye surgery and laser centers. Our strategy involves affiliating with leading eye care providers within a regional market until we have achieved a cluster of affiliated eye care clinics and eye surgery and laser centers in a hub and spoke configuration throughout each regional market.

   We believe that acquiring or building concentrated clusters of eye care clinics around eye surgery and laser centers allows us to more effectively utilize our eye surgery and laser center capacity. Our regional clusters have dedicated management and uniform information technology. As a result, we can more effectively assist affiliated providers in creating brand name recognition within a particular market and integrating subspecialists in a manner that effects a more efficient division of labor.

   The services that we provide to our clusters are governed by service agreements. Our service agreements run for initial terms of 40 years. Under these agreements, we typically provide a range of services, including, information technology, provider and patient-consumer direct marketing, administrative services, recruiting, surgeon and staff training and optical products and services, in exchange for a monthly fee. This fee is typically based upon the operating income of the eye care clinic after deducting operating expenses of the clinic. Our affiliated professional entities and their respective ophthalmologists and optometrists retain control of all aspects of the delivery of ophthalmic and optometry services. Subject to Federal and state laws, we employ, and are responsible for hiring, training and supervising all non-physician personnel in each regional market.

   Generally, affiliations with our eye care providers have been the result of acquisitions of their nonmedical assets, such as equipment and office leases, for consideration consisting of a combination of stock, notes or cash. In connection with these transactions, our affiliated professional entities enter into employment agreements with ophthalmologists and optometrists that generally have five year initial terms. Typically, these agreements contain restrictions on the eye care provider's ability to compete with us, and on his or her ability to recruit our employees or interfere with patient relationships. These covenants usually survive termination of employment for up to one year. During the initial terms, ophthalmologists who have an equity interest in affiliated professional entities are required to pay liquidated damages to the affiliated professional entity that employs them if they terminate their employment.

   Provider and Patient-Consumer Marketing Support. Our marketing professionals perform detailed analyses for each of our regional markets. An awareness program is developed for each market and includes advertising, public relations and direct marketing programs. An important component of our marketing strategy involves creating brand recognition. This applies equally to branding NovaMed Eyecare to ophthalmologists and optometrists, as well as branding our regional clusters of affiliated eye care providers to patient-consumers. A key aspect of our patient-consumer marketing program is to utilize a single brand name covering all of our eye care providers in each

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regional market. We believe this single regional brand strategy provides stronger name recognition than would otherwise be possible, reinforces the regional brand's reputation for laser vision correction and the broad eye care expertise of our affiliated eye care providers, and provides cost efficiencies through marketing economies of scale. We believe that a single regional brand provides an important advantage in the highly-fragmented laser vision correction market. This branding strategy supports our goal of market share leadership of laser vision correction in each regional market we choose to enter.

   We provide our affiliated eye care clinics with uniform brochures and marketing support and utilize targeted media penetration including local radio, television and newspaper advertisements. We also develop specialized programs targeting ophthalmologists and optometrists in order to help them educate patient-consumers.

   Our marketing programs encourage patient-consumers to contact one of our toll free call centers, where we provide them with further information and attempt to enroll them in a laser vision correction informational seminar or schedule them directly for an in-office consultation with one of our affiliated eye care providers. Our affiliated eye care providers plan to deliver more than 600 informational seminars across our five regional markets in 1999.

   We provide personnel and assistance to affiliated providers in order to facilitate a service-driven, pleasant experience for patients. Elements of this assistance include management of schedules to foster on-time appointments and laser vision correction counselors to help current and potential patients understand the laser vision correction procedures and processes.

   Our ten person marketing staff is decentralized, with a marketing director in each region providing expertise in local market issues, supported by a staff that coordinates key initiatives across markets.

   Our affiliated eye care providers are encouraged to develop relationships with optometrists and other primary care physicians in their region. In addition, attendance and visibility at local professional society meetings, presentations at education meetings and published research all help to promote our affiliated eye care providers' professional standing within the ophthalmology and optometry community.

   Information Technology. Our information technology strategy is designed to provide our locations with standardized information systems and business processes which allow us to generate timely, accurate and consistent information for our management team and affiliated eye care providers. We have an in-house information technology group consisting of 21 people who are responsible for the installation, training, support and operation of these systems.

   For our affiliated eye care clinics, we provide installation and operational services to support our standard management and financial reporting information systems. After we establish a new affiliation, our information technology specialists complete an advanced deployment of our information technology systems at the new providers' offices. This initial installation allows new affiliated eye care providers to access our company-wide e-mail system, providing quick and easy access to our corporate resources and to eye care professionals at other regional eye surgery and laser centers and affiliated eye care clinics. Generally, within 60 days of our advanced deployment, all accounting functions are integrated with our corporate finance system. To date, we have fully integrated all of our eye surgery and laser centers and affiliated eye care clinics into the standard financial accounting systems and most of our locations have been fully integrated into our management systems, with the remaining locations expected to be incorporated into our management systems by the end of 1999.

   To further capitalize on our investment in information systems, we are currently developing enhancements to our laser vision correction marketing system and consolidated reporting capability to enable us to track and coordinate the activities of our eye surgery and laser centers, affiliated eye clinics and surgeons and co-managing optometrists. We are also developing software enhancements for patient outcomes tracking, optical point-of-sale and our Internet website. These enhancements will become part of our e-community, which will also include projects under development,

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

such as data warehousing and a new provider relationship management system.

   Our data warehouse is designed to consolidate information, including revenue, expense, patient demographics, procedures and clinical information, across our eye surgery and laser centers and affiliated eye care clinics. This data warehouse will enable us to improve decision support and reporting capabilities at the corporate and affiliated eye care provider levels.

   Our new provider relationship management system enables us to track and coordinate the activities of eye surgery and laser centers, eye care clinics, affiliated surgeons and co-managing optometrists. We believe that this new system will allow us to significantly improve our ability to create contacts with patients, improve relationships with our affiliated eye care providers and provide new opportunities for our strategic business services. In addition, this system will track patients through our call centers, eye surgery and laser centers, eye care clinics and Internet website, allowing us to maintain contact with, and promote the eye care services offered by our affiliated eye care providers to, these patients.

   Administrative Services. In addition to our other strategic business services, we provide administrative services to our eye surgery and laser centers and affiliated eye care providers. Specifically, we:

  . recruit, train, and oversee a dedicated management team in each of our regional markets to implement various operational and strategic initiatives and to integrate our operations in each regional market

  . evaluate and improve the clinical operations of our eye surgery and laser centers and affiliated eye care clinics and optical dispensaries in order to improve eye care provider and staff productivity and quality patient care

  . provide billing and collection, cash management and financial accounting and reporting services

   Recruiting. We have three full-time recruiting professionals on staff to assist our affiliated providers in recruiting ophthalmologists, optometrists and support staff. These recruiting services include identifying candidates, negotiating employment agreements and structuring compensation and benefits packages for eye care providers and support staff. Our internal recruiting efforts allow our existing eye care providers to avoid diverting time and attention from providing eye care services to patients. Our dedicated recruiting staff also allows us to minimize the costs associated with retaining recruiting firms.

   Surgeon and Staff Training. We have several ophthalmologists who serve as lead investigators in clinical trials of ophthalmic devices, products and pharmaceuticals. As a result, some of our ophthalmic surgeons have established clinical best practices in the field of vision correction. Our surgical training incorporates these practices for the benefit of our affiliated eye care providers. Our leading surgeons frequently meet with other affiliated eye care providers, both individually and in all-doctor meetings, to educate them on new technologies. Our involvement in clinical research also affords our affiliated eye care providers early access to certification and training programs for new technologies. All of our vision correction surgeons are certified to use the excimer laser by third party certification programs. In addition, most of our vision correction surgeons have been trained in the recently FDA-approved Intacs(TM) non-laser refractive surgery procedure.

   Co-Management. A vision correction procedure typically involves, in addition to the surgical procedure itself, a pre-operative examination and up to six post-operative examinations within a year of surgery. These post-operative visits are necessary to monitor a patient's healing and vision improvement. A patient often may elect to have the post-operative examinations performed by an optometrist. This allows ophthalmologists to focus on performing laser vision correction surgery procedures, while optometrists focus on pre- and post-operative care. The coordination of this care and the communication between ophthalmologists and optometrists are critical to achieving quality patient care, maximizing patient satisfaction and achieving the optimal division of labor. Our information technology system fosters this coordination and communication between providers to ensure the co-management relationship is as seamless as possible for the patient.

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

   Optical Dispensary Business. We operate, pursuant to long-term service agreements, 27 optical dispensaries across our five regional markets. These dispensaries sell eyeglasses, contact lenses and related optical products and accessories to patient- consumers on a retail basis. We also provide a full complement of optical business and administrative services to affiliated and non-affiliated eye care providers, including optical inventory management and optical product and service pricing.

 Optical Services and Products

   Optical Laboratory. We own and operate three full-service wholesale optical laboratories that specialize in surfacing, finishing and distributing corrective lenses and eyeglasses. These optical laboratories employ 65 individuals. Our laboratories have in excess of 325 active customers, including affiliated and non-affiliated ophthalmologists, optometrists, opticians and retail optical chains.

   Optical Products Purchasing Organization. The NovaMed Alliance, our optical products purchasing organization, allows affiliated and non-affiliated eye care providers to purchase optical products through us at volume discounts. This purchasing center operates out of a leased 5,000 square foot facility located in Roseville, Illinois, and has 18 full-time employees. We have in excess of 500 customers that utilize our optical products purchasing organization. We also provide monthly reports to our customers that allow them to identify purchasing trends and manage their optical product inventories more efficiently. We intend to expand the scope of services offered to our customers by including ophthalmic and optometric equipment used in our affiliated and non-affiliated providers' offices and optical laboratories.

 Research

   Our affiliated eye-only research center in Kansas City, Missouri, conducts Phase II-IV clinical trials on ophthalmic devices and pharmaceuticals, with an emphasis on laser vision correction-related items. We believe this research center is the largest non-university affiliated ophthalmic research facility of its kind in the U.S. The center has three excimer lasers that are dedicated for use in clinical trials. The center also currently has 30 research sponsor agreements, relating to over 500 subjects participating in clinical trials. Clinical trials are supervised, managed and conducted by five participating ophthalmologists and supported by eight full time research coordinators. The staff at our affiliated research center has a combined 60 years of research experience. To date, more than 100 studies have been completed at the Kansas City research center. Currently, our affiliated eye care providers are involved in research studies in all five of our regional markets. Some of these research activities include treatments performed by our affiliated eye care providers in the exercise of their professional judgment in connection with the practice of medicine.

   We believe the quality of the Kansas City research center's results is demonstrated by the high rate of same-sponsor studies conducted at the center. The center competes for research projects based on its ability to provide appropriate patient candidates as well as accurate, prompt and reliable clinical data to research sponsors. Research relates to both vision correction surgery and pathology studies, with vision correction technology research studies accounting for approximately two-thirds of the trials we conduct. Other studies also involve device or pharmaceutical treatments for glaucoma, cataracts, retinal and other eye diseases and disorders.

   Our research capability is an essential component of our integrated eye care services model. Revenue is derived from research center operations in the form of clinical trial fees paid by the sponsors. We believe the center's reputation for conducting quality research enhances our ability to recruit, establish and maintain affiliations with leading eye care providers due to the prestige of associating with a highly-regarded research program. We also believe our access to new technology allows us to be an early adapter to shifts in science and technology relative to our competitors.

Competition

   The market for laser vision correction and other refractive surgery is subject to intense competition. We compete with other entities, including refractive laser center companies, hospitals, individual ophthalmologists, other surgery and laser centers and manufacturers of excimer laser equipment, in offering such services and access to related equipment. In addition, the laser vision correction and other refractive surgery procedures provided at our eye surgery and laser centers compete with more traditional non-surgical treatments for refractive conditions including eyeglasses and contact lenses.

   Eye care professionals interested in deploying excimer laser technology have formed commercial enterprises in order to support the capital requirements for acquiring the lasers and other necessary equipment. The industry today remains highly fragmented, with most procedures performed by independent physician groups. There are several laser vision correction companies developing national operations. In addition, there are several eye care companies that feature access to laser vision correction and other refractive surgery services as an increasingly important component of their ophthalmic practice development activities.

   Our eye surgery and laser centers and affiliated eye care clinics compete on the bases of quality of patient care, reputation and price. We compete in fragmented geographic markets and do not face any single dominant U.S. national competitor. Our principal corporate competitors in the market for laser vision correction and other refractive surgery include TLC The Laser Center, Inc., Laser Vision Centers, Inc., ClearVision Laser Centers, Ltd., LCA-Vision Inc. and ARIS Vision, Inc. In the market for providing business and other corporate services to eye care clinics, we primarily compete with Omega Health Systems, Inc. and Vision Twenty-One, Inc. The bases for competition in this market are service, pricing, strength of delivery network, strength of operational systems, the degree of cost efficiencies and surgeries, marketing strength, information technology systems, managed care expertise, patient access and quality assessment programs. Although there are competitors in some of our markets who charge less than us for the services we provide, we believe that our integrated eye care model and alliances with recognized industry leaders afford us a competitive advantage. Furthermore, we believe that industry experience to date suggests that price generally has not been the driving factor in the patient decision process.

   Suppliers of conventional vision correction (e.g., eyeglasses and contact lenses), such as optometric chains, may also compete with us either by marketing alternatives to laser vision correction or other refractive surgery procedures or by purchasing excimer lasers and offering refractive surgery to their customers.

   We compete in the optical laboratory market on the bases of quality of service, breadth of services, reputation and price. Our optical laboratory is a national, full-service laboratory with three facilities facing a variety of national, regional and local competitors. In the market for providing optical group purchasing services we primarily compete with C&E Vision Group, the Block Vision division of Vision Twenty-One, Inc., Vision West and Buyer's Edge. Competition in this market is based upon service, price and strength of the purchasing organization, including the ability to negotiate discounts. Although there are competitors in some of our markets that charge less than us for optical laboratory and optical products purchasing services, we believe that our expertise in providing custom surfacing and finishing in our laboratory and the purchasing services from our optical products purchasing organization afford us a competitive advantage in each of these markets.

Employees

   As of May 13, 1999, we had approximately 893 employees. Our affiliated providers employ 45 ophthalmologists and 31 optometrists. We believe that our relations with our employees are good. We are not a party to any collective bargaining agreements.

Properties

   We lease space for our corporate headquarters in Chicago; for our surgery and laser centers, eye care clinics and regional offices; and for our optical services manufacturing and warehouse operations. In some cases, these facilities are leased from affiliated providers. See "Certain Transactions" and notes 9 and 14 to our consolidated financial statements included in this prospectus.

Legal Proceedings

   There are no material lawsuits or administrative actions pending, or to our knowledge, threatened, which may have a material adverse effect upon our business, financial condition or results of operations.

                             GOVERNMENT REGULATION
   As a participant in the health care industry, our operations and the operations of our affiliated opthalmologists and optometrists are subject to extensive and increasing regulation by governmental entities at the Federal, state and local levels. Many of these laws and regulations are subject to varying interpretations, and we believe courts and regulatory authorities generally have provided little clarification. Moreover, state and local laws and interpretations vary from jurisdiction to jurisdiction. As a result, we may not always be able to accurately predict interpretations of applicable law, and some of our activities, or the activities of our affiliated providers, could be challenged.

   We believe that our business operations and arrangements with our affiliated providers comply in all material respects with Federal, state and local laws. Additionally, it is our understanding that our affiliated ophthalmologists and optometrists comply in all material respects with Federal, state and local law, although we cannot assure you of such compliance. However, we cannot assure you that Federal or state regulatory authorities would not challenge any of these relationships or arrangements. If any of our activities are challenged, we may have to divert substantial time, attention and resources from running our business to defend against these challenges regardless of their merit. If we do not successfully defend these challenges, we and our affiliated providers may face a variety of adverse consequences such as service agreements being terminated or rendered unenforceable, third party payor agreements being terminated, affiliated providers losing their eligibility to participate in Medicare, Medicaid or other federal health care programs, or losing other contracting privileges and, in some instances, civil or criminal fines. Under certain circumstances, we may be able to redesign or reformulate our relationships or arrangements to address these challenges. Any of these consequences could have a material adverse effect on our business, financial condition and results of operations.

   The regulatory environment in which we and our affiliated providers operate may change significantly in the future. Numerous legislative proposals have been introduced in the U.S. Congress and in various state legislatures over the past several years that could cause major reforms of the U.S. health care system. In response to new or revised laws, regulations or interpretations, we could be required to revise the structure of our legal arrangements or the structure of our fees, incur substantial legal fees, fines or other costs, or curtail our business activities, reducing the potential profit to us of some of our legal arrangements, any of which may have a material adverse effect on our business, financial condition and results of operations.

   The following is a summary of some of the health care regulatory issues affecting us, our affiliated eye care providers and our respective operations.

Federal Law

   Anti-Kickback Statute. The U.S. Federal anti-kickback statute prohibits the knowing and willful solicitation, receipt, offer or payment of any direct or indirect remuneration in return for the referral of patients or the ordering or purchasing of items or services payable under Medicare, Medicaid or other federal health care programs. Violations of this statute may result in criminal penalties, such as imprisonment or criminal fines of up to $25,000 per violation, civil penalties of up to $50,000 per violation, and exclusion from federal programs including Medicare or Medicaid.

   The Federal anti-kickback statute contains a number of exceptions. In order to address the problems created by the broad language of the statute, Congress directed the Department of Health and Human Services to develop regulations, known as safe harbors, to the Federal anti-kickback statute. However, relationships for which there is no safe harbor protection and relationships that do not meet the prescribed safe harbor standards do not necessarily violate the statute.

   We believe our operations comply in all material respects with the Federal anti-kickback statute. However, certain aspects of our business, the business of our affiliated providers, and our relationships with our affiliated providers either do not meet the prescribed safe harbor standards, or relate to practices for which no safe harbor standards have been proposed. These include:

 . interests in us held by affiliated eye care providers through stock ownership and promissory notes made by us

 . marketing and managed care services provided to our affiliated professional entities, where our services revenue is based, in part, on the revenue or profit that is generated from these entities

 . if we are deemed a provider of health care services (for example, through our ambulatory surgical centers), referrals of patients to us from our affiliated eye care providers that own shares in us

 .  our role as an optical products purchasing organization

 . compensation relationships between our affiliated ophthalmologists and optometrists and their affiliated professional entities

 . referrals between one of our affiliated professional entities and an entity with which that professional entity has a financial relationship, such as for the rental of office equipment or space

 .  referrals among our affiliated professional entities

 . co-management relationships of our affiliated providers, which could be interpreted as an agreement between ophthalmologists and optometrists to refer patients to one another

   The federal agency responsible for interpreting and enforcing this statute has stated that if ophthalmologists and optometrists engage in agreements to refer, they may be violating the anti-kickback statute. Vision correction surgery is not reimbursable by Medicare, Medicaid or other federal programs, and thus the Federal anti-kickback laws do not generally apply to our activities, and the activities of our affiliated providers, in the areas of vision correction surgery. However, this agency also has taken the position that this statute applies to non-Medicare or Medicaid covered services, if the arrangement has an impact on referral patterns for services covered by Medicare or Medicaid. Further, we and our affiliated providers are subject to state anti-kickback laws that are similar in nature.

   No safe harbor currently exists to protect co-management relationships between providers. We believe, however, that these arrangements comply in all material respects with the Federal anti-kickback laws because our affiliated eye care providers are paid solely for the services they perform and such payments reflect the fair market value of the services each eye care provider offers each patient. In addition, approximately six years ago, a safe harbor was proposed for "referral agreements for specialty services." While we believe that the co-management relationships of our affiliated eye care providers would satisfy the requirements of this proposed safe harbor, we cannot predict when, if ever, the final regulations will be published, whether they will differ from the proposal or whether they will apply to the co-management relationships of our affiliated ophthalmologists and optometrists.

   Self-Referral Law. Subject to certain limited exceptions, the Federal self-referral law, known as the "Stark Law," prohibits physicians and optometrists from referring their Medicare or Medicaid patients for the provision of "designated health services" to any entity with which they or their immediate family members have a financial relationship. "Financial relationships" include both compensation and ownership relationships. "Designated health services" include clinical laboratory services, radiology and ultrasound services, durable medical equipment and supplies, and prosthetics, orthotics and prosthetic devices, as well as seven other categories of services. We do not provide "designated health services." Our affiliated providers, however, do provide certain limited categories of designated health services, specifically, ultrasound services, such as A-scans and B-scans, and prosthetic devices, such as eyeglasses and contact lenses furnished to patients following cataract surgery.

   Violating the Stark Law may result in denial of payment for the designated health services performed, civil fines of up to $15,000 for each service provided pursuant to a prohibited referral, a fine of up to $100,000 for participation in a circumvention scheme, and exclusion from the Medicare, Medicaid and other Federal health care programs. The Stark Law is a strict liability statute. Any referral made where a financial relationship exists that fails to meet an exception constitutes a violation of the law.

   To the extent that our affiliated professional entities provide designated health services to Medicare and Medicaid beneficiaries, or make or receive Medicare or Medicaid referrals for such services, the Stark Law could be implicated. We believe, however, that our operations are not subject to the Stark Law. Moreover, it is our understanding that our affiliated providers have structured their operations and compensation arrangements to comply with the Stark Law, although we cannot assure you of such compliance. Specifically, with respect to referrals from our affiliated eye care providers to us, such as to our eye surgery and laser centers, we believe that the Stark Law is not implicated. The Stark Law's list of designated health services does not include services rendered by ambulatory surgery centers, such as our eye surgery and laser centers. We also believe that the ownership and operation of our affiliated optical dispensaries have been structured to comply with the Stark Law. Our affiliated professional entities own optical dispensaries, and we provide services to the dispensaries pursuant to long-term service agreements.

   In January 1998, the government promulgated proposed rules interpreting provisions of the Stark Law. Because the proposed rules leave many ambiguities, it is likely that the final regulations will differ somewhat from the proposal. We believe that our affiliated professional entities have structured their arrangements in accordance with the proposed regulations. We do not intend to expand our business to include the provision of designated health services, and we believe that our affiliated professional entities do not intend to provide designated health services unless an exception to the Stark Law applies. Nevertheless, we cannot predict whether our affiliated professional entities will be affected once final regulations pursuant to the Stark Law are published.

   Civil False Claims Act. The Federal Civil False Claims Act prohibits knowingly presenting or causing to be presented any false or fraudulent claim for payment by the government, or using any false or fraudulent record in order to have a false or fraudulent claim paid. Violations of the law may result in repayment of three times the damages suffered by the government and penalties from $5,000 to $10,000 per false claim. Collateral consequences of a violation of the False Claims Act include administrative penalties and possible exclusion from participation in Medicare, Medicaid and other federal health care programs.

State Law

   Anti-Kickback Laws. In addition to the Federal anti-kickback law, a number of states have enacted laws which prohibit the payment for referrals and other types of anti-kickback arrangements. Such state laws typically apply to all patients regardless of their source of payment. We believe that our operations comply in all material respects with the anti-kickback laws of the states in which we operate.

   Self-Referral Laws. In addition to the Federal Stark Law, a number of states have enacted laws which require disclosure of or prohibit referrals by health care providers to entities in which the providers have an investment interest or compensation relationship. In some states, these restrictions apply regardless of the patient's source of payment. We believe that our operations comply in all material respects with the self-referral laws of the states in which we operate.

   Corporate Practice of Medicine Laws. A number of states have enacted laws which prohibit the corporate practice of medicine. These laws are designed to prevent interference in the medical decision-making process from anyone who is not a licensed physician. Many states have similar restrictions in connection with the practice of optometry. Application of the corporate practice of medicine prohibition varies from state-to-state. While some states may allow a corporation to exercise significant management responsibilities over the day-to-day operation of an ophthalmology or optometric practice, other states may restrict or prohibit certain activities. We believe that we have structured our relationships with ophthalmologists and optometrists in connection with the operation of our eye surgery and laser centers and affiliated eye care clinics so that they comply, in all material respects, with applicable corporate practice of medicine restrictions.

   Fee-Splitting Laws. The laws of some states prohibit providers from dividing with anyone, other than providers who are part of the same group practice, any fee, commission, rebate or other form of compensation for any services not actually and personally rendered. Penalties for violating these fee-splitting statutes or regulations may include revocation, suspension or probation of a provider's license, or other disciplinary action. Alleged violations of the fee-splitting laws also have been used successfully to declare a contract to be void as against public policy.

   Several states, either through court or agency opinions, have interpreted their fee-split laws in a restrictive manner. We are aware of on-going litigation concerning the proper interpretation of some states' fee-split laws and their applicability to service arrangements with professional entities. These cases have focused on arrangements that include the provision of marketing services and calculation of management fees based in part upon a percentage of net revenue of the professional entity. Accordingly, our formula for determining our service fee could be construed by a particular state or judicial authority as being in violation of an applicable fee-splitting law.

   Although we believe that our operations are conducted and structured in a manner that complies in all material respects with applicable state health care laws, rules and regulations, state regulatory agencies could take contrary positions. In addition, if we expand into a state with different or more restrictive laws, we may need to amend or restrict certain operations in order to ensure compliance with applicable state laws, rules and regulations.

   Facility Licensure and Certificate of Need. We may be required to obtain licenses from the state departments of health in states where we open or acquire eye surgery and laser centers. We believe that we have obtained the necessary licenses in states where licenses are required. However, we believe courts and state regulatory authorities generally have provided little clarification as to some of the regulations governing licensure requirements. It is possible that a state regulatory authority could challenge our position. With respect to future expansion, we cannot assure you that we will be able to obtain the required licenses. However, we have no reason to believe that, in states requiring facility licenses, we will be not able to obtain such a license without unreasonable expense or delay.

   Some states require a Certificate of Need, or CON, prior to the construction or modification of an ambulatory surgery center, such as our eye surgery and laser centers, or the purchase of certain medical equipment in excess of an amount set by the state. We believe that we have obtained the necessary CONs in states where a CON is required. However, we believe courts and state regulatory authorities generally have provided little clarification as to some of the regulations governing the need for CONs. It is possible that a state regulatory authority could challenge our determination. With respect to future expansion, we cannot assure you that we will be able to acquire a CON in all states where a CON is required.

   Insurance Provisions. Many states also regulate the establishment of various healthcare provider networks. These laws do not typically affect providers of business and administrative services to professional entities. We are aware, however, of some state insurance regulations requiring organizations involved in certain types of contracting arrangements to register with the Department of Insurance and purchase surety bonds. It also is possible that a state could require our licensure as a provider network or organization, health maintenance organization or insurer. We believe that we are not required to be licensed under the insurance provisions of any states in which we currently operate. However, we believe courts and state regulatory authorities generally have provided little clarification as to some of the regulations governing the need for licensure. It is possible that a state regulatory authority could challenge our determination. We cannot assure you that we will be able to acquire an insurance license in all states where licensure is required. However, we have no reason to believe that in those states that require an insurance or other license, we will not be able to obtain one.

Excimer Laser Regulation

   Medical devices, such as the excimer lasers used in our eye surgery and laser centers, are subject to regulation by the U.S. Food and Drug Administration, referred to as the FDA. Medical devices may not be marketed for commercial sale in the U.S. until the FDA grants pre-market approval for the device.

   The use of an excimer laser to treat both eyes on the same day, or bilateral treatment, has not been approved by the FDA. The FDA has stated that it considers the use of the excimer laser for bilateral treatment to be a practice of medicine decision, which the FDA is not authorized to regulate. Ophthalmologists, including our affiliated ophthalmologists, widely perform bilateral treatment in an exercise of professional judgment in connection with the practice of medicine.

   Failure to comply with applicable FDA requirements could subject us, our affiliated providers or laser manufacturers to enforcement action, product seizures, recalls, withdrawal of approvals and civil and criminal penalties. Further, failure to comply with regulatory requirements, or any adverse regulatory action, including a reversal of the FDA's current position that the "off-label" use of excimer lasers by physicians outside the FDA approved guidelines is a practice of medicine decision, which the FDA is not authorized to regulate, could result in a limitation on or prohibition of our use of excimer lasers.

Regulation of Laser Vision Correction Marketing

   The marketing and promotion of laser vision correction and other vision correction surgery procedures in the U.S. are subject to regulation by the FDA and the Federal Trade Commission, referred to as the FTC. The FDA and FTC have released a joint communique on the requirements for marketing these procedures in compliance with the laws administered by both agencies. The FTC staff also issued more detailed staff guidance on the marketing and promotion of these procedures and has been monitoring marketing activities in this area through a non-public inquiry to identify areas that may require further FTC attention. Although the FDA does not regulate surgeons' use of excimer lasers, the FDA actively enforces regulations prohibiting the marketing of products for non-indicated uses and conducts periodic inspections of manufacturers to determine compliance with good manufacturing practice regulations.

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

                                   MANAGEMENT

Executive Officers and Directors

   The following table contains information with respect to our directors, executive officers and key employees:

Name         Age                                 Position
Stephen J.
 Winjum      36  President, Chief Executive Officer and Chairman of the Board of Directors

Ronald G.
 Eidell      55  Executive Vice President and Chief Financial Officer

E. Michele
 Vickery     44  Executive Vice President Operations

J. Gary
 Jordan      52  Senior Vice President Sales

Robert A.
 Wallach     41  Senior Vice President Marketing

John D.
 Hunkeler,
 M.D.        57  Director

R. Judd
 Jessup      50  Director

Scott H.
 Kirk,
 M.D.        46  Medical Director and Director

Steven V.
 Napolitano  39  Director

James B.
 Tananbaum   36  Director

Peter C.
 Wendell     49  Director

Douglas P.
 Williams,
 M.D.        41  Director

   Stephen J. Winjum, our founder, has been our President and Chief Executive Officer and a member of our board of directors since NovaMed's formation in March 1995. In May 1998, the Board established the position of Chairman, and Mr. Winjum has served in that capacity ever since. From 1991 through 1994, Mr. Winjum was general counsel to Midwest Uncuts, Inc., a national, full-service, wholesale optical laboratory. Prior to being general counsel for Midwest Uncuts, Mr. Winjum co-founded Midwest Uncuts Chicago, an optical company affiliated with Midwest Uncuts, and was its President and Chief Executive Officer for approximately 18 months. Mr. Winjum earned his J.D., cum laude, from the University of Notre Dame Law School in 1988, and his B.S.B.A., cum laude, in Accounting from Creighton University in 1985.

   Ronald G. Eidell has been our Executive Vice President and Chief Financial Officer since July 1998. From January 1996 to May 1998, Mr. Eidell was Senior Vice President and Chief Financial Officer of Metromail Corporation, a provider of information and technology products and services to direct marketing firms. From 1988 to 1995, Mr. Eidell worked at R.R. Donnelley & Sons Co., an international commercial printing company, where he was that company's Senior Vice President, Finance and Treasurer from 1991 to 1995, and a Vice President from 1988 through 1990. Mr. Eidell earned his M.B.A. from the University of Chicago in 1982 and his B.S. in Business Administration from Drexel University in 1967.

   E. Michele Vickery has been our Executive Vice President Operations since March 1997. From 1990 to 1996, Ms. Vickery was employed by Surgical Care Affiliates (SCA), a company specializing in the management of outpatient surgery centers, as a Regional Vice President from 1990 until 1992, and as one of two Senior Vice Presidents of Operations from 1992 to 1996. Upon the acquisition of SCA by HealthSouth in 1996, Ms. Vickery continued as a Senior Vice President of the Surgery Division of HealthSouth until joining us. Ms. Vickery received her B.S.N. from Case Western Reserve University in 1978, and her B.A. from Wittenberg University in 1976.

   J. Gary Jordan joined us in April 1999 as our Senior Vice President Sales, responsible for our sales organization and oversight of certain of our development activities. Prior to joining us, Mr. Jordan was President of the Cardiology Division of the Cordis Corporation, a subsidiary of Johnson & Johnson, from January 1997 to August 1998. In that capacity, he managed U.S. sales and marketing, worldwide finance, information technology, quality assurance and human resources. From July 1996 to December 1996, he was Cordis Corporation's Vice President Sales and Marketing. From 1990 to 1996, Mr. Jordan was Vice President of worldwide sales and marketing for St. Jude Medical where he directed marketing and sales for St. Jude's heart valve division. Mr. Jordan earned his B.A. from the University of Georgia in 1970.

   Robert A. Wallach joined us in April 1999 as our Senior Vice President Marketing, responsible for the overall strategy and field execution of our marketing programs. Prior to joining us, Mr. Wallach was vice president of global marketing for Clean Shower, L.P., a consumer products company. From 1997 to 1998, Mr. Wallach was a vice president of marketing for Nabisco. From 1992 through 1997, Mr. Wallach was vice president of marketing for the Dannon Company. Mr. Wallach has served on a number of industry association boards and has recently been elected to the Board of Directors of the American Marketing Association. Mr. Wallach earned his M.B.A. in marketing from Columbia University in 1984, and his B.A., magna cum laude, from the State University of New York at Albany in 1979.

   John D. Hunkeler, M.D. has been a member of our Board of Directors since January 1997. Dr. Hunkeler is the founder and Medical Director of the Hunkeler Eye Centers (an affiliated provider) and has been practicing ophthalmology in the Kansas City area since 1973. In October 1996, he was honored by the Ophthalmology Times as one of the top 100 ophthalmologists in the nation. Dr. Hunkeler serves as the Chairman of the University of Kansas Medical Center's department of ophthalmology and on the boards of the American Board of Eye Surgery, the Outpatient Ophthalmic Surgical Society and the Society for Geriatric Ophthalmology. He is a member of the American Board of Ophthalmology and is a past president of the American Society for Cataract & Refractive Surgery. Dr. Hunkeler earned his M.D. from the University of Kansas in 1967, served his internship at the Los Angeles County Hospital in Los Angeles, California and completed his residency at the University of Kansas in 1973.

   R. Judd Jessup has been a member of our Board of Directors since September 1998. Mr. Jessup is currently a private investor. From 1994 to 1996 he served as President of the HMO Division of FHP International Corporation, a diversified health care services company. From 1987 to 1994, Mr. Jessup served as President of Take Care, Inc., a multi-state HMO which was acquired by FHP International Corporation in 1994. Mr. Jessup earned his M.B.A. from the University of Denver in 1971, and his B.A. from Knox College in 1969.

   Scott H. Kirk, M.D. has been our Medical Director and a member of our Board of Directors since August 1995. Dr. Kirk has practiced ophthalmology in the Chicago area since 1982, and has been the Medical Director at Kirk Eye Center (an affiliated provider) in River Forest, Illinois since 1987. Dr. Kirk is an assistant clinical professor at the University of Illinois and is on the medical staff at West Suburban Hospital, Oak Park Hospital and Gottleib Memorial Hospital. Dr. Kirk has served as a site surveyor for the AAAHC since 1991 and is a current member of the AAAHC Board of Directors. Dr. Kirk is certified by the American Board of Ophthalmology and is a Fellow of the American Academy of Ophthalmology. Dr. Kirk is also a director of the Outpatient Ophthalmology Surgical Society. Dr. Kirk earned his M.D. from Washington University Medical School in 1978 and completed his residency there in 1982.

   Steven V. Napolitano has been a member of our Board of Directors since January 1997. Mr. Napolitano is a senior partner in the law firm of Katten Muchin & Zavis where he has practiced since 1995. He is a member of the firm's Board of Directors and is also a co-chair of the firm's Private Equity and Emerging Growth Company practice group. Mr. Napolitano practiced law in Chicago with the firm of Dickinson, Wright, Moon, Van Dusen & Freeman from May 1991 through March 1995 and with Kirkland & Ellis from September 1985 through April 1991. He earned his J.D. from the Boston University School of Law, as a G. Joseph Tauro Scholar, in 1985, and his B.A. in Economics from the University of Notre Dame in 1981.

   James B. Tananbaum has been a member of our Board of Directors since January 1997. Mr. Tananbaum has been President and Chief Executive Officer of Advanced Medicine Inc., a private pharmaceutical research company since November 1996. Mr. Tananbaum was a co-founder of GelTex Pharmaceuticals Inc., where he was a director until January 1997. He has also served as a director of Intensiva HealthCare Corporation and was a founding investor in Healtheon, Inc. From 1994 to 1996, he was a partner in Sierra Ventures, a Menlo Park, California venture capital fund. Prior to joining Sierra Ventures, Mr. Tananbaum was with Merck & Company, Inc., an international pharmaceuticals company, where he served in a variety of line operating management positions. Mr. Tananbaum earned his M.B.A. from Harvard Business School in 1991, his M.D. from Harvard Medical School in 1989 and his B.S.E.E. and B.S. degrees from Yale University in 1984.

   Peter C. Wendell has been a member of our Board of Directors since March 1999. Mr. Wendell is the founder and a General Partner of Sierra Ventures, a Menlo Park, California venture capital fund. He teaches at Stanford University's Graduate School of Business, where he holds a faculty appointment. In addition, Mr. Wendell is on the Board of Directors of the Princeton University Investment Company which is responsible for the Princeton endowment. He also serves as a director of Fatbrain.Com, Inc., an online retailer of information resources, a position he has served in since September 1996. Previously, Mr. Wendell has worked in a variety of executive management positions for IBM and has worked for McKinsey & Company management consultants. Mr. Wendell earned his M.B.A., with distinction, from Harvard Business School in 1976, and his B.A., magna cum laude, from Princeton University in 1972.

   Douglas P. Williams, M.D. has been a member of our Board of Directors since August 1995. Dr. Williams has been practicing ophthalmology at the Brodersen-Williams Eye Institute, P.C. (an affiliated provider) in Hammond, Indiana since July 1987. He is certified by the American Board of Ophthalmology and is a member of the American Society of Cataract and Refractive Surgery and the American College of Eye Surgeons. Dr. Williams earned his M.D., A.O.A. from the University of Chicago in 1983. He completed his residency at the University of Illinois Eye and Ear Infirmary of Chicago in 1987.

Board of Directors

   Our Board of Directors consists of eight directors. Following this offering, the Board of Directors will be divided into three classes, with each class serving for a term of three years. At each annual meeting of stockholders, successors to those directors whose terms are expiring will be elected by our stockholders. Directors whose terms will expire in 2000 are: Messrs. Winjum and Wendell; directors whose terms will expire in 2001 are: Drs. Hunkeler and Kirk and Mr. Tananbaum; directors whose terms will expire in 2002 are: Messrs. Jessup and Napolitano and Dr. Williams.

Committees of the Board of Directors

   Our audit committee recommends to our entire Board the independent public accountants to be engaged by us, reviews the plan and scope of our annual audit and reviews our internal controls and financial management policies with our independent public accountants. The members of our audit committee are Messrs. Jessup and Tananbaum.

   Our compensation committee establishes guidelines and standards relating to the determination of executive compensation, reviews executive compensation policies and recommends to our entire Board compensation for our executive officers. Our compensation committee also administers our stock option and incentive award plans and determines the number of shares covered by, and terms of, options to be granted to executive officers and key employees pursuant to these plans. The members of our compensation committee are Messrs. Jessup and Tananbaum.

Director Compensation

   Except for grants of options to purchase our common stock granted upon the initial election of certain directors to our Board, our directors do not receive compensation for serving as directors.

Compensation Committee Interlocks and Insider Participation

   Our compensation committee currently consists of Messrs. Jessup and Tananbaum. Neither member of the compensation committee has been an officer or employee of us at any time. None of our executive officers serves as a member of the board of directors or compensation committee of any other company that has one or more executive officers serving as a member of our board of directors or compensation committee. Prior to the formation of the compensation committee in May 1999, the board of directors as a whole made decisions relating to compensation of our executive officers. Mr. Winjum participated in all such discussions and decisions, except those regarding his own compensation.

                             Option Grants in 1998

Executive Compensation

   The following table contains information with respect to all compensation paid by us to our chief executive officer and our four other most highly compensated executive officers in 1998.

                                    Annual Compensation      Long-Term Compensation Awards
                               ----------------------------- ------------------------------
                                                             Restricted  Securities
                                                Other Annual   Stock     Underlying   LTIP   All Other
                          Year  Salary  Bonus   Compensation  Award(s)  Options/SARs Payout Compensation

Stephen J. Winjum.......  1998 $200,000 $75,000   $31,203       --         50,000     --        --
 Chairman of the Board,
 President and Chief
 Executive Officer

E. Michele Vickery......  1998 $175,000 $40,000   $10,097       --         24,000     --        --
 Executive Vice
 President Operations

Daniel O. Wagster.......  1998 $150,000 $25,000   $ 5,770       --            --      --        --
 Senior Vice President
 Operations

T. Trent Roark..........  1998 $135,000 $25,000   $11,745       --            --      --        --
 Vice President Clinical
 Operations

Thomas J. Chirillo......  1998 $120,000 $25,000   $10,528       --          8,000     --        --
 Vice President Sales

   The following table contains information concerning our grant of stock options to our chief executive officer and our four other most highly compensated executive officers during 1998. Potential realizable value is presented net of the option exercise price, but before any Federal or state income taxes associated with exercise, and is calculated assuming that the fair market value on the date of the grant appreciates at the indicated annual rates, compounded annually, for the term of the option. The 5% and 10% assumed rates of appreciation are mandated by the rules of the SEC and do not represent our estimate or projection of future increases in the price of our common stock. Actual gains will be dependent on the future performance of our common stock and the option holder's continued employment throughout the vesting period. The amounts reflected in the following table may not be achieved.

                                                                             Potential
                                                                         Realizable Value
                                                                         at Assumed Annual
                                                                          Rates of Stock
                         Number of   Percent of                                Price
                           Shares   Total Options                        Appreciation for
                         Underlying  Granted to    Per Share                Option Term
                          Options   Employees in  Exercise or Expiration -----------------
          Name            Granted    Fiscal Year  Base Price     Date       5%      10%
Stephen J. Winjum.......   50,000        6.1%        $3.50    2/01/2008  $110,100 $278,900
E. Michele Vickery......   24,000        2.9%        $3.50    2/01/2008  $ 52,800 $133,900
Daniel O. Wagster.......      --         --            --           --        --       --
T. Trent Roark..........      --         --            --           --        --       --
Thomas J. Chirillo......    8,000        1.0%        $3.50    2/01/2008  $ 17,600 $ 44,600

                               1998 Option Values

   The following table contains information regarding unexercised options held by our chief executive officer and four other most highly compensated executive officers at December 31, 1998. None of these individuals exercised any options during 1998. The value of "in-the-money" options represents the difference between the exercise price of an option and the fair market value of our common stock as of December 31, 1998, which, solely for purposes of this calculation, we estimate to have been $4.38 per share.

                                 Number of Shares
                              Underlying Unexercised     Value of Unexercised
                              Options at December 31,   In-The-Money Options at
                                       1998                December 31, 1998
                             ------------------------- -------------------------
                             Exercisable/Unexercisable Exercisable/Unexercisable
Stephen J. Winjum...........      585,834/404,166         $1,598,909/$946,291
E. Michele Vickery..........       92,500/131,500           $195,150/$261,970
Daniel O. Wagster...........      147,083/22,917            $454,333/$65,168
T. Trent Roark..............      123,125/11,875            $378,350/$10,450
Thomas J. Chirillo..........       81,563/31,437            $237,957/$69,383

Employment Agreements

   We have entered into employment agreements with Messrs. Winjum, Wagster, Roark, Chirillo and Ms. Vickery that provide for current annual base salaries of $250,000, $150,000, $150,000, $145,000, and $200,000, respectively. These executives are eligible to receive an annual incentive compensation award based upon our executive compensation plan approved by our Board, and the right to participate in our stock option plan and employee benefit programs (including hospitalization, disability, life and health insurance). These agreements have initial terms that automatically renew on a year-to-year basis, unless either of us chooses to terminate the agreement. These agreements impose on each employee non-competition restrictions that survive termination of employment for one year and post-termination confidentiality obligations.

   Under these agreements, employment terminates automatically upon death, and may be terminated by us for cause or upon executive's disability. If terminated for death, disability or cause, the executive is not entitled to receive any salary or other severance after the date of termination. In the event we terminate an executive without cause, the executive receives severance compensation in a fixed amount equal to the executive's then-current base salary and pro rata bonus for a period ranging from six to 18 months.

Limitation of Liability and Indemnification Matters

   Our Restated Certificate of Incorporation contains provisions that eliminate the personal liability of our directors to us or our stockholders for monetary damages for breach of their fiduciary duty as a director to the fullest extent permitted by the Delaware General Corporation Law, except for liability for:

  . any breach of their duty of loyalty to us or our stockholders

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law

  . unlawful payments of dividends or unlawful stock repurchases or redemptions

  . any transaction from which the director derived an improper personal benefit

   Our Restated Certificate of Incorporation also contains provisions that require us to indemnify our directors and that permit us to indemnify our officers and employees to the fullest extent permitted by Delaware law, including circumstances where indemnification would be discretionary. We are not obligated to indemnify any such person:

  . with respect to proceedings, claims or actions initiated or brought voluntarily by any such person and not by way of defense

  . for any amounts paid in settlement of an action indemnified against by us without our prior written consent

   We have obtained directors' and officers' liability insurance and have entered into indemnity agreements with each of our directors providing for this indemnification. We believe that these measures are essential to attracting and retaining qualified persons as directors and officers.

1996 Stock Incentive Plan

   In December 1996, we adopted and our stockholders approved, the establishment of our 1996 Stock Incentive Plan which is designed to promote our overall financial objectives by motivating Board members, officers, employees and other persons who are instrumental to our long-term growth.

   The 1996 plan is administered by the Compensation Committee of our Board and is a flexible program that provides the Committee with broad discretion to fashion the terms of grants of options as the Committee deems appropriate. The plan currently permits the issuance of both nonstatutory stock options and incentive stock options for the purchase of up to 6,251,800 shares of common stock. To date, we have not issued any incentive stock options.

   The persons eligible to be selected by the Committee as participants in the plan are those directors, officers, employees, independent contractors or consultants who are in a position to make contributions to our growth, management, protection and success. Subject to the terms of the specific option agreement, each option to purchase common stock issued under our 1996 plan will become exercisable in stages beginning six months after its grant date (when 1/8th of the participant's options will become exercisable); an additional 1/48th of each such option will become exercisable as of the last day of each month thereafter (so that each option will be exercisable in full 48 months after its grant date).

   We have also issued options to purchase common stock under the 1996 plan to certain affiliated providers. These options were purchased at their fair market value based upon the Black-Scholes option-pricing model.

Retirement Plan

   We have adopted a retirement savings plan covering most of our employees provided they are 21 and have been working for us for the requisite length of time. This retirement plan is intended to qualify under Section 401(k) of the Internal Revenue Code.

   Under terms of this plan, participants may elect to defer up to 15% of their annual compensation, subject to limitations under the Internal Revenue Code, that we contribute to the plan on their behalf. In addition, we match 50% of a participant's contributions on the first 3% of salary contributed by a participant to the plan.

   These contributions are fully vested, except that our matching contributions vest over time, fully vesting after five years of service. Benefits under this plan are usually distributed through either a lump sum or installments following the retirement, death, disability or other termination of employment. Benefits are sometimes distributed prior to termination of employment in limited circumstances such as hardship and attainment of age 59 1/2.

1999 Stock Purchase Plan

   In May 1999, we intend to adopted an employee stock purchase plan under which a total of 400,000 shares of our common stock will be reserved for purchase by our employees. Our compensation committee will administer the stock purchase plan. Employees are eligible to participate in the stock purchase plan if they are employed by us and otherwise satisfy the terms of the plan. The stock purchase plan will permit our eligible employees to purchase our common stock through payroll deductions.

   The stock purchase plan will operate on a calendar year basis. The stock purchase plan will be implemented in a series of consecutive offering periods, each approximately three months long, with the offering period expected to commence on the first trading day after September 30, 1999. The purchase price per share at which shares are sold in an offering under the stock purchase plan is 85% of the lesser of the fair market value of our stock on the first day of the offering period, or the last day of the offering period. Employees may end or modify their participation in the stock purchase plan at any

                              CERTAIN TRANSACTIONS
time during an offering period. Participation ends automatically upon termination of employment. Payroll deductions may not exceed $10,000 for any employee in any offering period.

   No person will be able to purchase our common stock under the stock purchase plan if such person or his or her family members, immediately after the purchase, would own stock possessing 5% or more of the total combined voting power or value of all outstanding shares of all classes of our stock.

Acquisition of Midwest Uncuts, Inc.

   Effective January 1, 1999, we acquired all of the issued and outstanding shares of Midwest Uncuts, Inc. in exchange for cash and stock. The stockholders were Mr. and Mrs. John P. Winjum, the parents of our Chairman of the Board, President and Chief Executive Officer. The terms and conditions of this transaction were approved by a special committee appointed by our Board,consisting of two independent, disinterested members of the Board. Prior to this acquisition, we had retained Midwest Uncuts to finish and surface lenses on a purchase order basis on market terms. Midwest
Uncuts is now our wholly-owned subsidiary. We entered into a lease agreement with John P. Winjum relating to the real estate underlying the Indianola, Iowa location of Midwest Uncuts. The lease is effective as of January 1, 1999 and is for 9,500 square feet of space. The lease has a five year term and requires us to pay $48,000 per year in base rent over the term of the lease.

Repurchase of Series A Convertible Preferred Stock

   On June 24, 1998, we made an offer to the holders of our Series A convertible preferred stock to purchase up to 1,200,000 shares of this stock at a purchase price of $4.38 per share. This offer was designed to provide these stockholders with liquidity. Pursuant to this offer, we purchased 1,188,414 shares of our Series A convertible preferred stock from some of the holders at a purchase price of $4.38 per share. Douglas Williams Family Partnership, one of our 5% stockholders and an affiliate of one of our directors, was among the holders of Series A convertible preferred stock who participated in this offer.

Acquisition of TRI-OC Management, Inc.

   Effective May 1, 1996, we acquired substantially all of the assets of TRI-OC Management, Inc., a company specializing in the provision of optical dispensary management services in exchange for 96,000 shares of our common stock. TRI-OC is owned by three stockholders, each of whom was associated in some manner with us prior to completion of this acquisition. TRI-OC's stockholders include John
P. Winjum, the father of our Chairman of the Board, President and Chief Executive Officer, and Robert C. Goettling, an existing stockholder and our Vice President Corporate Development. The disinterested members of the Board unanimously approved this acquisition.

Physician Loans

   We have also made the following loans which have been repaid:

   We loaned $300,000 to Douglas P. Williams, M.D., a physician employed by, and a stockholder of, Brodersen-Williams Eye Institute, P.C., an affiliated professional entity located in Hammond, Indiana. Dr. Williams is also a member of our Board. Dr. Williams signed a Secured Promissory Note payable upon our demand and bearing an interest rate of 9% per annum.

   We loaned $150,000 to Ann K. Williams, M.D., a physician employed by, and a stockholder of, Brodersen-Williams Eye Institute, P.C. Dr. Williams signed a Secured Promissory Note payable upon our demand and bearing an interest rate of 9% per annum.

Leases from Our Affiliated Physicians

   Effective January 1, 1996, we entered into a lease agreement with Eldi E. Deschamps, M.D. and his wife to lease approximately 10,000 square feet of surgery and laser center and eye care clinic space located in Merrillville, Indiana. The lease has a five year term and requires us to pay between $118,000 to $133,000 per year in base rent over the term of the lease. Dr. Deschamps is the beneficial owner of more than 5% of our common stock.

   Effective January 1, 1996, we entered into a lease agreement with First Colonial Trust Company, as trustee on behalf of Scott H. Kirk, M.D. to lease 10,098 square feet of surgery and laser center and eye care clinic space located in River Forest, Illinois. The lease has a five year term and requires us to pay between $165,000 to $186,000 per year in base rent over the term of the lease. Dr. Kirk is one of our directors.

   Effective January 1, 1996, we entered into a lease agreement with Mercantile National Bank of Indiana, as trustee on behalf of Douglas P. Williams, M.D. to lease 11,500 square feet of surgery and laser center and eye care clinic space in Hammond, Indiana. The lease has a five year term and requires us to pay between $173,000 to $194,000 per year in base rent over the term of the lease. Dr. Williams is one of our directors.

                              SELLING STOCKHOLDERS

   Some of the shares being sold are presently owned by existing stockholders. These shares were acquired through conversions of our preferred stock upon completion of this offering or through private placements pursuant to Section 4(2) of the Securities Act.

   The following table contains information regarding beneficial ownership of our common stock as of the date of this prospectus and as adjusted to reflect the sale of our common stock in this offering for each stockholder indicated. The selling stockholders have furnished this information to us, and this information is, to the best of our knowledge, accurate.

          Beneficial Ownership                  Beneficial Ownership
            of Common Stock                        of Common Stock
         Prior to this Offering                  After this Offering
         ----------------------           ---------------------------------

Name                             Number
and                             of Shares
Address  Number of  Percent of    Being   Number of
(1)       Shares   Voting Power  Offered   Shares   Percent of Voting Power

                             PRINCIPAL STOCKHOLDERS

   The following table contains information regarding the beneficial ownership of our common stock as of May 15, 1999, and as adjusted to reflect the sale of our common stock in this offering, by:

  . each person or group of affiliated persons known by us to beneficially own more than 5% of the outstanding shares of our common stock

  . each of our directors

  . each of our chief executive officer and the four other most highly compensated executive officers

  . all of our directors and executive officers as a group

   Unless otherwise indicated below the persons in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them. Beneficial ownership is determined in accordance with the rules of the SEC. The number of shares beneficially owned by a person and the percentage ownership of that person include shares of our common stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days from the date of this offering.

                                    Beneficial Ownership   Beneficial Ownership
                                      of Common Stock        of Common Stock
                                   Prior to this Offering  After this Offering
                                   ---------------------- ----------------------
                                   Number of  Percent of  Number of  Percent of
Name and Address (1)                Shares   Voting Power  Shares   Voting Power
Five Percent Stockholders:
  Kirk Family Limited Partnership
   (2)...........................  2,620,000    14.10%
  Sierra Ventures V, L.P. (3)....  2,366,722    12.73%    2,366,722
  Douglas Williams Family Limited
   Partnership (4)...............  1,820,000     8.40%
  Eldi E. Deschamps, M.D. (5)....  1,520,000     8.18%
Directors and Officers:
  Stephen J. Winjum (6)..........  1,528,725     7.93%    1,528,625
  Ronald G. Eidell (7)...........    119,578        *       119,578
  E. Michele Vickery (8).........    160,954        *       160,954
  Daniel O. Wagster (9)..........    201,083     1.07%      201,083
  T. Trent Roark (10)............    129,313        *
  Thomas J. Chirillo (11)........     90,021        *        90,021
  Scott H. Kirk, M.D. (12).......  2,774,247    14.93%
  John D. Hunkeler, M.D. (13)....    854,889     4.58%
  R. Judd Jessup (14)............    107,991        *
  Steven V. Napolitano (15)......    128,417        *       128,417
  James B. Tananbaum (16)........     60,417        *
  Douglas P. Williams, M.D. (17).  1,888,000    10.16%
  Peter C. Wendell (18)..........  2,366,722    12.73%    2,366,722
All Executive Officers and
 Directors as a Group (12 people)
 (19)............................  9,989,940    50.84%

--------
*   Less than 1%
 (1) Unless otherwise indicated, the address of the beneficial owners is c/o NovaMed Eyecare, Inc., 980 North Michigan Avenue, Suite 1620, Chicago, Illinois 60611.
 (2) The general partner of the Kirk Family Limited Partnership is Kirk Eye Center, S.C. Scott H. Kirk, M.D., a member of our board of directors, and his brother Kent A. Kirk, M.D., are the sole stockholders of Kirk Eye Center, S.C. The address of the Kirk Family Limited Partnership is c/o Kirk Eye Center, S.C., 7427 Lake Street, River Forest, Illinois 60305.
 (3) The address of Sierra Ventures V, L.P. is c/o Peter Wendell, 3000 Sand Hill Road, Building 4, Suite 210, Menlo Park, California 94025.

 (4) The general partner of the Douglas Williams Family Limited Partnership is Brodersen-Williams Eye Institute, P.C. Douglas P. Williams, M.D., a member of our board of directors, is the sole shareholder of Brodersen-Williams Eye Institute, P.C. The address of the Douglas Williams Family Partnership is c/o Brodersen-Williams Eye Institute, P.C., 6850 Holman Avenue, Hammond, Indiana 46324.
 (5) Includes 502,425 shares held by Eldi Deschamps as Trustee for the Eldi Deschamps Grantor Annuity Trust u/a/d June 1, 1998 and 1,017,575 shares held by Eldi Deschamps as Trustee for the Eldi Deschamps Revocable Trust u/a/d June 1, 1998. The address for Dr. Deschamps and the related trusts is 8510 Broadway Street, Merrillville, Indiana 46410.
 (6) Includes options to purchase 680,625 shares which are exercisable within 60 days of the date hereof.
 (7) Includes options to purchase 62,500 shares which are exercisable within 60 days of the date hereof.
 (8) Includes options to purchase 121,000 shares which are exercisable within 60 days of the date hereof.
 (9) Includes options to purchase 162,083 shares which are exercisable within 60 days of the date hereof.
(10) Includes options to purchase 125,313 shares which are exercisable within 60 days of the date hereof.
(11) Includes options to purchase 90,021 shares which are exercisable within 60 days of the date hereof.
(12) Includes 2,620,000 shares held by the Kirk Family Limited Partnership of which Dr. Kirk is a partner.
(13) Includes options to purchase 60,417 shares which are exercisable within 60 days of the date hereof.
(14) Includes options to purchase 16,667 shares which are exercisable within 60 days of the date hereof. Also includes 91,324 shares which are held by R. Judd Jessup and Charlene Lynne Jessup, as Trustees for the R. Judd Jessup and Charlene Lynne Jessup Living Trust u/a/d May 6, 1991.
(15) Includes options to purchase 60,417 shares which are exercisable within 60 days of the date hereof and excludes 23,962 shares of our common stock owned by Katten Muchin & Zavis, the law firm of which Mr. Napolitano is a partner. See "Legal Matters".
(16) Includes options to purchase 60,417 shares which are exercisable within 60 days of the date hereof.
(17) Includes 1,820,000 shares held by the Douglas Williams Family Limited Partnership of which Dr. Williams is a partner.
(18) Includes 2,366,722 shares held by Sierra Ventures V, L.P., of which Mr. Wendell is a general partner. Mr. Wendell disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.
(19) Includes options to purchase 1,062,043 shares which are exercisable within 60 days of the date hereof.

                           DESCRIPTION OF SECURITIES

General

   The following summary is subject to, and qualified by, applicable law and the provisions of our Restated Certificate of Incorporation and By-laws. These organizational documents are exhibits to the registration statement of which this prospectus is a part.

   Our Restated Certificate of Incorporation authorizes us to issue 100 million shares of capital stock, of which 81,761,465 shares are designated common stock and 18,238,535 shares are designated preferred stock. We currently have outstanding 11,502,698 shares of Series A convertible preferred stock, 400,000 shares of Series B convertible preferred stock, 2,000,000 shares of Series C convertible preferred stock and 2,323,837 shares of Series D convertible preferred stock. Upon completion of this offering, all of this preferred stock will automatically convert into an aggregate of 16,226,535 shares of our common stock, and there will be no shares of preferred stock outstanding. Following conversion of the outstanding preferred stock into common stock, the Series A, B, C and D convertible preferred stock will be eliminated and these shares will not be available for reissuance.

   We currently have 2,360,863 shares of common stock outstanding. Of the 81,761,465 authorized shares of our common stock, 16,226,535 shares are reserved for issuance upon conversion of the preferred stock, 6,251,800 shares are reserved for issuance pursuant to our 1996 Stock Incentive Plan, and 400,000 shares are reserved for issuance pursuant to our 1999 Stock Purchase Plan.

Common Stock

   Our Board is classified into three classes as nearly equal in number as possible, with the term of each class expiring on a staggered basis. The classification of our Board may make it more difficult to change the composition of the Board and thereby may discourage or make more difficult an attempt by a person or group to obtain control of us. Cumulative voting for the election of directors is not permitted, enabling holders of a majority of our outstanding common stock to elect all members of the class of directors whose terms are then expiring.

Voting Rights

   Holders of our common stock are entitled to one vote per share. Subject to any voting rights granted to holders of any preferred stock, a majority of the votes entitled to be cast by all holders of our common stock will generally be required to approve matters voted on by our stockholders. Amendments to our Restated Certificate of Incorporation that would change and adversely affect the powers, preferences or rights of a class or series of our stock also must be approved by a majority of the votes entitled to be cast by the holders of the adversely affected class or series, voting as a separate class or series.

Dividends

   Subject to the rights of holders of any outstanding preferred stock, the holders of outstanding shares of our common stock will share ratably on a per share basis in any dividends declared from time to time by our Board.

Other Rights

   Subject to the rights of holders of any outstanding preferred stock, upon our liquidation, dissolution or winding up, we will distribute any assets legally available for distribution to our stockholders, ratably among the holders of our common stock outstanding at that time. All shares of our common stock currently outstanding are, and all shares of our common stock when duly issued and paid for will be, fully paid and nonassessable, not subject to redemption and without preemptive rights.

Preferred Stock

   Upon completion of this offering, all of our currently outstanding preferred stock will automatically convert into shares of our common stock and there will be no shares of preferred stock outstanding. Therefore, the following information does not pertain to the currently outstanding preferred stock, but
rather the     shares of preferred stock that we may issue in the future
pursuant to our Restated Certificate of Incorporation.

   We may issue preferred stock in series from time to time with such designations, relative rights, priorities, preferences, qualifications, limitations and restrictions thereof, to the extent that those are not fixed in our Restated Certificate of Incorporation, as our Board determines. The rights, preferences, limitations and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. Our Board may authorize the issuance of preferred stock which ranks senior to our common stock with respect to the payment of dividends and the distribution of assets on liquidation. In addition, our Board is authorized to fix the limitations and restrictions, if any, upon the payment of dividends on common stock to be effective while any shares of preferred stock are outstanding. Our Board, without stockholder approval, may issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of common stock.

   Our undesignated preferred stock allows the Board to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of this preferred stock pursuant to the Board's authority may adversely affect the rights of the holders of our common stock. For example, preferred stock issued by us may rank prior to our common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of our common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock. Except as described in our Rights Agreement, we have no present intention to issue shares of preferred stock.

Delaware Anti-Takeover Law and Charter and Bylaw Provisions

   We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, this section prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless each of the following is satisfied:

  . prior to the date at which the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction in which the person became an interested stockholder

  . the stockholder acquires more than 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in certain employee stock plans) upon consummation of the transaction in which the stockholder becomes an interested stockholder

  . the business combination is approved by the board of directors and by two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) at a meeting of the stockholders (and not by written consent) held on or subsequent to the date of the business combination

An interested stockholder is a person who, together with affiliates and associates, owns (or at any time within the prior three years did own) 15% or more of the corporation's voting stock. A business combination includes, without limitation, mergers, consolidations, stock sales and asset-based transactions and other transactions resulting in a financial benefit to the interested stockholder.

   Our Restated Certificate of Incorporation and Bylaws contain a number of provisions relating to corporate governance and to the rights of our stockholders. These provisions may be deemed to have a potential anti-takeover effect in that such provisions may delay, defer or prevent a change of control of us. These provisions include:

  . a requirement that, following this offering, stockholder action may be taken only at stockholder meetings and not by written consent

  . notice requirements relating to nominations to our Board and to the raising of business matters at stockholder meetings

  . a requirement that special meetings of stockholders can only be called by our Chairman of the Board, President, Chief Executive Officer or a majority of our Board

  . the classification of our Board, following this offering, into three classes, each serving for staggered three-year terms.

Rights Agreement

   On                    , 1999, our Board declared a dividend of one right for
each outstanding share of our common stock. The dividend is payable on       ,
1999 to the stockholders of record on that date. Each right entitles the registered holder to purchase from us one one-hundredth of a share of Series E Junior Participating Preferred Stock, par value $.01 per share at a price of
$             per one one-hundredth of a share of Series E Junior Participating
Preferred Stock, subject to adjustment. The description and terms of the rights are set forth in a Rights Agreement between us and The American Stock Transfer Company, as Rights Agent.

   The rights are not exercisable until the distribution date which occurs on the earlier of:

  . the close of business on the tenth day after the first public announcement that a person or group of affiliated or associated persons has become an acquiring person by acquiring beneficial ownership of 15% or more of our outstanding common stock, or

  . the close of business on the tenth day (or a later date as may be determined by our board of directors prior to the time that any person becomes an acquiring person) following the commencement of, or announcement of an intention to make, a tender or exchange offer the consummation of which would result in the beneficial ownership of such person or group of 15% or more of the outstanding shares of our common stock

   Until the distribution date, the rights will be evidenced by our common stock certificates and will be transferable only by the transfer of the shares of common stock associated with the rights. Any transfer of the shares of our common stock (including a transfer to us) will constitute a transfer of the rights. As described below, after a person or group becomes an acquiring person, the rights may not be redeemed or amended.

   Until the distribution date (or earlier redemption or expiration of the rights), new certificates for shares of our common stock issued after
           , 1999, upon transfer or new issuance of shares of our common stock, will contain a legend incorporating the rights agreement by reference. Until the distribution date (or earlier redemption or expiration of the rights), the surrender for transfer of any certificates for shares of our common stock
outstanding as of           , 1999 will also constitute the transfer of the
rights associated with shares of our common stock represented by such certificate. As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of the shares of our common stock as of the close of business on the distribution date and such separate rights certificates alone will evidence the rights. Each right is exercisable for one-one hundredth of a share of our Series E Junior Participating Preferred Stock at any time after the distribution date.

   The rights are not exercisable for shares of our common stock until a person, entity or group becomes an acquiring person. The rights will expire on
            , 2009, unless such date is extended or unless the rights are redeemed earlier by us, in each case, as described below.

   At any time after the distribution date, each holder of a right (other than those described in the next sentence) will then have the right to receive, upon exercise, shares of our common stock (or, in certain circumstances, cash, property or other securities of us) having a value equal to two times the purchase price of the right. All rights that are, or (under circumstances specified in the rights agreement) were, beneficially owned by any acquiring person will be void.

   At any time after the first date of public announcement by us or an acquiring person than an acquiring person has become an acquiring person, if:

  . we are the surviving corporation in a merger with any other company or entity,

  . we are acquired in a merger or other business combination transaction,

  . 50% or more of our consolidated assets or earning power are sold, or

  . an acquiring person engages in certain self-dealing transactions with us,

each holder of a right (other than those whose rights have become void) will thereafter have the right to receive, upon the exercise thereof at the then current purchase price of the right, that number of shares of common stock of the surviving or acquiring company which at the time of such transaction will have a market value of two times the purchase price of such right.

   At any time after a person or group becomes an acquiring person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of our common stock, our Board may exchange the rights (other than rights owned by such person or group which have become void), in whole or in part, without any additional payment, for shares of our common stock at an exchange ratio of one share of our common stock (or of a share of a class or series of our preferred shares having equivalent rights, preferences and privileges), per right (subject to adjustment).

   With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in such purchase price. No fractional shares of our Series E Junior Participating Preferred Stock will be issued (other than fractions which are integral multiples of one one-hundredth of a share, which may, at our election, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the shares of our Series E Junior Participating Preferred Stock on the last trading day prior to the date of exercise.

   At any time prior to a person or group becoming an acquiring person, our Board may redeem all, but not less than all, of the rights at a redemption price of $.01 per right. The redemption of the rights may be made effective at such time, on such basis and with such conditions as our Board in its sole discretion may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

   Any of the provisions of the rights may be amended by our Board in order to cure any ambiguity or to make any other changes which our Board deems necessary or desirable. However, after a person or group becomes an acquiring person, any such amendment must not adversely affect the interests of holders of rights (excluding the interests of any acquiring person).

   A copy of the Rights Agreement has been filed as an exhibit to the
Registration Statement dated         , 1999 of which this prospectus is a part.
A copy of the Rights Agreement is available free of charge from us. This summary description of the rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

Registration Rights

   Following is a description of the registration rights of our existing stockholders:

   Demand Rights. At any time at least six months after this offering, our stockholders that held our Class C or D convertible preferred stock prior to this offering are entitled to one demand registration upon initiation by at least 51% of such holders. Thereafter, a second demand registration may be initiated by not less than 25% of these holders. We are only required to effect a registration if at least 20% of the common stock that was Class C or D convertible preferred stock prior to this offering is to be sold in the demand offering and the anticipated aggregate offering price of such demand registration exceeds $5,000,000. These holders will be entitled to sell all of the shares requested to be registered, subject to pro rata cutback in the underwriters' discretion.

   Piggyback Rights. Our stockholders that held our Class C or D convertible preferred stock prior to this offering have waived their piggyback registration rights with respect to this offering. In a secondary public offering effected at our initiation, these holders are entitled to pro rata piggyback registration rights with respect to 50% of the shares, other than shares to be sold for our benefit, permitted by the underwriters to be sold in a secondary offering.

   Our stockholders that held our common stock and Class A or B convertible preferred stock prior to this offering have also waived their piggyback registration rights with respect to this offering. In a secondary offering initiated by us, these holders are entitled to pro rata piggyback registration rights with respect to 50% of the shares, other than shares to be sold for our benefit, permitted by the underwriter to be sold. These holders also have piggyback registration rights with respect to any registration effected pursuant to the demand registration rights of our stockholders that held our Class C or D convertible preferred stock prior to this offering; provided, however, that any such registration rights are subordinate to the rights of our former Class C or D convertible preferred holders and us to participate in the offering and are subject to cutback in the underwriter's discretion.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Expenses. Expenses of the registrations described above are paid by us (other than underwriting discounts and commissions and the fees of special counsel for such selling stockholders).

   Lock-up Provision. Upon request of the underwriter(s) in connection with an underwritten public offering of equity securities, our stockholders entitled to registration rights with respect to such offering shall not transfer any shares of our common stock for the period determined by our Board upon advice of the underwriter(s), so long as all persons holding in excess of 5% of our capital stock on a fully diluted basis, and all of our executive officers and directors, execute a similar agreement.

   Transfer. Registration rights shall be transferable only with the transfer of at least 500,000 shares of our common stock entitled to such rights or the transfer of such common stock to a partner, stockholder or affiliate of the transferor.

   Termination. All registration rights shall terminate five years after this offering. All piggyback registration rights terminate with respect to any stockholder upon the availability to such stockholder of Rule 144(k).

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is The American Stock Transfer Company.

   There will be              shares of our common stock outstanding
immediately after this offering. The           shares being sold in this
offering are freely tradeable without restriction unless held by an "affiliate" as that term is defined in Rule 144 under the Securities Act.

   After this offering, holders of our common stock who did not purchase shares
in this offering will own              shares of our common stock. These shares
have not been registered under the Securities Act and, therefore, may not be sold unless registered under the Securities Act or sold pursuant to an exemption from registration, such as the exemption provided by Rule 144.

Lock-Up Agreements


   We and our existing stockholders (other than those who are affiliated providers), including our executive officers and directors, have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, subject to some exceptions, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  . enter into any swap or other arrangement that transfer all or a portion of the economic consequences associated with the ownership of any common stock (regardless of whether any of the transactions described in these subparagraphs is to be settled by the delivery of common stock or other securities, in cash or otherwise).

   Our affiliated providers who are stockholders, including the selling stockholders, have agreed to similar restrictions for a period of one year from the date of this prospectus and to additional volume limitations during the year following the first anniversary of the date of this prospectus.

   As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144 and 701 of the Securities Act discussed below, shares subject to these lock-up agreements will not be salable until the agreements expire or unless prior written consent is received from Donaldson, Lufkin & Jenrette Securities Corporation. Any early waiver of the lock-up agreements by the underwriters, which, if granted, could permit sales of a substantial number of shares and could adversely affect the trading price of our shares, may not be accompanied by an advance public announcement by us.

   Taking into account these lock-up agreements,               shares will be
eligible for sale 180 days from the date of this prospectus and shares will become eligible for sale one year from the date of this prospectus, subject in some cases to volume and manner of sale limitations.

Rule 144

   In general, under Rule 144, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year, including a person who may be deemed our affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . one percent of the number of shares of our common stock then outstanding;
    or

  . the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. We are unable to estimate accurately the number of restricted shares that will be sold under Rule 144 because this will depend in part on the market price of our common stock, the personal circumstances of the seller and other factors.

   Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned for at least two years the shares proposed to be sold, would be entitled to sell those shares under Rule 144(k) without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, subject to the lock-up agreements, these shares may be sold upon completion of this offering.

Rule 701

   Beginning 90 days after the date of this prospectus, the shares of common stock issuable upon exercise of the options granted by us prior to the effective date of the registration statement will be eligible for sale in the public market pursuant to Rule 701 under the Securities Act, subject to the lock-up agreements. In general, Rule 701 permits resales of shares issued pursuant to certain compensatory benefit plans and contracts commencing 90 days after the issuer becomes subject to the reporting requirements of the Securities Exchange Act in reliance upon Rule 144, but without compliance with restrictions, including the holding period requirements, contained in Rule 144.

Registration Statements on Form S-8

   Following this offering, we intend to file under the Securities Act one or more registration statements on Form S-8 to register all of the shares of our common stock:

  . issuable upon exercise of outstanding options granted pursuant to our 1996 stock incentive plan

  . reserved for future option grants pursuant to individual option agreements or our 1996 stock incentive plan

  . that we intend to offer for sale to our employees pursuant to our employee stock purchase plan

These registration statements are expected to become effective upon filing and shares covered by these registration statements will be subject to vesting provisions and, in the case of affiliates only, to the restrictions of Rule 144, other than the holding period requirement, and subject to expiration of the lock-up agreements.

                                  UNDERWRITING

   Subject to the terms and conditions contained in the underwriting agreement
dated          , 1999, the underwriters identified below, who are represented by Donaldson, Lufkin & Jenrette Securities Corporation, Hambrecht & Quist LLC and William Blair & Company, L.L.C. have severally agreed to purchase from us and the selling stockholders, the respective number of shares of our common stock appearing opposite their names below:

                                                                       Number of
     Underwriters                                                       Shares
     Donaldson, Lufkin & Jenrette Securities Corporation..............
     Hambrecht & Quist LLC............................................
     William Blair & Company, L.L.C.  ................................
     DLJdirect Inc....................................................
                                                                       ---------
       Total..........................................................
                                                                       =========


   The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares of common stock offered in this prospectus are subject to approval by their counsel of legal matters and to other conditions. The underwriters are obligated to purchase and accept delivery of all the shares of common stock offered in this prospectus (other than those shares covered by the over-allotment option described below) if any are purchased.

   The underwriters propose to initially offer the shares of common stock in part directly to the public at the public offering price set forth on the cover page of this prospectus and in part to dealers (including the underwriters) at
such price less a concession not in excess of $          per share. The
underwriters may allow, and such dealers may re-allow, to other dealers a
concession not in excess of $        per share. After the initial offering of
the common stock, the public offering price and other selling terms may be changed by the representatives of the underwriters at any time without notice. The underwriters have informed us that they do not intend to confirm sales to discretionary accounts.

   The following table shows the underwriting fees to be paid to the underwriters by us and the selling stockholders in connection with this offering. The fees to be paid by us are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                                 Paid by Selling
                                                Paid by Company   Stockholders
                                               ----------------- ---------------
                                                  No
                                               Exercise   Full
                                               -------- --------
   Per share.................................. $        $        $       $
   Total...................................... $

   We will pay the offering expenses, estimated to be $       .

   We have granted the underwriters an option, exercisable for 30 days from the
date of the underwriting agreement, to purchase up to            additional
shares at the public offering price less the underwriting discount. This option may be exercised solely to cover over-allotments, if any, made in connection with this offering. To the extent the underwriters exercise this option, each underwriter will become obligated, subject to conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.

   We and the selling stockholders have agreed to indemnify the underwriters against civil liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in respect of any of those liabilities.

   Prior to this offering, there was no established trading market for our common stock. The initial public offering price of our common stock in this offering will be determined by negotiations among us and the representatives. Among the factors to be considered in determining the initial public offering price are the history and the prospects for the industry in which we compete, our past and present operations and our historical results of operations, prospects for future earnings, the general condition of the securities markets at the time of this offering and the recent market prices of securities of generally comparable companies. We cannot assure you that an active trading market will develop for our common stock or that it will trade at or above the initial public offering price in the public market after this offering. We are applying to have our common stock listed on the Nasdaq National Market under the symbol "NOVA."

   In connection with this offering, the representatives, on behalf of the underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. Over-allotment involves sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions involve bids to purchase our common stock in the open market for the purpose of pegging, fixing or maintaining the price of our common stock. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when shares of our common stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of our common stock to be higher than it would otherwise be in the absence of such transactions. Such activities, if commenced, may be discontinued at any time.

   We and our existing stockholders (other than those who are affiliated providers), including our executive officers and directors, have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, subject to some exceptions, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  . enter into any swap or other arrangement that transfer all or a portion of the economic consequences associated with the ownership of any common stock (regardless of whether any of the transactions described in these subparagraphs is to be settled by the delivery of common stock or other securities, in cash or otherwise).

   Our affiliated providers who are stockholders, including the selling stockholders, have agreed to similar restrictions for a period of one year from the date of this prospectus and to additional volume limitations during the year following the first anniversary of the date of this prospectus.

   In addition, for a 180 day period we have agreed not to file any registration statement with respect to, and each of our executive officers, directors and some of our stockholders (including the selling stockholders) has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any securities convertible into or exercisable for common stock without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

   Other than in the United States, no action has been taken by us, the selling stockholders or the underwriters that would permit a public offering of the shares of common stock included in this offering in any jurisdiction where action for that purpose is

                                 LEGAL MATTERS

                                    EXPERTS

                      WHERE YOU CAN FIND MORE INFORMATION

450 Fifth Street, N.W.        Seven World Trade Center       Citicorp Center
Judiciary Plaza               Suite 1300                     500 West Madison
Room 1024                     New York, NY 10048             Street
Washington, D.C. 20549                                       Suite 1400
                                                             Chicago, IL 60661
required. The shares included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisement in connection with the offer and sale of any of these shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to the offering of the common stock and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of common stock included in this offering in any jurisdiction where that would not be permitted or legal.

   Affiliates of Donaldson, Lufkin & Jenrette Securities Corporation, purchased 237,739 shares of our common stock in September 1998, for $4.38 per share.

   Katten Muchin & Zavis, Chicago, Illinois will pass upon the validity of this offering of our common stock and other matters for us. The firm owns 23,962 shares of our common stock, and some of the partners of the firm are beneficial owners of an additional 193,571 shares of our common stock, including Steven V. Napolitano, who serves as one of our directors and is the beneficial owner of 128,417 shares of our common stock. Certain legal matters will be passed upon for the underwriters by McDermott, Will & Emery, Chicago, Illinois.

   Our consolidated financial statements as of December 31, 1997 and 1998 and for each of our three fiscal years in the period ended December 31, 1998, included in this prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

   This prospectus is part of a registration statement we filed with the SEC. This prospectus does not contain all of the information contained in the registration statement and all of its exhibits and schedules.

   For further information about us, please see the complete registration statement. Summaries of agreements or other documents in this prospectus are not necessarily complete. Please refer to the exhibits to the registration statement for complete copies of these documents.

   You may read and copy our registration statement and all of its exhibits and schedules at the following SEC public reference rooms:

   You may obtain information on the operation of the SEC public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. You may also inspect and copy the complete registration statement and other information at the offices of The Nasdaq Stock Market located at 1735 K Street, N.W., Washington, D.C. 20006-1500. The registration statement is also available from the SEC's Web site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Consolidated Financial Statements of NovaMed Eyecare, Inc.:
  Report of Independent Public Accountants................................ F-2

  Consolidated Balance Sheets as of December 31, 1997 and 1998 and March
   31, 1999 (unaudited)................................................... F-3

  Consolidated Statements of Operations for the years ended December 31,
   1996, 1997 and 1998 and the three months ended March 31, 1998 and 1999
   (unaudited)............................................................ F-5

  Consolidated Statements of Stockholders' Equity for the years ended
   December 31, 1996, 1997 and 1998 and the three months ended March 31,
   1999 (unaudited)....................................................... F-6

  Consolidated Statements of Cash Flows for the years ended December 31,
   1996, 1997 and 1998 and the three months ended March 31, 1998 and 1999
   (unaudited)............................................................ F-7

  Notes to Consolidated Financial Statements.............................. F-8

   Upon completion of the migratory merger discussed in note 15 to NovaMed Eyecare, Inc and Subsidiaries Consolidated Financial Statements, we expect to be in a position to render the following audit report.

  Arthur Andersen LLP
  May 25, 1999

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of NovaMed Eyecare, Inc.:

   We have audited the accompanying consolidated balance sheets of NOVAMED EYECARE, INC. AND SUBSIDIARIES as of December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years ended December 31, 1996, 1997 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NovaMed Eyecare, Inc. and Subsidiaries as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years ended December 31, 1996, 1997 and 1998, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Chicago, Illinois
February 16, 1999, except for note 15, as to which date is May [ ], 1999

                     NOVAMED EYECARE, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             (Dollars in thousands)



                                                     December 31,
                      ASSETS                        ---------------  March 31,
                      ------                         1997    1998      1999
                                                                    (unaudited)
Current Assets:
  Cash and cash equivalents........................ $ 4,009 $ 1,875   $ 1,098
  Accounts receivable, net of allowances of $6,994,
   $10,347 and $10,017, respectively...............   6,980  11,278    11,576
  Due (to) from affiliated providers, net..........     755     110      (369)
  Notes receivable from affiliated providers.......   2,035     393       422
  Inventory........................................     715   1,490     2,344
  Other current assets.............................     940   1,240     1,212
                                                    ------- -------   -------
    Total current assets...........................  15,434  16,386    16,283
Property and equipment, net........................   6,492   9,893    10,825
Note receivable from related party.................     400     400       400
Intangible assets, net.............................  30,127  35,660    41,154
Other assets, net..................................     281     340       305
                                                    ------- -------   -------
    Total assets................................... $52,734 $62,679   $68,967
                                                    ======= =======   =======


  The accompanying notes are an integral part of these consolidated financial statements.

                     NOVAMED EYECARE, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                 (Dollars in thousands, except per share data)

                                             December 31,         March 31,
                                            ----------------  ------------------
   LIABILITIES AND STOCKHOLDERS' EQUITY                                Pro Forma
   ------------------------------------      1997     1998     1999      1999
                                                                 (unaudited)
Current liabilities:
  Accounts payable........................  $ 1,692  $ 3,142  $ 3,934
  Accrued expenses........................    2,811    3,297    2,768
  Income taxes payable....................       35      427     (138)
  Current maturities of long-term debt....      444      300      202
                                            -------  -------  -------
    Total current liabilities.............    4,982    7,166    6,766
                                            -------  -------  -------
Long-term debt, net of current maturities.   15,838   20,427   27,204
                                            -------  -------  -------   -------
Deferred income tax liabilities...........      629    1,702    1,852
                                            -------  -------  -------
Minority interests in equity of
 consolidated entities....................      456      --       --
                                            -------  -------  -------
Commitments and contingencies
Redeemable convertible preferred stock:
  Series C convertible preferred stock,
   $.01 par value, 2,400,000 shares
   authorized, 2,000,000 issued and
   outstanding at December 31, 1997 and
   1998 and March 31, 1999 (none pro
   forma), respectively...................    5,794    6,350    6,661       --
                                            -------  -------  -------   -------
  Series D convertible preferred stock,
   $.01 par value, 3,000,000 shares
   authorized; 1,636,622, 2,323,837 and
   2,323,837 issued and outstanding at
   December 31, 1997 and 1998 and March
   31, 1999 (none pro forma),
   respectively...........................    6,886   10,080   10,338       --
                                            -------  -------  -------   -------
Stockholders' equity:
  Series A convertible preferred stock,
   $.01 par value, 13,112,000 shares
   authorized, 11,733,166, 11,740,055 and
   11,740,055 shares issued and
   11,655,236, 11,072,698 and 11,502,698
   shares outstanding at December 31, 1997
   and 1998, and March 31, 1999 (none pro
   forma), respectively; 160,000 shares
   issuable at December 31, 1998..........      117      117      117       --
  Series B convertible preferred stock,
   $.01 par value, 455,000 shares
   authorized, 400,000 issued and
   outstanding at December 31, 1997 and
   1998, and March 31, 1999 (none pro
   forma), respectively...................        4        4        4       --
  Common stock, $.01 par value, 26,000,000
   shares authorized; 2,748,503,
   2,751,254, 2,751,254, and 19,215,146
   shares issued and 2,748,503, 2,751,254,
   2,360,863, and            shares
   outstanding as of December 31, 1997 and
   1998, March 31, 1999 and pro forma,
   respectively...........................       27       28       28
Additional paid-in capital................   18,083   17,955   17,955
Retained earnings.........................      105    1,072      792
Treasury stock, at cost, consists of
 77,930, 507,347 and 237,357 shares of
 Series A convertible preferred stock at
 December 31, 1997 and 1998, and March 31,
 1999 (none pro forma) and 390,391 shares
 of common stock as of March 31, 1999,
 627,748 pro forma........................     (187)  (2,222)  (2,750)
                                            -------  -------  -------   -------
    Total stockholders' equity............   18,149   16,954   16,146
                                            -------  -------  -------   -------
    Total liabilities and stockholders'
     equity...............................  $52,734  $62,679  $68,967
                                            =======  =======  =======   =======

  The accompanying notes are an integral part of these consolidated financial statements.

                     NOVAMED EYECARE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 (Amounts in thousands, except per share data)

                                      Years Ended December      Three Months
                                               31,             Ended March 31,
                                     ------------------------  ----------------
                                      1996     1997    1998     1998     1999
                                                                 (unaudited)
Net revenue........................  $15,850  $42,408 $63,729  $12,427  $21,026
                                     -------  ------- -------  -------  -------
Operating expenses:
  Salaries, wages and benefits.....    8,259   18,123  25,266    5,117    8,231
  Cost of sales and medical
   supplies........................    2,570    8,723  15,762    3,072    5,738
  Selling, general and
   administrative..................    5,044   11,315  14,625    3,048    4,929
  Depreciation and amortization....      806    2,226   3,333      714    1,096
                                     -------  ------- -------  -------  -------
    Total operating expenses.......   16,679   40,387  58,986   11,951   19,994
                                     -------  ------- -------  -------  -------
    Income (loss) from operations..     (829)   2,021   4,743      476    1,032
                                     -------  ------- -------  -------  -------
Other (income) expense:
  Interest, net....................       58    1,041   1,273      280      509
  Minority interests in earnings of
   consolidated entities...........       17      108     132       31      --
  Other............................        8      561     (32)     (26)      (1)
                                     -------  ------- -------  -------  -------
    Total other expense............       83    1,710   1,373      285      508
                                     -------  ------- -------  -------  -------
Income (loss) before income taxes..     (912)     311   3,370      191      524
Provision for income taxes.........      --       206   1,664       94      235
                                     -------  ------- -------  -------  -------
Net income (loss)..................  $  (912) $   105 $ 1,706  $    97  $   289
Less--Accretion of Series C and
 Series D convertible preferred
 stock.............................      --       --     (739)     (84)    (569)
                                     -------  ------- -------  -------  -------
Income (loss) available to Series A
 and Series B convertible preferred
 and common stockholders...........  $  (912) $   105 $   967  $    13  $  (280)
                                     =======  =======          =======
Earnings (loss) per common share
 (audited):
  Basic............................  $   --   $   .01 $   .07  $   --   $  (.02)
                                     =======  ======= =======  =======  =======
  Diluted..........................  $  (.08) $   .01 $   .06  $   --   $  (.02)
                                     =======  ======= =======  =======  =======
Weighted average common shares
 outstanding (audited):
  Basic............................      --     2,178   2,751    2,749    2,521
                                     =======  ======= =======  =======  =======
  Diluted..........................   11,358   17,237  16,003   19,840   15,969
                                     =======  ======= =======  =======  =======
Pro forma (Note 2)(unaudited):
Accretion to redemption value
 eliminated as a result of the
 completion of initial public
 offering..........................                       739               569
Interest expense eliminated due to
 debt conversion, net of tax
 benefit...........................
                                                      -------           -------
Pro forma net income...............                   $                 $
                                                      =======           =======
Pro forma earnings per common
 share--diluted (unaudited)........                   $                 $
                                                      =======           =======
Pro forma weighted average number
 of common shares outstanding--
 diluted (unaudited)...............
                                                      =======           =======

  The accompanying notes are an integral part of these consolidated financial statements.

                    NOVAMED EYECARE, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                       (Dollars and shares in thousands)

                            Series A       Series B
                           Preferred      Preferred   Common Stock                      Treasury Stock
                          -------------  ------------ ------------ Additional Retained  ---------------      Total
                                   Par           Par          Par   Paid-in   Earnings                   Stockholders'
                          Shares  Value  Shares Value Shares Value  Capital   (Deficit) Shares  At Cost     Equity
BALANCE, December 31,
1995....................   2,880  $ 29    --    $--     --   $--    $ 2,566     $(809)     --   $   --      $ 1,786
 Stock issued in
 conjunction with
 practice affiliations..   8,400    84    --     --     --    --     10,416       --       --       --       10,500
 Stock issued in
 connection with
 acquisitions...........      96     1    --     --     --    --        119       --       --       --          120
 Redemption of shares...    (272)   (3)   --     --     --    --       (337)      --       --       --         (340)
 Issuance of--
 Series A preferred
 stock..................     480     5    --     --     --    --        596       --       --       --          601
 Series B preferred
 stock..................     --    --     400      4    --    --        996       --       --       --        1,000
 Net loss...............     --    --     --     --     --    --        --       (912)     --       --         (912)
 Accumulated deficit at
 date of incorporation..     --    --     --     --     --    --     (1,721)    1,721      --       --          --
                          ------  ----    ---   ----  -----  ----   -------     -----   ------  -------     -------
BALANCE, December 31,
1996....................  11,584   116    400      4    --    --     12,635       --       --       --       12,755
 Stock issued in
 conjunction with
 practice affiliations..     --    --     --     --   2,748    27     5,265       --       --       --        5,292
 Redemption of shares...     --    --     --     --     --    --        --        --       (78)    (187)       (187)
 Stock options
 exercised..............     149     1    --     --     --    --        183       --       --       --          184
 Net income.............     --    --     --     --     --    --        --        105      --       --          105
                          ------  ----    ---   ----  -----  ----   -------     -----   ------  -------     -------
BALANCE, December 31,
1997....................  11,733   117    400      4  2,748    27    18,083       105      (78)    (187)     18,149
 Stock options
 exercised/sold.........       7   --     --     --       3     1        32       --       --       --           33
 Redemption of Series A
 preferred stock, net...     --    --     --     --     --    --        (71)      --    (1,228)  (5,380)     (5,451)
 Issuance of Treasury
 stock in conjunction
 with practice
 affiliations...........     --    --     --     --     --    --        (89)      --       799    3,345       3,256
 Accretion of Series C
 and D preferred stock..     --    --     --     --     --    --        --       (739)              --         (739)
 Net income.............     --    --     --     --     --    --        --      1,706      --       --        1,706
                          ------  ----    ---   ----  -----  ----   -------     -----   ------  -------     -------
BALANCE, December 31,
1998 ...................  11,740   117    400      4  2,751    28    17,955     1,072     (507)  (2,222)     16,954
  (Unaudited):
 Issuance of Treasury
 stock in conjunction
 with practice
 affiliations...........     --    --     --     --     --    --        --        --       270    1,182       1,182
 Common stock reacquired
 from affiliate.........     --    --     --     --     --    --        --        --      (390)  (1,710)     (1,710)
 Accretion of Series C
 and D preferred stock..     --    --     --     --     --    --        --       (569)     --       --         (569)
 Net income.............     --    --     --     --     --    --        --        289      --       --          289
                          ------  ----    ---   ----  -----  ----   -------     -----   ------  -------     -------
BALANCE, March 31, 1999
(unaudited).............  11,740  $117    400   $  4  2,751  $ 28   $17,955     $ 792     (627) $(2,750)    $16,146
                          ======  ====    ===   ====  =====  ====   =======     =====   ======  =======     =======

  The accompanying notes are an integral part of these consolidated financial statements.

                     NOVAMED EYECARE, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)

                                 Years Ended December      Three Months Ended
                                          31,                   March 31,
                                -------------------------  --------------------
                                 1996     1997     1998      1998       1999
                                                               (unaudited)
Cash flows from operating
 activities:
  Net income (loss)...........  $  (912) $   105  $ 1,706  $      97  $     289
  Adjustments to reconcile net
   income (loss) to net cash
   provided (used) in
   operating activities, net
   of effects of purchase
   transactions--
    Depreciation and
     amortization.............      806    2,226    3,333        714      1,096
    Deferred taxes............      --       171    1,237        --         --
    Preferred stock issued for
     services.................      --       125      --         --         --
    Minority interests........        5       41      (46)        31        --
    Loss on disposition of
     property and equipment...      --       589      --         --         --
    Changes in non-cash
     working capital items--
      Accounts receivable and
       due (to) from
       affiliated providers,
       net....................   (1,059)  (3,015)  (3,204)    (1,517)       394
      Inventory...............      (55)      (5)    (374)        (8)      (195)
      Other current assets....     (538)    (374)    (260)      (107)        15
      Other noncurrent assets.      --      (180)     (70)        13        111
      Accounts payable,
       accrued expenses and
       income taxes payable...    1,055     (105)      65       (892)    (1,373)
                                -------  -------  -------  ---------  ---------
        Net cash provided
         (used) in operating
         activities...........     (698)    (422)   2,387     (1,669)       337
                                -------  -------  -------  ---------  ---------
Cash flows from investing
 activities:
  Purchases of property and
   equipment..................   (1,302)  (2,875)  (4,466)    (1,151)    (1,342)
  Acquisitions and
   affiliations of entities...     (110)  (2,222)  (3,649)      (186)    (6,337)
  Receipt (issuance) of notes
   receivable from affiliated
   providers..................      (75)  (1,918)   1,491       (250)       (28)
                                -------  -------  -------  ---------  ---------
        Net cash used in
         investing activities.   (1,487)  (7,015)  (6,624)    (1,587)    (7,707)
                                -------  -------  -------  ---------  ---------
Cash flows from financing
 activities:
  Borrowings under revolving
   line of credit.............      --     3,000   14,735        --      12,500
  Payments under revolving
   line of credit.............      --    (3,000)  (6,250)       --      (4,850)
  Payments of subordinated
   debt.......................      --       --    (3,700)       --        (850)
  Proceeds from the issuance
   of preferred stock, net of
   issuance costs.............    7,394    6,946    3,044        --         --
  Payments for the redemption
   of preferred stock, net of
   transaction costs..........     (340)    (187)  (5,262)       --         --
  Other long-term debt and
   capital lease obligations..      440   (1,264)    (464)       (82)      (207)
                                -------  -------  -------  ---------  ---------
        Net cash provided
         (used) by financing
         activities...........    7,494    5,495    2,103        (82)     6,593
                                -------  -------  -------  ---------  ---------
Net increase (decrease) in
 cash and cash equivalents....    5,309   (1,942)  (2,134)    (3,338)      (777)
Cash and cash equivalents,
 beginning of year............      642    5,951    4,009      4,009      1,875
                                -------  -------  -------  ---------  ---------
Cash and cash equivalents, end
 of year......................  $ 5,951  $ 4,009  $ 1,875  $     671  $   1,098
                                =======  =======  =======  =========  =========

  The accompanying notes are an integral part of these consolidated financial statements.

                     NOVAMED EYECARE, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 Information as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 is unaudited
                 (Dollars in thousands, except per share data)

1. GENERAL INFORMATION

Description of the business

   NovaMed Eyecare, Inc. (NovaMed) along with its wholly-owned subsidiaries (collectively, the Company), is an eye care services company engaged in the business of: (i) owning, operating and/or managing eye surgery and laser centers, optical dispensaries, wholesale optical laboratories, and an optical products purchasing organization; (ii) providing financial, administrative, information technology, marketing and other business services to ophthalmic and optometric providers; and (iii) providing research and site management services to the eye care pharmaceutical and device industries. The Company operates within the United States in regional markets including Chicago, Illinois; St. Louis, Missouri; Kansas City, Missouri; Louisville, Kentucky and Richmond, Virginia.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Presentation

   The consolidated financial statements have been prepared on the accrual basis of accounting and include the accounts of the Company and its wholly owned subsidiaries. The Company acquires certain net operating assets and assumes certain liabilities of physician groups (the Affiliated Professional Entities). Affiliated Professional Entities enter into long-term service agreements (SAs) with the Company. The Company accounts for its service activities under the SAs but does not consolidate the operating results and accounts of the Affiliated Professional Entities. All significant intercompany accounts and transactions have been eliminated.

Interim Financial Information

   The financial information as of March 31, 1999, and for the three months ended March 31, 1998 and 1999 is unaudited but includes all adjustments (consisting only of normal recurring adjustments) which the Company considers necessary for a fair presentation of the financial position at such date and the operating results and cash flows for those periods. Results for the three months ended March 31, 1999 are not necessarily indicative of the results to be expected for the entire year.

Cash and Cash Equivalents

   Cash and cash equivalents include all highly liquid instruments with an original maturity of three months or less from the date of purchase.

Due (To) From Affiliated Providers

   Amounts due (to) from affiliated providers, which are unsecured, non-interest-bearing and due on demand, include amounts owed to Affiliated Professional Entities for services performed under SAs, receivables from Affiliated Professional Entities and affiliated providers for expenses paid on their behalf and certain other receivables.

Inventory

   Inventory consists primarily of optical products such as spectacle frames and lenses as well as surgical supplies used in connection with the operation of the Company's Surgery and Laser Centers (SLCs). Inventory is valued at the lower of cost or market, with cost determined using the first-in, first-out
(FIFO) method.

                     NOVAMED EYECARE, INC. AND SUBSIDIARIES

Property and Equipment

   Property and equipment are stated at cost. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the related assets, generally three to seven years for equipment, computer software, furniture and fixtures, and the lesser of the lease term or 10 years for leasehold improvements. Routine maintenance and repairs are charged to expense as incurred.

Intangible Assets

   The Company's acquisitions and affiliations involve the purchase of tangible and intangible assets and the assumption of certain liabilities. As part of the purchase price allocation, the Company allocates the purchase price to the tangible assets acquired and liabilities assumed, based on estimated fair market values.

   The Company enters into an SA for a term of 40 years with each Affiliated Professional Entity. An SA cannot be terminated by either party without cause, as defined. Because the Company does not practice medicine, maintain patient relationships, hire physicians or enter into employment agreements with the physicians, the intangible asset created in the affiliation is solely with the SA for the Affiliated Professional Entity. In connection with the determination of the appropriate life of the SAs' identifiable intangible assets, the Company analyzes the nature of each Affiliated Professional Entity with which an SA is entered into, including the number of physicians in each Affiliated Professional Entity, number of service sites, ability to recruit additional physicians, relative market position, the length of time each Affiliated Professional Entity has been in existence, and the term of the SA.

   Effective January 1, 1998, on a prospective basis the Company changed its estimate of the maximum useful lives of intangible assets associated with SAs and SLCs from 32 years to 25 years. This change was made to conform the Company's policy with that adopted by other healthcare services companies during 1998 and to better represent the useful lives of the SAs and goodwill.

Impairment of Long-Lived Assets

   The Company reviews the carrying value of the long-lived assets and goodwill at least quarterly on an entity by entity basis to determine if facts and circumstances exist which would suggest that assets might be impaired or that the amortization period needs to be modified. Among the factors the Company considers in making the evaluation are changes in the Affiliated Professional Entity or SLC's market position, reputation, profitability and geographical penetration. If facts and circumstances are present which may indicate impairment is probable, the Company will prepare a projection of the undiscounted cash flows of the specific Affiliated Professional Entity/SLC and determine if the long-lived assets and/or goodwill are recoverable based on these undiscounted cash flows. If impairment is indicated, then an adjustment will be made to reduce the carrying amount of these assets to their fair value. To date, no such impairments have been incurred.

Income Taxes

   The Company uses the liability method of accounting for income taxes in accordance with Statement of Financial Statement Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Fair Value of Financial Instruments

   The carrying value of all financial instruments such as accounts receivable, amounts due (to) from affiliated providers, accounts payable and accrued expenses are reasonable estimates of their fair value because

                     NOVAMED EYECARE, INC. AND SUBSIDIARIES
of the short maturity of these items. The Company believes the carrying amounts of the Company's note receivable from related parties, subordinated debt, line of credit and obligations under capital leases approximate fair value because the interest rates on these instruments are subject to change with, or approximate, market interest rates.

Minority Interests

   In November 1998, the Company purchased the remaining minority interests of two SLCs held by certain persons associated with Affiliated Professional Entities for 160,000 shares of the Company's Series A convertible preferred stock. Accordingly, the Company now owns 100% of all 10 SLCs.

Revenue Recognition

   Net revenue consists of the following:

                                          Years Ended December    Three Months
                                                   31,           Ended March 31,
                                         ----------------------- ---------------
                                          1996    1997    1998    1998    1999
                                                                   (unaudited)
   Services and products................ $10,326 $24,401 $36,053 $ 7,138 $11,852
   Surgery and laser centers............   5,303  14,484  20,131   3,760   5,886
   Optical services and products........     221   3,523   7,545   1,529   3,288
                                         ------- ------- ------- ------- -------
                                         $15,850 $42,408 $63,729 $12,427 $21,026
                                         ======= ======= ======= ======= =======

   For the years ended December 31, 1997 and 1998, one Affiliated Professional Entity accounted for 15.9% and 15.4% of total net revenue, respectively.

 Services and Products Revenue

   Services and products revenue is equal to the net revenue of the Affiliated Professional Entities, less amounts retained by the Affiliated Professional Entities. Net revenue is recorded by the Affiliated Professional Entities at established rates reduced by a provision for contractual adjustments and doubtful accounts. Contractual adjustments arise due to the terms of certain reimbursement contracts. Such adjustments represent the difference between the charges at established rates and estimated recoverable amounts and are recognized in the period the services are rendered. Any differences between estimated contractual adjustments and actual final settlements under reimbursement contracts, which are immaterial, are recognized as contractual adjustments in the period of final settlements.

   For the years ended December 31, 1996, 1997 and 1998 and the three months ended March 31, 1998 and 1999, services and products revenue was as follows:

                                                               Three Months
                                  Years Ended December 31,    Ended March 31,
                                  --------------------------  ----------------
                                   1996     1997      1998     1998     1999
                                                                (unaudited)
   Net revenue of the Affiliated
    Professional Entities........ $13,880  $32,263  $ 46,374  $ 8,681  $14,411
   Less--amounts retained by
    Affiliated Professional
    Entities.....................  (3,554)  (7,862)  (10,321)  (1,543)  (2,559)
                                  -------  -------  --------  -------  -------
                                  $10,326  $24,401  $ 36,053  $ 7,138  $11,852
                                  =======  =======  ========  =======  =======

                     NOVAMED EYECARE, INC. AND SUBSIDIARIES

 Surgery and Laser Centers Revenue

   Revenue derived from SLCs is based on fees charged to patients, third-party payors or others for use of the SLCs and relate primarily to cataract, laser vision correction and other refractive surgery procedures. SLC revenue is net of contractual adjustments and a provision for doubtful accounts. This revenue is recognized by the Company and is not subject to SAs.

 Optical Services and Products

   Through 1998, optical services and products consisted solely of an optical products purchasing organization (the Alliance). The NovaMed Alliance negotiates volume buying discounts with optical products manufacturers. Products are sold to both affiliated and non-affiliated ophthalmologists and optometrists. Most of the products are shipped directly from the manufacturer to the customer. Revenue is recognized based on the amount billed to the customer. Beginning in January 1999, the Company acquired a wholesale optical laboratory, Midwest Uncuts, Inc. which manufactures and distributes corrective lenses and eyeglasses.

Cost of sales and medical supplies

   Cost of sales and medical supplies includes the cost of optical products such as frames, optical lenses, contact lenses and medical supplies.

Earnings (Loss) Per Common Share

   Since the Series A and Series B Convertible Preferred Stock participate along with the common stock in the Company's earnings, the Company uses the two class method for calculation of earnings per share (EPS). Under the two class method, earnings or loss is allocated to the Series A and Series B convertible preferred stock as one class, and to common stock as a second class. For each class of stock, Basic EPS is calculated by dividing allocated earnings (loss) allocable to the class by the weighted average number of shares outstanding of that class during the period. Diluted EPS is calculated by dividing net income
(loss) by the weighted average number of common shares, including the dilutive effect of potential common shares outstanding during the period. Potential common shares consist of outstanding options, warrants, convertible debt and preferred stock. The dilutive effect of options and warrants are calculated using the treasury stock method. The dilutive effect of the Series A and Series B convertible preferred shares are calculated using the if converted method.

   In 1996, there were no earnings for the period in which the common stock was outstanding, and therefore, the entire loss was allocated to the class of convertible preferred stock for Basic EPS. For 1997 and 1998, total earnings were allocated to each class of stock based upon the weighted average shares outstanding for each class as a percentage of total weighted average shares outstanding.

                    NOVAMED EYECARE, INC. AND SUBSIDIARIES

   Earnings (loss) per common share is calculated as follows (amounts in thousands, except per share data):

                                            Years Ended         Three Months
                                           December 31,        Ended March 31,
                                      ------------------------ ---------------
                                       1996     1997    1998    1998    1999
                                                                 (unaudited)
Income (loss) available to Series A
 and B convertible preferred and
 common stockholders................. $  (912) $   105 $   967 $    13 $  (280)
Income allocated to preferred
 stockholders........................    (912)      89     784      10    (231)
                                      -------  ------- ------- ------- -------
Income available to common
 stockholders-basic.................. $   --   $    16 $   183 $     3 $   (49)
                                      =======  ======= ======= ======= =======
Income available to common
 stockholders-diluted................ $  (912)   $ 105 $   967 $    13 $  (280)
                                      =======  ======= ======= ======= =======
Basic weighted average number of
 common shares outstanding...........     --     2,178   2,751   2,749   2,521
Weighted average number of common
 shares issuable upon the conversion
 of dilutive preferred shares........  11,358   14,624  11,780  15,697  11,873
Effect of dilutive securities--stock
 options.............................     --       435   1,472   1,394   1,575
                                      -------  ------- ------- ------- -------
Diluted weighted average number of
 shares outstanding..................  11,358   17,237  16,003  19,840  15,969
                                      =======  ======= ======= ======= =======
Earnings (loss) per common share:
  Basic.............................. $   --   $  0.01 $  0.07 $   --  $ (0.02)
                                      =======  ======= ======= ======= =======
  Diluted............................ $ (0.08) $  0.01 $  0.06 $   --  $ (0.02)
                                      =======  ======= ======= ======= =======

   The effect of the subordinated exchangeable notes is anti-dilutive in all periods presented and, accordingly, is excluded from diluted EPS.
Additionally, the effect of the conversion of the Series C and Series D convertible preferred stock is anti-dilutive for the year ended December 31, 1998 and the three months ended March 31, 1999.

Stock Compensation

   In October 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 123, "Accounting for Stock-Based Compensation", which allows entities to measure compensation costs related to awards of stock based compensation using either the fair value method or the intrinsic value method. The Company has elected to account for stock-based compensation programs using the intrinsic value method. See Note 12 for the pro forma disclosures of the effect on net income (loss) and earnings (loss) per share.

Concentration of Credit Risk

   For the years ended December 31, 1996, 1997 and 1998, approximately 67%, 61% and 49%, respectively, of the Company's net revenue was received from Medicare and other governmental programs, which reimburse providers based on fee schedules determined by the related governmental agency. In the ordinary course of business, providers receiving reimbursement from Medicare and other governmental programs are potentially subject to a review by regulatory agencies concerning the accuracy of billings and sufficiency of supporting documentation.

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                     NOVAMED EYECARE, INC. AND SUBSIDIARIES

Unaudited Pro Forma Information

   The unaudited pro forma consolidated balance sheet presents the Company's balance sheet assuming (i) the conversion of 11,740,055 issued shares of Series A convertible preferred stock into common stock on a share for share basis;
(ii) the conversion of 400,000 issued shares of Series B convertible preferred stock into common stock on a share for share basis; (iii) the conversion of 2,000,000 issued shares of Series C convertible preferred stock into common stock on a share for share basis; (iv) the conversion of 2,323,837 issued shares of Series D convertible preferred stock into common stock on a share for
share basis; (v) the issuance of      shares of common stock upon the exchange
of the subordinated exchangeable promissory notes; and (vi) an additional
interest expense of $     related to the discount granted to the holders of the
subordinated exchangeable notes, which will occur automatically upon completion of the Company's proposed initial public offering, as if the foregoing took place on March 31, 1999.

   The unaudited pro forma earnings (loss) per share for the 12 months ended December 31, 1998 and the three months ended March 31, 1999, is presented assuming: (i) the accretion of the Series C and Series D convertible preferred stock is excluded, (ii) the automatic conversion of preferred stock into shares
of the Company's common stock; and (iii) the issuance of      shares of the
Company's common stock upon exchange of the subordinated exchangeable promissory notes, and the elimination of the additional interest expense to be recorded by the Company related to the discount on the exchange of the notes.

3. AFFILIATIONS AND ACQUISITIONS

   The Company acquires certain net assets of Affiliated Professional Entities and the entire operations of the SLCs. In addition, the Company acquires the right to provide services to Affiliated Professional Entities.

   During 1997 and 1998, the Company acquired net operating assets of and/or entered into SAs with eight and six physician and/or optical/optometric practices, respectively. In addition, during 1997, the Company acquired four SLCs. The aforementioned acquisition and affiliation activity consisted of $17,000 and $7,000, respectively, of purchase price and resulted in $18,000 and $7,000, respectively, in intangible assets.

   In January 1999, the Company acquired a wholesale optical laboratory with two manufacturing locations. In addition, the Company acquired the stock of, and entered into an SA with, an optometric practice located in St. Louis, Missouri.

4. PROPERTY AND EQUIPMENT

   Property and equipment consist of the following as of December 31, 1997 and 1998:

                                                                1997     1998
   Equipment.................................................. $ 4,953  $ 8,792
   Equipment under capital lease obligations..................     993    1,039
   Computer software..........................................     492    1,006
   Furniture and fixtures.....................................     373      608
   Leasehold improvements.....................................   1,300    1,996
                                                               -------  -------
                                                                 8,111   13,441
   Less--Accumulated depreciation and amortization............  (1,619)  (3,548)
                                                               -------  -------
                                                               $ 6,492  $ 9,893
                                                               =======  =======

   Depreciation and amortization expense for property and equipment in 1996, 1997 and 1998 was approximately $531, $1,363 and $1,946, respectively. In addition, during 1997, the Company replaced its management software system and, as a result, recorded an expense for the write-off of the net book value of approximately $589, which is included in other expense on the accompanying consolidated statements of operations.

                     NOVAMED EYECARE, INC. AND SUBSIDIARIES

5. INTANGIBLE ASSETS

   Intangible assets consist of the following as of December 31, 1997 and 1998:

                                                                1997     1998
      SAs and goodwill........................................ $31,265  $38,185
        Less--Accumulated amortization........................  (1,138)  (2,525)
                                                               -------  -------
                                                               $30,127  $35,660
                                                               =======  =======

   Amortization expense for intangible assets in 1996, 1997 and 1998 was approximately $275, $863 and $1,387, respectively. Effective January 1, 1998, the Company reduced the maximum useful life of the costs associated with the acquisitions of SAs and SLCs from 32 years to 25 years. This change was made to conform the Company's policy with that adopted by other healthcare services companies during 1998 and to better represent the useful lives of the SAs and goodwill. The change in the estimated useful life was treated on a prospective basis and increased 1998 amortization expense by $250.

6. ACCRUED EXPENSES

   Accrued expenses consist of the following as of December 31, 1997 and 1998:

                                                                   1997   1998
      Accrued payroll and related................................ $1,640 $1,988
      Accrued interest...........................................    768    674
      Accrued other..............................................    403    635
                                                                  ------ ------
                                                                  $2,811 $3,297
                                                                  ====== ======

7. INCOME TAXES

   The provision for income tax expenses consists of the following for the years ended December 31, 1996, 1997 and 1998:

                                                                1996 1997  1998
      Current--
        Federal................................................ $--  $ 31 $  366
        State..................................................  --     4     61
                                                                ---- ---- ------
                                                                 --    35    427
                                                                ---- ---- ------
      Deferred--
        Federal................................................  --   151  1,062
        State..................................................  --    20    175
                                                                ---- ---- ------
                                                                 --   171  1,237
                                                                ---- ---- ------
                                                                $--  $206 $1,664
                                                                ==== ==== ======

   Prior to the Recapitalization discussed in Note 11, income for federal income tax purposes was recognized by the members of NovaMed Eyecare Management, LLC (NovaMed LLC) rather than the Company. Simultaneous with the Recapitalization, the Company became a taxable entity. During the period from the Recapitalization through December 31, 1996, the Company incurred a taxable net loss and, accordingly, no provision for income taxes was recorded. As of December 31, 1996, the Company recorded a valuation allowance equal to the benefit related to the net operating loss carryforward.

                     NOVAMED EYECARE, INC. AND SUBSIDIARIES

   The reasons for the differences between the income tax expense and the amounts calculated using the U.S. statutory rate of 34% were as follows:

                                                             1996 1997    1998
      Tax expense at U.S. statutory rate.................... $--  $ 106  $1,146
      Intangible asset amortization.........................  --    192     283
      State taxes, net......................................  --     49     235
      Reversal of valuation allowance related to operating
       loss carryforward....................................  --   (141)    --
                                                             ---- -----  ------
        Provision for income taxes.......................... $--  $ 206  $1,664
                                                             ==== =====  ======

   Deferred tax assets (liabilities) are comprised of the following at December 31, 1997 and 1998:

                                                                1997    1998
      Current deferred tax assets (liabilities)
        Compensation accruals.................................. $ 231  $    98
        Receivable allowances..................................   110      220
        Other..................................................  (173)    (130)
                                                                -----  -------
                                                                  168      188
                                                                -----  -------
      Long-term deferred tax assets (liabilities)
        Depreciation and amortization..........................  (476)  (1,168)
        Disposal of property...................................   198      --
        Acquisitions...........................................  (143)    (335)
        Other..................................................  (208)    (199)
                                                                -----  -------
                                                                 (629)  (1,702)
                                                                -----  -------
                                                                $(461) $(1,514)
                                                                =====  =======

   The Company paid no amounts for income taxes in 1996 and 1997, and $594 during 1998.

8. LONG-TERM DEBT

   Long-term debt consists of the following as of December 31, 1997 and 1998:

                                                                1997     1998
      Subordinated exchangeable promissory notes.............. $15,600  $11,900
      Revolving line of credit................................     --     8,485
      Other...................................................     682      342
                                                               -------  -------
                                                                16,282   20,727
      Less: Current maturities of long-term debt..............    (444)    (300)
                                                               -------  -------
                                                               $15,838  $20,427
                                                               =======  =======

Subordinated Exchangeable Promissory Notes

   The Company issued subordinated exchangeable promissory notes (the Notes) in connection with the acquisition of certain net assets of Affiliated Professional Entities and certain SLCs, and the right to provide services to Affiliated Professional Entities. Each Note has a term of 15 years, with the entire principal balance payable at the end of such term and bears interest at a rate of 8.25% payable quarterly. The Notes originally contained certain redemption features which allowed holders to require the Company to redeem the face amount of the Notes, plus all accrued and unpaid interest, within a prescribed time frame at the second

                     NOVAMED EYECARE, INC. AND SUBSIDIARIES
anniversary of the issuance of such Notes. The Company has renegotiated with the Note holders whereby the holders have extended their redemption rights. The holders can now redeem $3,100 in May 2000, $1,000 in June 2000, $1,550 in November 2000 and $5,400 in January 2001. Each Note also contains the following features, which are triggered upon an initial public offering (IPO) of the Company or any affiliate (Public Company): (a) 25% of $6,200 face amount notes and 90% of $4,100 face amount notes are automatically exchanged into common stock of Public Company at a 20% discount to the IPO price; and (b) the holder may elect to (i) exchange the remaining principal balance of the Note into common stock of Public Company at the 20% discount to the IPO price, (ii) require the Company to redeem the remaining principal balance of the Note, plus all accrued and unpaid interest, (iii) maintain the Note or (iv) select a combination of any or all of (i) through (iii). The Company, 90 days after an IPO, may elect to redeem any outstanding balance plus accrued interest without penalty. Upon exchange of the Notes, the company will incur a non-recurring non-cash expense equal to the 20% discount to the IPO price. Such amount will be recorded as additional interest expense. The Notes contain provisions subordinating the holders' rights and priorities to the rights of any holders of senior debt.

   During 1996 and 1997, the Company issued Notes with aggregate principal amounts of $6,100 and $9,500 respectively, in connection with the practice affiliations and the acquisition of SLCs.

Revolving Credit Facility

   The Company has entered into a $20 million credit agreement (the Credit Facility) which provides for a revolving line of credit that expires in July 2000. Interest is payable at LIBOR, plus an applicable margin ranging from 1.5% to 2.0%, depending on the Company's leverage ratios (as defined), or at the prime rate minus .50%. As of December 31, 1998, the effective interest rate on the Credit Facility was 7.16%. In addition, again depending on the Company's leverage ratio, the Company must pay a commitment fee ranging from .25% to
 .375% for the unused portion during the revolving commitment period. The Credit Facility contains certain covenants, which include limitations on indebtedness, liens, capital expenditures and certain ratios, which define borrowing availability. In addition, the Company must maintain a minimum net worth (as defined in the agreement) of $40 million. As of December 31, 1998, the Company was in compliance (or has obtained waivers) with the covenants of the Credit Facility.

   In May 1999, the Company further amended its Credit Facility to increase the total commitment to $35 million.

Interest Expense

   The Company paid $20, $624 and $1,417 for interest and commitment fees during 1996, 1997 and 1998, respectively.

9. OPERATING LEASES

   The Company has commitments under long-term, non-terminable operating leases, principally for facility and office space. Lease terms generally cover one to ten years. Certain leases contain consecutive renewal options of five-year periods. At December 31, 1998, minimum annual rental commitments under operating leases with terms in excess of one year are as follows:

      1999............................................................. $ 3,666
      2000.............................................................   3,299
      2001.............................................................   1,915
      2002.............................................................   1,662
      2003 and thereafter..............................................   3,280
                                                                        -------
          Total minimum lease payments................................. $13,822
                                                                        =======

                     NOVAMED EYECARE, INC. AND SUBSIDIARIES

   Rent expense related to operating leases amounted to approximately $1,060, $2,911, and $3,627 during 1996, 1997 and 1998, respectively.

10. COMMITMENTS AND CONTINGENCIES

Litigation

   The Company is subject to various claims and legal actions that arise in the ordinary course of business. In the opinion of management, the ultimate resolution of such matters will not have a material adverse effect on the Company's financial position or results of operations.

Professional Liability Risk

   The Company maintains third party professional liability insurance for its SLC and business activities and procures insurance for its Affiliated Professional Entities through a third-party insurer. Although the Company believes that this insurance is adequate as to the amounts at risk, there can be no assurance that any claim asserted against the Company will not exceed the coverage limits of such insurance.

Insurance

   The Company and the Affiliated Professional Entities are insured with respect to medical malpractice risks on a claims-made basis. Management is not aware of any claims against the Company or the Affiliated Professional Entities that might have a material impact on the Company's financial position or results of operations.

Purchase Commitment

   During October 1998, the Company entered into an agreement with a vendor to purchase approximately $3,400 in medical supplies over a term of 42 months. As of December 31, 1998, the Company had $3,100 remaining on that commitment.

11. STOCKHOLDERS' EQUITY

   NovaMed was incorporated in November 1996. In conjunction with a recapitalization on December 20, 1996 (the Recapitalization), NovaMed issued 11,584,000 shares of Series A convertible preferred stock, par value $.01 per share (Series A Stock), to replace previously granted 5,792 units of NovaMed LLC. In addition, the Company issued options to purchase 1,528,000 shares of Series A Stock in exchange for options to purchase 764 units of NovaMed LLC.

   Contemporaneous with the Recapitalization, NovaMed issued 400,000 shares of Series B convertible preferred stock, par value $.01 per share (Series B Stock), for $2.50 per share; 2,000,000 shares of Series C convertible preferred stock, par value $.01 per share (Series C Stock), for $3.00 per share; and warrants to purchase an aggregate of 684,932 shares of Series D convertible preferred stock, par value $.01 per share (Series D Stock), at $4.38 per share. The Series B Stock, Series C Stock and the warrants to acquire Series D Stock were issued under terms defined in a Securities Purchase Agreement (the Securities Agreement), which provided for certain covenants and restrictions including: (a) limitations on NovaMed's ability to issue additional shares excluding shares issued in connection with a practice affiliation or SLC acquisition and other prescribed exceptions; (b) subordination of Series A Stock and Series B Stock to Series C Stock and Series D Stock (the Senior Preferred Stock); (c) limitations on liens, guarantees and secured debt; and
(d) limitations on NovaMed's ability to enter into any practice affiliation or acquisition involving the issuance of shares in excess

                     NOVAMED EYECARE, INC. AND SUBSIDIARIES
of 20% of NovaMed's value. In addition holders of the Senior Preferred Stock hold certain demand and piggyback registration rights. The Securities Agreement provided that certain investors were obligated to acquire, and NovaMed was obligated to issue, an additional 456,621 shares of Series D Stock at a price of $4.38 per share upon the attainment of a defined threshold of earnings before interest, taxes, depreciation and amortization (the Trigger Event). NovaMed attained the Trigger Event in 1997 and issued 456,621 shares of Series D Stock to the prescribed investors at $4.38 per share and issued an additional 1,180,001 shares of Series D Stock to certain other investors at $4.38 per share. In addition, holders of Senior Preferred Stock received certain registration rights in connection with the transaction. The holders of preferred stock have the right to vote on a share-for-share basis.

   In connection with the execution of the Securities Agreement, NovaMed amended its articles of incorporation (the Amendment) to provide that holders of at least two-thirds of the then outstanding Senior Preferred Stock may elect to redeem for cash up to 50% of their respective shares each year after April 2004, and April 2005, at the greater of a prescribed liquidation preference amount per share (the Carrying Value), or the fair value of such preferred stock as established by independent appraisers. The Amendment provides for a mandatory conversion of each share of convertible preferred stock to one share of common stock in the event NovaMed undertakes a qualifying IPO.

   Although the Company has not obtained an independent appraisal, it has estimated the potential future redemption value based upon various transactions with third parties and through comparison to comparable publicly traded companies. Accordingly, the Company has recorded an accretion of $739 to increase the carrying value of its Senior Preferred Stock as of December 31, 1998.

Series D Warrant Exercise

   In April 1998, certain investors exercised warrants for $3,011 to acquire an aggregate of 687,216 shares of Series D Stock issued under the Securities Agreement.

Treasury Stock

   On May 26, 1998, the Board of Directors authorized a repurchase of up to 1,200,000 shares of the Company's Series A convertible preferred stock. The Company purchased a total of 1,188,414 shares at an aggregate cost of $5,262. Throughout 1998, the Company reissued 798,987 shares of treasury stock in connection with practice affiliations.

12. EMPLOYEE BENEFIT PLANS

Employee Benefits and Compensation

   The Company maintains a voluntary savings plan (the Plan) for eligible employees under section 401(k) of the Internal Revenue Code whereby participants may contribute a percentage of up to 15% of their compensation. During 1997, the Plan was amended to provide for the Company to match 50% of the employee's contributions on the first 3% of salary contributed by each employee. The Company's matching contributions approximated $16, $70 and $136 for 1996, 1997 and 1998, respectively.

Stock Option Plans

   In August 1995, NovaMed LLC approved an employee stock option plan (the 1995
Plan) and reserved 1,000 limited liability company units for certain officers and key employees of NovaMed LLC. Under the terms of the 1995 Plan, options generally become exercisable over a three-year period with vesting beginning six

                     NOVAMED EYECARE, INC. AND SUBSIDIARIES
months from the date of each grant and 1/36th of the total options granted become exercisable each month thereafter.

   In December 1996, the Company adopted the NovaMed Holdings Inc. Stock Incentive Plan (the 1996 Plan). Under the 1996 Plan, NovaMed authorized 1,528,000 shares of $.01 par value Series A Stock to replace unit options granted under the 1995 Plan. At such time, NovaMed also authorized 1,468,800 shares of its common stock, par value $.01 per share (Common Stock), to be reserved for future grants. Authorized options for common stock under the 1996 Plan are exercisable over a four-year period with vesting beginning six months from the date of each grant and 1/48th of the total options granted becoming exercisable each month thereafter. The option period for Common Stock options is 10 years from the date each option is granted. In March 1997, NovaMed amended the 1996 Plan and authorized options for an additional 1,000,000 shares of Common Stock and options for 55,000 shares of Series B Stock. In October 1998, NovaMed further amended the 1996 Plan and authorized options for an additional 1,200,000 shares of Common Stock. All current outstanding options are nonqualified stock options.

   The Company grants stock options to employees and nonemployee members of the Company's Board of Directors. Pursuant to Accounting Principles Board No. 25, no compensation expense was recorded relating to these stock options. In addition, the Company sells stock options to physicians employed by Affiliated Professional Entities. Stock options are sold at their estimated fair market value on the date of the grant as determined by the Black-Scholes option-pricing model. Accordingly, no compensation expense is recorded.

   The following table summarizes the activity in the stock option plan:

                                                                        Weighted
                                                                        Average
                                                  Options    Price Per  Exercise
                                                Outstanding    Share     Price
      December 31, 1995........................    690,000   $   1.25    $1.25
        Granted and sold.......................    981,000  $1.25-$2.50  $1.35
        Exercised..............................        --       --         --
        Canceled...............................   (155,000)  $   1.25    $1.25
                                                 ---------
      December 31, 1996........................  1,516,000  $1.25-$2.50  $1.31
        Granted and sold.......................  1,932,500  $1.88-$4.38  $2.05
        Exercised..............................   (150,374) $1.25-$1.88  $1.26
        Canceled...............................   (234,626) $1.25-$2.50  $1.45
                                                 ---------
      December 31, 1997........................  3,063,500               $1.80
        Granted and sold.......................  1,061,000  $3.50-$6.00  $4.46
        Exercised..............................     (7,388) $1.25-$2.50  $1.93
        Canceled...............................   (114,112) $1.25-$3.85  $2.04
                                                 ---------
      December 31, 1998........................  4,003,000               $2.49
                                                 =========               =====

   The following table summarizes information about stock options outstanding at December 31, 1998:

                                                                   Options
                                      Options Outstanding        Exercisable
                                   -------------------------- ------------------
     Exercise                                        Average            Average
   Price Range                               Average Exercise           Exercise
   -----------                      Shares    Life    Price    Shares    Price
   $1.25 to $3.00................. 2,924,000  7.74    $1.77   1,871,065  $1.61
   $3.01 to $6.00................. 1,079,000  9.48     4.46      81,519   3.73
                                   ---------  ----    -----   ---------  -----
                                   4,003,000  8.20    $2.49   1,952,584  $1.70
                                   =========  ====    =====   =========  =====

                     NOVAMED EYECARE, INC. AND SUBSIDIARIES

   The Company believes the exercise price of these stock options approximated or exceeded the fair value of the applicable class of stock at the date of grant based on the pricing of transactions involving the preferred stock as discussed in Note 11, and the Company's financial condition at the date of grant.

   The following summarizes the pro forma effect on net income (loss) if the fair values of stock based compensation had been recognized in the year presented as compensation expense on a straight-line basis over the vesting period of the grant:

                                                              1996    1997 1998
      Net income (loss) available to common stockholders.... $(1,099) $ 14 $578
                                                             =======  ==== ====
      Earnings (loss) per common share:
        Basic............................................... $   --   $--  $.04
                                                             =======  ==== ====
        Diluted............................................. $  (.10) $--  $.04
                                                             =======  ==== ====

   The fair value of these options was estimated using the minimum value method with the following assumptions:

                                                               1996  1997  1998
      Expected option life in years...........................   10    10    10
      Risk-free interest rate................................. 6.50% 6.06% 4.85%
      Dividend yield..........................................  --    --    --

13. OPERATING SEGMENTS

   During 1998, the Company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The Company manages its business segments by types of service provided. The Company's reportable segments are as follows:

     Services and Products. Services and products include medical services provided to patients, the sale of optical products and research.

     Surgery and Laser Centers. Surgery and laser centers include the results of operations from owning, managing and operating surgery and laser centers.

     Optical Services and Products. Optical services and products include the Alliance optical products purchasing organization, and beginning in 1999, Midwest Uncuts, a wholesale optical laboratory and an optical products purchasing organization.

   The accounting policies of the various segments are the same as those described in the "Summary of Significant Accounting Policies" in Note 2, except for the services and products segment. Services and products revenue is reported to management using the net revenue of the Affiliated Professional Entities as the total revenue. The revenue for the services and products segment on the accompanying Consolidated Statements of Operations is the net revenue of the Affiliated Professional Entities reduced by amounts retained by the Affiliated Professional Entities (See Note 2). Under either approach, the earnings before income taxes (EBT) are identical.

   The Company evaluates the performance of its segments based on EBT. Segment EBT includes all revenues and expenses directly attributable to the segment except amortization of intangible assets and excludes certain expenses that are managed outside the reportable segment. Items excluded from the segment EBT primarily consist of corporate expenses for salaries, wages and benefits and general and administrative, interest on debt, and amortization of intangible assets.

   The Company excludes intercompany transfers for management reporting purposes, as they have no effect on the EBT of the individual segments. Segment identifiable assets include accounts receivable, inventory, other current assets and long-lived assets of the segment. Corporate identifiable assets represent all other assets

                     NOVAMED EYECARE, INC. AND SUBSIDIARIES
of the Company including cash and cash equivalents, corporate other current assets, and corporate long-lived assets, which include property and equipment, notes receivable, intangible assets, and other long-term assets. Capital expenditures for long-lived assets are not reported to management by segment and are excluded, as presenting such information is not practical.

                                    Surgery Optical
                          Services    and   Services
                            and      Laser    and
                          Products  Centers Products Corporate Eliminations  Total
Three months ended March
 31, 1999 (unaudited)--
  Net revenue...........  $14,411   $ 5,886  $3,288   $   --     $ (2,559)  $21,026
  EBT...................    1,375     2,138     391    (3,380)        --        524
  Depreciation and
   amortization.........      256       185      38       617         --      1,096
  Interest (income)
   expense..............       (4)        1     (11)      523         --        509
  Identifiable assets...   12,227     7,187   3,656    45,627         --     68,967
                          =======   =======  ======   =======    ========   =======
Three months ended March
 31, 1998 (unaudited)--
  Net revenue...........  $ 8,681   $ 3,760  $1,529   $   --     $ (1,543)  $12,427
  EBT...................      920     1,139     112    (1,980)        --        191
  Depreciation and
   amortization.........      190       116       1       407         --        714
  Interest (income)
   expense..............        2       --       (2)      280         --        280
  Identifiable assets...    8,752     4,870     762    37,528         --     51,912
                          =======   =======  ======   =======    ========   =======
1998--
  Net revenue...........  $46,285   $20,131  $7,545   $   --     $(10,232)  $63,729
  EBT...................    5,707     7,181     546   (10,064)        --      3,370
  Depreciation and
   amortization.........      874       563       5     1,891         --      3,333
  Interest (income)
   expense..............        3         1     (10)    1,279         --      1,273
  Identifiable assets...   12,120     7,236   1,301    42,022         --     62,679
                          =======   =======  ======   =======    ========   =======
1997--
  Net revenue...........  $32,253   $14,484  $3,523   $   --     $ (7,852)  $42,408
  EBT...................    4,192     5,349     173    (9,403)        --        311
  Depreciation and
   amortization.........      587       386       9     1,244         --      2,226
  Interest (income)
   expense..............      --         23      (3)    1,021         --      1,041
  Identifiable assets...    8,717     4,373     517    39,127         --     52,734
                          =======   =======  ======   =======    ========   =======
1996--
  Net revenue...........  $13,860   $ 5,303  $  221   $   --     $ (3,534)  $15,850
  EBT...................    2,516     2,179      14    (5,621)        --       (912)
  Depreciation and
   amortization.........      262        77       3       464         --        806
  Interest (income)
   expense..............      --        --      --         58         --         58
  Identifiable assets...    4,191     2,081     125    21,297         --     27,694
                          =======   =======  ======   =======    ========   =======

   The Company has no revenues attributed to customers outside of the United States and no assets located in foreign countries.

14. RELATED-PARTY TRANSACTIONS

Facility Rent

   The Company leases facility space from various partnerships, which include affiliated providers as partners and trusts in which relatives of the affiliated providers are named beneficiaries. Rent expense on related-party operating leases amounted to approximately $816, $1,290 and $1,457 during 1996, 1997 and 1998, respectively.

                     NOVAMED EYECARE, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Concluded)


Notes Receivable

   The Company holds notes receivable for a total of $393 from physicians affiliated with the Company. The loans bear interest rates between 9.0-9.5%, are secured against future services, and are either payable upon demand of the Company or within two years of issuance.

   The Company presently holds a note receivable for a total of $400 from a physician affiliated with the Company related to the purchase of a minority interest in an SLC. The note bears interest at 6% and is payable annually. The principal is due in 2001. The note is included in note receivable from related party at December 31, 1997 and 1998, and was paid in full subsequent to March 31, 1999.

Other

   The Company purchased optical supplies such as spectacle frames and lenses from Midwest Uncuts, which was owned by individuals who are related to an officer of the Company. Total payments for purchases of optical supplies from Midwest Uncuts during 1996, 1997 and 1998 were approximately $520, $820, and $982, respectively. The Company purchased Midwest Uncuts in January 1999 (see
Note 3).

   The Company receives professional services from a firm that employs a director of the Company. Total payments for services received during 1996, 1997 and 1998 were approximately $543, $516 and $422, respectively.

15. MIGRATORY MERGER

   Effective May   , 1999, the Company reincorporated in Delaware and changed its name to NovaMed Eyecare, Inc.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     , 1999

                                        Shares

                                  Common Stock


                              -------------------

                                   PROSPECTUS

                              -------------------

                          Donaldson, Lufkin & Jenrette

                               Hambrecht & Quist

                            William Blair & Company

                              ------------------

                                 DLJdirect Inc.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

   Set forth below is an estimate of the approximate amount of fees and expenses (other than underwriting commissions and discounts) payable by the registrant in connection with the issuance and distribution of the common stock pursuant to the prospectus contained in this registration statement. Registrant will pay all of these expenses.

                                                                     Approximate
                                                                       Amount
      Securities and Exchange Commission registration fee...........   $29,500
      NASD filing fee...............................................    10,500
      Nasdaq National Market listing fee............................      *
      Accountants' fees and expenses................................      *
      Legal fees and expenses.......................................      *
      Transfer agent and registrar fees and expenses................      *
      Printing and engraving expenses...............................      *
      Miscellaneous expenses........................................      *
                                                                       -------
          Total.....................................................   $  *
                                                                       =======

--------
*To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

   The registrant's Restated Certificate of Incorporation provides that the registrant shall indemnify its directors to the full extent permitted by the General Corporation Law of the State of Delaware and may indemnify its officers and employees to such extent, except that the registrant shall not be obligated to indemnify any such person (1) with respect to proceedings, claims or actions initiated or brought voluntarily by any such person and not by way of defense, or (2) for any amounts paid in settlement of an action indemnified against by the registrant without the prior written consent of the registrant. Registrant has entered into indemnity agreements with each of its directors. These agreements may require the registrant, among other things, to indemnify such directors against certain liabilities that may arise by reason of their status or service as directors, to advance expenses to them as they are incurred, provided that they undertake to repay the amount advanced if it is ultimately determined by a court that they are not entitled to indemnification.

   In addition, the registrant's Restated Certificate of Incorporation provides that a director of the registrant shall not be personally liable to the registrant or its stockholders for monetary damages for breach of his or her fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to the registrant or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for willful or negligent conduct in paying dividends or repurchasing stock out of other than lawfully available funds or
(4) for any transaction from which the director derives an improper personal benefit.

   Reference is made to Section 145 of the General Corporation Law of the State of Delaware which provides for indemnification of directors and officers in certain circumstances.

   The registrant has purchased a directors' and officers' liability insurance policy.

   Under the terms of the underwriting agreement, the Underwriters have agreed to indemnify, under certain conditions, the registrant, its directors, certain of its officers and persons who control the registrant within the meaning of the Securities Act of 1933, as amended.

Item 15. Recent Sales of Unregistered Securities.

   The following information reflects our recent sales of unregistered securities:

     On or about August 6, 1996, we issued 240 membership units in NovaMed Eyecare Management, LLC to 20 investors consisting of individuals, joint tenants and partnerships in exchange for cash in the aggregate amount of $600,000.

     On or about November 1, 1996, we issued two subordinated exchangeable promissory notes having an aggregate face value of $3,700,000 to two affiliated eye care providers in exchange for certain of the providers' assets and 75% of the membership interests in a limited liability company.

     On or about November 26, 1996, we issued 100 shares of common stock to an an individual investor in exchange for cash in the aggregate amount of $25.

     On or about November 27, 1996, we issued two subordinated exchangeable promissory notes having an aggregate face value of $2,000,000 to two affiliated eye care providers in exchange for certain of the providers' assets.

     On or about December 20, 1996, we issued 11,584,000 shares of Series A convertible preferred stock to all of the members of NovaMed Eyecare Management, LLC in exchange for 5,792 units of membership in NovaMed Eyecare Management, LLC.

     On or about December 20, 1996, we issued 400,000 shares of Series B convertible preferred stock to 19 investors consisting of individuals, joint tenants and a partnership in exchange for cash in the aggregate amount of $1,000,000.

     On or about December 20, 1996, we issued 2,000,000 shares of Series C convertible preferred stock and warrants to purchase 684,932 shares of Series D convertible preferred stock to four investors consisting of partnerships in exchange for cash in the aggregate amount of $6,010,000.

     On or about January 1, 1997, we issued one subordinated exchangeable promissory note having a face value of $5,400,000 to an affiliated eye care provider in exchange for all of the provider's shares of the common stock of a corporation.

     On or about March 3, 1997, we issued 2,280,174 shares of common stock to 11 affiliated eye care providers and options to purchase 55,000 shares of Series B convertible preferred stock to two affiliated eye care providers in exchange for all of the capital stock of a corporation.

     On or about April 15, 1997, we issued 390,391 shares of common stock to an affiliated eye care provider in exchange for all of the provider's capital stock of a corporation.

     On or about April 21, 1997, we issued 76,630 shares of common stock and warrants to purchase 3,378 shares of common stock to five investors consisting of partnerships, a trust and an individual in exchange for services rendered in connection with an acquisition.

     On or about May 1, 1997, we issued one subordinated exchangeable promissory note to an affiliated eye care provider having a face value of $3,100,000 in exchange for certain of the provider's assets.

     On or about June 1, 1997, we issued one subordinated exchangeable promissory note to an affiliated eye care provider having a face value of $1,000,000 in exchange for 100% of the membership interests in a limited liability company.

     Over the period from July 31, 1997 through January 1, 1998, we issued 1,638,905 shares of Series D convertible preferred stock to 67 investors consisting of individuals, joint tenants, trusts, corporations and partnerships in exchange for cash in the aggregate amount of $7,178,403.90.


     On or about March 25, 1998, an individual investor, consisting of a trust, exercised warrants to acquire 2,252 shares of common stock in exchange for $9,863.76.

     In April 1998, four investors, consisting of partnerships, exercised warrants to acquire 684,932 shares of Series D convertible preferred stock in exchange for cash in the aggregate amount of $3,000,002.16.

     On or about May 26, 1998, one investor, consisting of a trust, exercised warrants to acquire 68,493 shares of Series D convertible preferred stock in exchange for cash in the aggregate amount of $299,999.34.

     On or about July 25, 1998, we issued 550,987 shares of Series A convertible preferred stock to three affiliated eye care providers in exchange for the providers' nonmedical assets.

     On or about September 24, 1998, we issued 88,000 shares of Series A convertible preferred stock to four affiliated eye care providers in exchange for all of the investors' shares of the capital stock of a corporation, all of the non-medical assets of a partnership and a 50% partnership interest in another partnership.

     On or about January 1, 1999, we issued 250,000 shares of Series A convertible preferred stock to two individual investors in exchange for all of the shares of the capital stock of a corporation.

     On or about January 8, 1999, we issued 80,000 shares of Series A convertible preferred stock to an affiliated eye care provider in exchange for the remaining 25% of the membership interests of one of our limited liability company subsidiaries.

     On or about January 15, 1999, we issued 20,000 shares of Series A convertible preferred stock to an affiliated eye care provider in exchange for the provider's shares of the capital stock of a corporation.

     On or about January 22, 1999, we issued 80,000 shares of Series A convertible preferred stock to two affiliated eye care providers in exchange for the remaining 25% of the membership interests of one of our limited liability company subsidiaries.

   No underwriters were involved in any of the transactions described above. We issued all of the securities in the foregoing transactions in reliance upon the exemption from registration available under Section 4(2) of the Securities Act, including Regulation D promulgated thereunder, as transactions by an issuer not involving any public offering and the transactions involved the issuance and sale of our securities to financially sophisticated entities or individuals who represented that they were aware of our activities and business and financial condition, and who took these securities for investment purposes and understood the ramifications of their actions. Each security holder represented that they acquired such securities for investment for their own account and not for distribution. All certificates representing the stock issued have a legend imprinted on them stating that the shares have not been registered under the Securities Act and cannot be transferred until properly registered under the Securities Act or an exemption applies.

   Over the period from November 1997 through January 1999 we issued options to purchase 99,000 shares of Series A convertible preferred stock and options to purchase 378,000 shares of common stock to 17 affiliated eye care providers in exchange for cash in the aggregate amount of $38,400 and 15 promissory notes having an aggregate face value of $450,400.

   Over the period from January 1997 through July 1998 eleven former employees exercised options to acquire 156,055 shares of Series A convertible preferred stock and 1,707 shares of common stock in exchange for cash in the aggregate amount of $202,878.21.

   No underwriters were involved in any of the transactions relating to options that are described above. We issued all of the securities in the foregoing transactions in reliance upon the exemption from registration available under
Section 4(2) of the Securities Act, including Regulation E promulgated thereunder, as transactions by an issuer not involving any public offering and pursuant to a written compensatory benefit plan.

Item 16. Exhibits and Financial Statement Schedules.

   (a) Exhibits.

     1*        Form of Underwriting Agreement
     3.1       Form of Amended and Restated Certificate of Incorporation of the
               Registrant
     3.2       Form of Bylaws of the Registrant
     4.1*      Specimen stock certificate representing Common Stock
     4.2*      Registrant's Rights Agreement
     5*        Opinion of Katten Muchin & Zavis as to the legality of the securities being registered (including consent)
     10.1      Registrant's 1996 Stock Incentive Plan, as amended
     10.2      Form of Registrant's 1999 Stock Purchase Plan
     10.3      Form of Indemnification Agreement
     10.4      Registration Rights Agreement
     10.5      Subordinated Registration Rights Agreement
     10.6      Amended and Restated Employment Agreement for Stephen J. Winjum
     10.7      Amended and Restated Employment Agreement for Ronald G. Eidell
     10.8      Amended and Restated Employment Agreement for E. Michele Vickery
     10.9      Employment Agreement for J. Gary Jordan
     10.10     Employment Agreement for Robert A. Wallach
     10.11*    Employment Agreement for Daniel O. Wagster
     10.12*    Employment Agreement for T. Trent Roark
     10.13*    Employment Agreement for Thomas J. Chirillo
     10.14*    Summit Technology, Inc. Agreement
     10.15*    Form of Service Agreement
     10.16*    Second Amendment and Consent to the Amended and Restated Credit
               Agreement
     21*       Subsidiaries of the Registrant
     23.1      Consent of Arthur Andersen LLP
     23.2*     Consent of Katten Muchin & Zavis (contained in its opinion to be filed as Exhibit 5 hereto)
     24        Power of Attorney (see signature page)
     27        Financial Data Schedule

--------
*To be filed by amendment

   (b) Financial Statement Schedules.

   Upon completion of the migratory merger discussed in Note 15 to NovaMed Eyecare, Inc. and Subsidiaries consolidated financial statements, we expect to be in a position to render the following audit report.

ARTHUR ANDERSEN LLP
May 25, 1999

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
NovaMed Eyecare, Inc.:

   We have audited, in accordance with generally accepted auditing standards, the consolidated financial statements of NOVAMED EYECARE, INC. AND SUBSIDIARIES
included in this Form S-1 and issued our report thereon dated            ,
1999. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Rule 12-09 Valuation Reserve schedule is presented for purposes of complying with the Securities and Exchange Commission's rules and is not a part of the basic financial statements. This schedule has been subject to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Chicago, Illinois
        , 1999

                             NOVAMED EYECARE, INC.

                         RULE 12-09 VALUATION RESERVES

                                   (in 000's)

                                   Balance at  Charged to            Balance at
                                  beginning of costs and               end of
Description                          period     expenses  Deductions   period
-----------                       ------------ ---------- ---------- ----------
1996
  Allowance for contractual
   adjustments...................    $  --      $14,486    $(12,056)  $ 2,430
  Allowance for bad debts........       --          307        (216)       91
                                     ------     -------    --------   -------
                                     $  --      $14,793    $(12,272)  $ 2,521
                                     ======     =======    ========   =======
1997
  Allowance for contractual
   adjustments...................    $2,430     $29,243    $(25,614)  $ 6,059
  Allowance for bad debts........        91       1,170        (326)      935
                                     ------     -------    --------   -------
                                     $2,521     $30,413    $(25,940)  $ 6,994
                                     ======     =======    ========   =======
1998
  Allowance for contractual
   adjustments...................    $6,059     $39,746    $(36,559)  $ 9,246
  Allowance for bad debts........       935         901        (735)    1,101
                                     ------     -------    --------   -------
                                     $6,994     $40,647    $(37,294)  $10,347
                                     ======     =======    ========   =======

Item 17. Undertakings.

   The undersigned Registrant hereby undertakes:

   (1) To provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

   (2) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   (3) For purposes of determining any liability under the Securities Act, (i) the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective and (ii) each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, and State of Illinois on the 24th day of May, 1999.

                                          NovaMed Eyecare, Inc.

                                                  /s/ Stephen J. Winjum
                                          By: _________________________________
                                            Stephen J. Winjum
                                            Chairman, Chief Executive Officer
                                            and
                                            President

                               POWER OF ATTORNEY

   Each person whose signature appears below hereby constitutes and appoints Stephen J. Winjum and Ronald G. Eidell his true and lawful attorneys-in-fact and agents, with full power of substitution, to sign on his behalf, individually and in each capacity stated below, all amendments and post-effective amendments to this Registration Statement on Form S-1 (including any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and all amendments thereto) and to file the same, with all exhibits thereto and any other documents in connection therewith, with the Securities and Exchange Commission under the Securities Act of 1933, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as each might or could do in person, hereby ratifying and confirming each act that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue thereof.

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on May 24, 1999.

                 Signature                                     Title
                 ---------                                     -----


         /s/ Stephen J. Winjum              Chairman of the Board, Chief Executive
___________________________________________   Officer and President (Principal
             Stephen J. Winjum                Executive Officer)

          /s/ Ronald G. Eidell              Executive Vice President and Chief
___________________________________________   Financial Officer (Principal Financial
             Ronald G. Eidell                 Officer)

         /s/ Martin A. Koehler              Vice President Finance (Principal
___________________________________________   Accounting Officer)
             Martin A. Koehler

       /s/ John D. Hunkeler, M.D.           Director
___________________________________________
          John D. Hunkeler, M.D.

                                            Director
___________________________________________
              R. Judd Jessup

        /s/ Scott H. Kirk, M.D.             Director
___________________________________________
            Scott H. Kirk, M.D.


                 Signature                                     Title
                 ---------                                     -----


        /s/ Steven V. Napolitano            Director
___________________________________________
           Steven V. Napolitano

        /s/ James B. Tannanbaum             Director
___________________________________________
            James B. Tannanbaum

          /s/ Peter C. Wendell              Director
___________________________________________
             Peter C. Wendell

     /s/ Douglas P. Williams. M.D.          Director
___________________________________________
         Douglas P. Williams, M.D.